
13002677



EAGLE BULK SHIPPING INC.

ANNUAL REPORT 2012

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To Our Shareholders:

Eagle Bulk's 2012 performance reflected ongoing challenges in the global dry bulk market, as characterized by freight market weakness due to both persistent high vessel supply growth and global economic sluggishness. Throughout the year, the Company sought to manage through these adverse conditions with an opportunistic and dynamic approach to chartering, utilizing a mixture of long-term time charters, short-term voyages, and index charters. Moreover, we are pleased to have made notable progress achieving operational efficiencies that, we believe, will provide benefits when the market normalizes.

Specific 2012 highlights include the following:

- Eagle Bulk's gross revenues for 2012 were $198.8 million, and fleet utilization was at a notable level of 99.3%.

- EBITDA, as adjusted for exceptional items under the terms of the Company's credit agreement, was $36.7 million.

2012 Operational Review

At the end of 2012, Eagle Bulk's modern fleet totaled 45 vessels, comprised of 43 Supramaxes and 2 Handymaxes. In the aggregate, our fleet represents one of the largest, youngest and most homogenous in the world. Rate comparisons during the year underscore the relative outperformance of the Supramax asset class as the superior operating platform in the dry bulk sector. Supramaxes averaged $9,500 per day in 2012, representing an outperformance of both Panamaxes and Capesizes by 23 percent.

The relative outperformance of Supramax rates can be attributed to better relative supply and demand fundamentals, as well as its flexibility and ability to operate profitably through a range of market conditions due to berthing capabilities at most ports around the world, with on-board cranes and cargo flexibility.

Our continued presence in Asia also enabled us to continue forging lasting, durable commercial relationships with our chartering counterparties. These partnerships – and the market-related insight they provide – have been particularly valuable as we've pursued more short-term, opportunistic charters in this challenging market.

Looking Ahead to 2013 and Beyond

Throughout 2013, Eagle Bulk will continue to execute an opportunistic, short-term chartering strategy that maximizes revenue upside. At the same time, management will continue to focus on reducing costs while maintaining operational excellence across the board. While we can't say with certainty when the market will transition to a sustainable recovery, we can assure you that the Company is working to ensure we're well positioned when the market does improve.

We thank our employees, shareholders, and business partners for their ongoing support, and look forward to updating you on our progress throughout 2013.

Respectfully,



Sophocles N. Zoullas
Founder, Chairman, and Chief Executive Officer

Our Fleet

Vessel	Deadweight Tons (DWT)	Year Built	Length (m)	Ship's Cargo Gear	
				Cranes	Grabs
Sandpiper Bulker	57,809	2011	190 m	4 x 35 Tons	4 x 14.0 m3
Roadrunner Bulker	57,809	2011	190 m	4 x 35 Tons	4 x 14.0 m3
Puffin Bulker	57,809	2011	190 m	4 x 35 Tons	4 x 14.0 m3
Petrel Bulker	57,809	2011	190 m	4 x 35 Tons	4 x 14.0 m3
Owl	57,809	2011	190 m	4 x 35 Tons	4 x 14.0 m3
Oriole	57,809	2011	190 m	4 x 35 Tons	4 x 14.0 m3
Nighthawk	57,809	2011	190 m	4 x 35 Tons	4 x 14.0 m3
Thrush	53,297	2011	190 m	4 x 35 Tons	4 x 14.0 m3
Martin	57,809	2010	190 m	4 x 35 Tons	4 x 14.0 m3
Kingfisher	57,776	2010	190 m	4 x 35 Tons	4 x 14.0 m3
Jay	57,802	2010	190 m	4 x 35 Tons	4 x 14.0 m3
Ibis Bulker	57,775	2010	190 m	4 x 35 Tons	4 x 14.0 m3
Grebe Bulker	57,809	2010	190 m	4 x 35 Tons	4 x 14.0 m3
Gannet Bulker	57,809	2010	190 m	4 x 35 Tons	4 x 14.0 m3
Imperial Eagle	55,989	2010	190 m	4 x 30 Tons	4 x 12.5 m3
Avocet	53,462	2010	190 m	4 x 35 Tons	4 x 14.0 m3
Thrasher	53,360	2010	190 m	4 x 35 Tons	4 x 14.0 m3
Egret Bulker	57,809	2010	190 m	4 x 35 Tons	4 x 14.0 m3
Golden Eagle	55,989	2010	190 m	4 x 30 Tons	4 x 12.5 m3
Crane	57,809	2010	190 m	4 x 35 Tons	4 x 14.0 m3
Canary	57,809	2009	190 m	4 x 35 Tons	4 x 14.0 m3
Bittern	57,809	2009	190 m	4 x 35 Tons	4 x 14.0 m3
Stellar Eagle	55,989	2009	190 m	4 x 30 Tons	4 x 12.5 m3
Crested Eagle	55,989	2009	190 m	4 x 30 Tons	4 x 12.5 m3
Crowned Eagle	55,940	2008	190 m	4 x 30 Tons	4 x 12.5 m3
Woodstar	53,390	2008	190 m	4 x 35 Tons	4 x 14.0 m3
Wren	53,349	2008	190 m	4 x 35 Tons	4 x 14.0 m3
Redwing	53,411	2007	190 m	4 x 36 Tons	4 x 13.0 m3
Jaeger	52,248	2004	190 m	4 x 30 Tons	4 x 12.5 m3
Cardinal	55,362	2004	190 m	4 x 30 Tons	4 x 12.0 m3
Kestrel I	50,326	2004	190 m	4 x 30 Tons	4 x 12.5 m3
Skua	53,350	2003	190 m	4 x 30 Tons	4 x 12.5 m3
Shrike	53,343	2003	190 m	4 x 30 Tons	4 x 12.0 m3
Tern	50,200	2003	190 m	4 x 30 Tons	4 x 12.5 m3
Kittiwake	53,146	2002	190 m	4 x 30 Tons	4 x 12.0 m3
Osprey I	50,206	2002	190 m	4 x 30 Tons	4 x 12.5 m3
Goldeneye	52,241	2002	190 m	4 x 30 Tons	4 x 12.0 m3
Falcon	50,296	2001	190 m	4 x 30 Tons	4 x 12.0 m3
Harrier	50,296	2001	190 m	4 x 30 Tons	4 x 12.0 m3
Peregrine	50,913	2001	190 m	4 x 30 Tons	4 x 12.0 m3
Merlin	50,296	2001	190 m	4 x 30 Tons	4 x 12.0 m3
Condor	50,296	2001	190 m	4 x 30 Tons	4 x 12.0 m3
Hawk I	50,296	2001	190 m	4 x 30 Tons	4 x 13.0 m3
Sparrow	48,225	2000	189 m	4 x 30 Tons	4 x 10.0 m3
Kite	47,195	1997	190 m	4 x 30 Tons	4 x 10.0 m3
Total Fleet	**2,451,259**				

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE**

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE**

SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-33831

EAGLE BULK SHIPPING INC.

(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	**98–0453513** (I.R.S. Employer Identification No.)
477 Madison Avenue **New York, New York** **(Address of principal executive offices)**	**10022** (Zip Code)

Registrant's telephone number, including area code: (212) 785–2500

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.01 per share
(Title of Class)

The Common Stock is registered on the Nasdaq Stock Market LLC
(Name of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-Accelerated filer ☒ Smaller reporting company ☐

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant on June 30, 2012, the last business day of the registrant's most recently completed second quarter, was $48,527,068 based on the closing price of $3.16 per share on the Nasdaq Global Select Market on that date. (For this purpose, all outstanding shares of common stock have been considered held by non-affiliates, other than the shares beneficially owned by directors, officers and certain 5% shareholders of the registrant; without conceding that any of the excluded parties are "affiliates" of the registrant for purposes of the federal securities laws.)

As of April 1, 2013, 16,638,092 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed by the registrant within 120 days of December 31, 2012, the last day of the registrant's fiscal year, in connection with its 2013 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

Forward-Looking Statements

This Form 10-K contains forward-looking statements regarding the outlook for dry cargo markets, and the Company's prospects. There are a number of factors, risks and uncertainties that could cause actual results to differ from the expectations reflected in these forward-looking statements, including changes in production of or demand for major and minor bulk commodities, either globally or in particular regions; greater than anticipated levels of vessel newbuilding orders or less than anticipated rates of scrapping of older vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; changes in the rates of growth of the world and various regional economies; risks incident to vessel operation, including discharge of pollutants; unanticipated changes in laws and regulations; increases in costs of operation; the availability to the Company of suitable vessels for acquisition or chartering-in on terms it deems favorable; the ability to attract and retain customers; and the performance of our contract counterparties. This Form 10-K also includes statistical data regarding world dry bulk fleet and orderbook and fleet age. We generated some of these data internally, and some were obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified these data nor sought the consent of any organizations to refer to their reports in this annual report on Form 10-K (the "Annual Report"). The Company assumes no obligation to update or revise any forward-looking statements. Forward-looking statements in this Form 10-K and written and oral forward-looking statements attributable to the Company or its representatives after the date of this Form 10-K are qualified in their entirety by the cautionary statement contained in this paragraph and in other reports hereafter filed by the Company with the Securities and Exchange Commission (the "SEC").

PART I

ITEM 1. BUSINESS

Overview

Eagle Bulk Shipping Inc., incorporated under the laws of the Republic of the Marshall Islands (the "Marshall Islands") on March 23, 2005 and headquartered in New York City, is engaged primarily in the ocean transportation of a broad range of major and minor bulk cargoes, including iron ore, coal, grain, cement and fertilizer, along worldwide shipping routes. We operate in the Handymax sector of the dry bulk industry, with particular emphasis on the Supramax class of vessels. We own one of the largest fleets of Supramax dry bulk vessels in the world. Supramax dry bulk vessels range in size from 50,000 to 60,000 deadweight tons, or dwt. These vessels have the cargo loading and unloading flexibility of on-board cranes while offering cargo carrying capacities approaching that of Panamax dry bulk vessels, which range in size from 60,000 to 100,000 dwt and must rely on port facilities to load and offload their cargoes. We believe that the cargo handling flexibility and cargo carrying capacity of the Supramax class vessels make them attractive to charterers.

As of December 31, 2012, we owned and operated a modern fleet of 45 oceangoing vessels, 43 Supramax and 2 Handymax, with a combined carrying capacity of 2,451,259 dwt and an average age of approximately six years. In 2011, we completed our Supramax vessel newbuilding program.

On June 20, 2012, the Company entered into a Fourth Amended and Restated Credit Agreement with The Royal Bank of Scotland plc, as agent, to its credit facility agreement, dated as of October 19, 2007, as amended up to the date thereof (the "Fourth Amended and Restated Credit Agreement"), as discussed in Note 6 to the consolidated financial statements included in this Annual Report and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources" below.

On May 22, 2012, the Company completed a one-for-four reverse stock split of its issued and outstanding common stock, as previously approved by the Company's shareholders at the Company's special meeting of shareholders held in November 2011. Proportional adjustments were made to the Company's issued and outstanding common stock and to its common stock underlying stock options and other common stock-based equity grants outstanding immediately prior to the effectiveness of the reverse stock split. All references in this Annual Report, including the consolidated financial statements and notes thereto included herein, to common stock and per share data for all periods presented in the consolidated financial statements and notes thereto, have been retrospectively adjusted to reflect the reverse stock split.

We carry out the commercial and strategic management of our fleet through our wholly-owned subsidiary, Eagle Shipping International (USA) LLC, a Marshall Islands limited liability company which maintains its principle executive offices in New York City. Each of our vessels is owned by us through a separate wholly owned Marshall Islands limited liability company.

We maintain our principal executive offices at 477 Madison Avenue, New York, New York 10022. Our telephone number at that address is (212) 785-2500. Our website address is www.eagleships.com. Information contained on our website does not constitute part of this Annual Report.

A glossary of shipping terms (the "Glossary") that should be used as a reference when reading this Annual Report on Form 10-K begins on page 28. Capitalized terms that are used in this Annual Report are either defined when they are first used or in the Glossary.

References in this Annual report to "we," "us," "our," "Eagle Bulk" and the "Company" all refer to Eagle Bulk Shipping Inc. and its subsidiaries, unless otherwise stated or the context otherwise requires.

Management of Our Fleet

Our New York City-based management team, with in excess of 20 years of experience in the shipping industry primarily focused on the sub-Panamax dry bulk sectors, such as Supramax, Handymax and Handysize vessels, undertakes all commercial and strategic management of our fleet and supervises the technical management of our vessels. The technical management of our fleet is provided internally and by unaffiliated third party managers, V.Ships Limited and Anglo Eastern International Ltd., which we believe are two of the world's largest providers of independent ship management and related services. We have also established in-house technical management capability, through which we provide technical management services to several of our vessels, in order to establish a vessel management bench-mark with the external technical managers. The management of our fleet includes the following functions:

- *Strategic management.* We locate, obtain financing and insurance for, purchase and sell, vessels.

- *Commercial management.* We obtain employment for our vessels and manage our relationships with charterers.

- *Technical management.* Our unaffiliated technical managers or our in-house technical manager perform day-to-day operations and maintenance of our vessels.

Our Competitive Strengths and our Business Strategy

We believe that we have a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry, including:

- *A fleet of Supramax dry bulk vessels.* We specialize in the Supramax class of the Handymax sector of the dry bulk industry. Our operating fleet of 45 vessels at December 31, 2012 makes us one of the world's largest fleets of vessels in the sector. We view Handymax vessels, especially the Supramax class of vessels, as a highly attractive sector of the dry bulk shipping industry relative to larger vessel sectors due to their:

    - reduced volatility in charter rates;

    - increased operating flexibility;

    - ability to access more ports;

    - ability to carry a more diverse range of cargoes; and

    - broader customer base.

- *A modern, high quality fleet.* The 45 Handymax vessels in our operating fleet at December 31, 2012 had an average age of approximately six years compared to an average age for the world Handymax dry bulk fleet of approximately ten years. In 2011, we completed our Supramax vessel newbuilding program, pursuant to which we took delivery of 27 Supramax newbuilding vessels from 2008 to 2011. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing employment for our vessels. Our fleet was built to high standards and all of our vessels were built at leading Japanese and Chinese shipyards, including Mitsui Engineering and Shipbuilding Co., Ltd., and Oshima Shipbuilding Co., Ltd. The newbuilding vessels were built at premier shipyards in Japan, IHI Marine United, and China, Yangzhou Dayang Shipbuilding Co. Ltd.

- *A fleet of sister and similar ships allows us to maintain low cost, highly efficient operations.* Our current operating fleet of 45 vessels includes 8 identical sister ships built at the Mitsui shipyard based upon the same design specifications, two sets of 5 and 17 identical sister ships built at Dayang shipyard, 5 identical sister ships built at IHI Marine United shipyard, and 3 similar ships built at the Oshima shipyard that use many of the same parts and equipment. Operating sister and similar ships provides us with operational and scheduling flexibility, efficiencies in employee training and lower inventory and maintenance expenses. We believe that this should allow us both to increase revenue and lower operating costs. We intend to actively monitor and control vessel operating expenses while maintaining the high quality of our fleet through regular inspection and maintenance programs. We also intend to take advantage of savings that result from the economies of scale that the third party technical managers provide us through access to bulk purchasing of supplies, quality crew members and a global service network of engineers, naval architects and port captains.

- *Balanced charter program.* Our strategy is to balance between mid-term time charters and revenues generated by short-term time charters and voyage charters to maximize our financial performance throughout shipping cycles. We have entered into time and voyage charter employment contracts for all the vessels in our operating fleet. We charter some of our vessels pursuant to one- to two-year time charters to allow us to take advantage of the stable cash flow and high utilization rates that are associated with medium-term time charters. The vessels that are on charters whose revenues are linked to the Baltic Supramax index generally have durations of one-year or less. These index-linked charters and voyage charters provide us with the revenue upside as the market improves. We believe that this structure provides significant visibility to our future financial results and allows us to take advantage of the stable cash flows and high utilization rates that are associated with medium-term time charters, while at the same time providing us with the revenue upside potential from the index linked or short-term time charters or voyage charters. All the charters provide for fixed semi-monthly payments in advance. While we remain focused on securing charters with fixed base rates, we have also entered into contracts with fixed minimum rates and profit sharing arrangements, enabling us to benefit from an increasing rate environment while still minimizing downside risk. We regularly monitor the dry bulk shipping market and based on market conditions we may consider taking advantage of long-term charter rates.

- *Expand our fleet through selective acquisitions of dry bulk vessels.* Depending on market conditions, we intend to acquire additional modern, high-quality vessels through timely and selective acquisitions in a manner that is accretive to our cash flows. We expect to focus primarily in the Handymax sector of the dry bulk shipping industry, and in particular on Supramax class vessels. We may also consider acquisitions of other sizes of dry bulk vessels, but not tankers.

Our Fleet

Our operating fleet of 45 vessels are fitted with cargo cranes and cargo grabs that permit them to load and unload cargo in ports that do not have cargo handling infrastructure in place. Our vessels are flagged in the Marshall Islands. We own each of our vessels through a separate wholly-owned Marshall Islands subsidiary. Our vessels are all employed on time and voyage charters. The following table represents certain information about our operating fleet as of December 31, 2012:

Vessel	Class	Dwt	Year Built
Avocet	Supramax	53,462	2010
Bittern	Supramax	57,809	2009
Canary	Supramax	57,809	2009
Cardinal	Supramax	55,362	2004
Condor	Supramax	50,296	2001
Crane	Supramax	57,809	2010
Crested Eagle	Supramax	55,989	2009
Crowned Eagle	Supramax	55,940	2008
Egret Bulker	Supramax	57,809	2010
Falcon	Supramax	50,296	2001
Gannet Bulker	Supramax	57,809	2010
Golden Eagle	Supramax	55,989	2010

Goldeneye	Supramax	52,421	2002
Grebe Bulker	Supramax	57,809	2010
Harrier	Supramax	50,296	2001
Hawk I	Supramax	50,296	2001
Ibis Bulker	Supramax	57,775	2010
Imperial Eagle	Supramax	55,989	2010
Jaeger	Supramax	52,248	2004
Jay	Supramax	57,802	2010
Kestrel I	Supramax	50,326	2004
Kingfisher	Supramax	57,776	2010
Kite	Handymax	47,195	1997
Kittiwake	Supramax	53,146	2002
Martin	Supramax	57,809	2010
Merlin	Supramax	50,296	2001
Nighthawk	Supramax	57,809	2011
Oriole	Supramax	57,809	2011
Osprey I	Supramax	50,206	2002
Owl	Supramax	57,809	2011
Peregrine	Supramax	50,913	2001
Petrel Bulker	Supramax	57,809	2011
Puffin Bulker	Supramax	57,809	2011
Redwing	Supramax	53,411	2007
Roadrunner Bulker	Supramax	57,809	2011
Sandpiper Bulker	Supramax	57,809	2011
Shrike	Supramax	53,343	2003
Skua	Supramax	53,350	2003
Sparrow	Handymax	48,225	2000
Stellar Eagle	Supramax	55,989	2009

Tern	Supramax	50,200	2003
Thrasher	Supramax	53,360	2010
Thrush	Supramax	53,297	2011
Woodstar	Supramax	53,390	2008
Wren	Supramax	53,349	2008

Nature of Business

Our strategy is to balance between mid-term time charters and revenues generated by short-term time charters and voyage charters to maximize our financial performance throughout shipping cycles. We have entered into time and voyage charter employment contracts for all the vessels in our operating fleet. We charter some of our vessels pursuant to one- to two-year time charters to allow us to take advantage of the stable cash flow and high utilization rates that are associated with medium- to long-term time charters. The vessels that are on charters whose revenues are linked to the Baltic Supramax index generally have durations of one-year or less. These index-linked charters and voyage charters will provide us with the revenue upside once the dry bulk market improves. We believe that this structure provides significant visibility to our future financial results and allows us to take advantage of the relatively stable cash flows and high utilization rates that are associated with medium-term time charters, while at the same time providing us with the revenue upside potential from the index-linked or short-term time charters or voyage charters. All the charters provide for fixed semi-monthly payments in advance. While we remain focused on securing charters with fixed base rates, we have also entered into contracts with fixed minimum rates and profit sharing arrangements, enabling us to benefit from an increasing rate environment while still minimizing downside risk. We regularly monitor the dry bulk shipping market and based on market conditions we may consider taking advantage of long-term charter rates.

A time charter involves the hiring of a vessel from its owner for a period of time pursuant to a contract under which the vessel owner places its ship (including its crew and equipment) at the service of the charterer. Under a typical time charter, the charterer periodically pays us a fixed or an index-based daily charter hire rate and bears all voyage expenses, including the cost of fuel and port and canal charges. Once we have time chartered-out a vessel, trading of the vessel and the commercial risks shift to the customer. Subject to certain restrictions imposed by us in the contract, the charterer determines the type and quantity of cargo to be carried and the ports of loading and discharging.

We have established our own in-house technical management capability, through which we provide technical management services to several of our and third-party vessels. We have contracted the technical operations of a portion of our vessels to third-party vessel managers, and oversee the technical operation and navigation of the vessel at all times, including monitoring vessel operating expenses, such as the cost of crewing, insuring, repairing and maintaining the vessel, costs of spare parts and supplies, tonnage taxes and other miscellaneous expenses.

In connection with the charters of each of our vessels, we pay commissions ranging from 0.625% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house ship brokers associated with the charterers, depending on the number of brokers involved with arranging the relevant charter.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States and or United Nations sanctions have been imposed.

Our Customers

Our customers include international companies such as Lauritzen Bulkers A/S, Norden A/S, Samsung C & T Corporation, Global Maritime Investments Ltd, Olam International,Trafigura Beheer B.V., Electroandina S.A., STX Pan Ocean Co Ltd, Clipper Bulk Shipping, Korean Line Corporation, Steel Authority of India Ltd, Hyundai Merchant Marine Co Ltd, Torm A/S, Seatrek Trans PTE ltd, and DHL Project & Chartering (China) Ltd. Our assessment of customers' financial condition and reliability is an important factor in negotiating employment for our vessels. We expect to charter our vessels to major trading houses (including commodities traders), publicly traded companies, reputable vessel owners and operators, major producers and government-owned entities rather than to more speculative or undercapitalized entities. We evaluate the counterparty risk of potential customers based on our management's experience in the shipping industry combined with the additional input of two independent credit risk consultants. In 2012, two customers individually accounted for more than 10% of our time and voyage charter revenue, accounting for approximately 26.5% and 11.9% of our time and voyage charter revenue, respectively. In 2011, one customer accounted for more than 10% of our time and voyage charter revenue, accounting for approximately 10.0% of our time and voyage charter revenue. In 2010, two customers individually accounted for more than 10% of our time charter revenue, accounting for approximately 23.2% and 11.0% of our time charter revenue, respectively.

On January 25, 2011, Korea Line Corporation ("KLC"), the charterer for 13 of our vessels filed for protective receivership in Seoul, South Korea. We have temporarily taken back the employment of all affected chartered vessels and re-chartered them out on the spot and short-term time charter markets, pursuant to terms approved by the Korean court. Earnings during this interim period were used to offset the charter hire otherwise due from KLC.

On January 3, 2013, a comprehensive termination agreement between the Company and KLC became effective, pursuant to which we agreed to accept $63.7million on an installment note and 1,224,094 common shares of KLC stock as compensation for the early termination of the 13 charters with KLC. Under the termination agreement, a payment of approximately $10.0 million of the cash settlement was paid in the first quarter of 2013, and the balance of $53.7million would have been paid in cash installments through 2021, with the majority of the payments to be paid in the last five years. The KLC stock certificates were issued on February 7, 2013 and are now being secured at the Korean Securities Depository until August 7, 2013, the date on which we would have been able to take possession of the share certificates. On March 28, 2013, the Korean court approved an amendment to KLC rehabilitation plan after receiving a favorable vote from the concerned parties. The amendment reduced our long term receivable from KLC to $5.5million to be paid in cash installments through 2021; discounted our existing shares by a 1 to 15 ratio; and converted the remainder of the long term receivable to shares that bring our holding of KLC shares after the amendment to approximately 5%. We are evaluating what is the fair value of the common shares and the long term note receivable from KLC and what the resulting settlement gain should be. We have determined that the combined KLC transactions will have a positive impact on our EBITDA and have assessed a preliminary value of approximately $32 million.

Operations

There are two central aspects to the operation of our fleet:

- Commercial operations, which involve chartering and operating a vessel; and
- Technical operations, which involve maintaining, crewing and insuring a vessel.

We carry out the commercial and strategic management of our fleet through our wholly owned subsidiaries, Eagle Shipping International (USA) LLC, a Marshall Islands limited liability company that was formed in January 2005 and maintains its principle executive offices in New York City, and Eagle Bulk Pte. Ltd, a Singapore company. Our office staff, either directly or through these subsidiaries, provides the following services:

- commercial operations and technical supervision;
- safety monitoring;
- vessel acquisition; and
- financial, accounting and information technology services.

We currently have an aggregate of 55 shore-based personnel in our principal executive and Singapore offices.

Commercial and Strategic Management

We perform all of the commercial and strategic management of our fleet that includes obtaining employment for our vessels and maintaining our relationships with our charterers. We believe that because our management team has an average of 20 years experience in operating Handymax and Handysize dry bulk vessels, we have access to a broad range of charterers and can employ the fleet efficiently in any market and achieve high utilization rates.

In accordance with our strategy, we have entered into time and voyage charters for all 45 of our vessels currently in the operating fleet. In general, our time charters afford us greater assurance that we will be able to cover a fixed portion of our costs, mitigate revenue volatility, provide stable cash flow and achieve higher utilization rates. Vessels coming off long term employment are being employed on the short to mid-term voyage charters or on the spot market.

The Company launched a freight trading operation to capitalize on value creation strategies in spot trading, contracts of affreightment, time charter-in and -out and derivative instruments. These trading capabilities extend the Company's global presence, which includes an office in Singapore.

We regularly monitor the dry bulk shipping market and, based on market conditions, when a time charter ends, we may consider taking advantage of short-term charter rates. In such cases we will generally arrange voyage charters for those vessels that we will operate in the spot market. Under a voyage charter, the owner of a vessel provides the vessel for the transport of goods between specific ports in return for the payment of an agreed-upon freight per ton of cargo or, alternatively, a specified total amount. All operating costs are borne by the owner of the vessel. A single voyage charter is often referred to as a "spot market" charter, which generally lasts from two to ten weeks. Operating vessels in the spot market may afford greater opportunity to capitalize on fluctuations in the spot market; when vessel demand is high we earn higher rates, but when demand is low our rates are lower and potentially insufficient to cover costs. Spot market rates are volatile and are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and other factors beyond our control. If the markets are especially weak for protracted periods, there is a risk that vessels in the spot market may spend time idle waiting for business, or may have to be "laid up".

- *Identifying, purchasing, and selling vessels.* We believe that our commercial management team has longstanding relationships in the dry bulk industry, which provides us access to an extensive network of ship brokers and vessel owners that we believe will provide us with an advantage in future transactions.

- *Obtaining insurance coverage for our vessels.* We have well-established relationships with reputable marine underwriters in all the major insurance markets around the world that helps insure our fleet with insurance at competitive rates.

- *Supervising our third party technical managers.* We regularly monitor the expenditures, crewing, and maintenance of our vessels by our technical managers, V.Ships Limited and Anglo Eastern International Ltd. We set up our own in-house technical management capability in order to establish a vessel management bench-mark with our external technical managers. Our management team has direct experience with vessel operations, repairs, drydockings and vessel construction.

Technical Management

The technical management of a portion of our fleet is provided by our unaffiliated third party technical managers, V.Ships Limited and Anglo Eastern International Ltd., that we believe are two of the world's largest providers of independent ship management and related services. We have also set up our own in-house technical management capability, through which we provide technical management services to several of our vessels, in order to establish a vessel management bench-mark with the external technical managers. We review the performance of the managers on an annual basis and may add or change technical managers.

Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Our technical managers also manage and process all crew insurance claims. Our technical managers maintain records of all costs and expenditures incurred in connection with their services that are available for our review on a daily basis. Our technical managers are members of marine contracting associations which arrange bulk purchasing thereby enabling us to benefit from economies of scale.

We currently crew our vessels primarily with officers and seamen from India, Ukraine, Russia, Myanmar and East European who are supplied by our managers. As of December 31, 2012, we employed a total of approximately 900 officers and seamen on the 45 vessels in our operating fleet. Each technical manager handles each seaman's training, travel, and payroll and ensures that all our seamen have the qualifications and licenses required to comply with current international regulations and shipping conventions. Additionally, our seafaring employees perform most operational and maintenance work and assist in supervising work during cargo operations and at drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties. All of our crew members are subject to and are paid commensurate with international collective bargaining agreements and, therefore, we do not anticipate any labor disruptions. All international collective bargaining agreements to which we are a party are renewed for two years, prior to their expiry.

We pay our unaffiliated technical managers a monthly fee per vessel plus actual costs incurred by our vessels. These monthly fees averaged $10,194 per vessel in 2012, $9,705 per vessel in 2011 and $9,562 per vessel in 2010.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We expect to be able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies; flag state administrations (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident, such as the 2010 *Deepwater Horizon* oil spill, that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The United Nations' International Maritime Organization (the "IMO") has adopted several international conventions, including the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL"). MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997, and relates to air emissions.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs"). As of July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America will also be designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

As of January 1, 2010, the Directive 2005/33/EC of the European Parliament and of the Council of July 6, 2005, amending Directive 1999/32/EC, came into force. The objective of the directive is to reduce emission of sulfur dioxide and particulate matter caused by the combustion of certain petroleum derived fuels. The directive imposes limits on the sulfur content of such fuels as a condition of their use within a Member State territory. The maximum sulfur content for marine fuels used by inland waterway vessels and ships at berth in ports in EU countries after January 1, 2010, is 0.10% by mass. On July 15, 2011, the European Commission also adopted a proposal for an amendment of Directive 1999/32/EC which would align requirements with those imposed by the revised MARPOL Annex VI which introduced stricter sulphur limits.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claim and property claims against ship-owners.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this filing, all of the vessels in our operating fleet are ISM code-certified.

The ISM Code requires that vessel operators obtain a safety management certificate, or SMC, for each vessel they operate. This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a safety management system, or SMS. No vessel can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or DOC, issued in most instances by the vessel's flag state. Our appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO, which are renewed as required.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels. In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. On March 23, 2012, the U.S. Coast Guard issued amended regulations relating to ballast water management for vessels operating in U.S. waters, with the same phased introduction as the BMW Convention for existing vessels, and mandatory for new ships from December 1, 2013. The costs of compliance with ballast water treatment regulations may be material.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007. The new regulation applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards.

IMO regulations also require owners and operators of certain vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

The IMO continues to review and introduce new regulations. For example, in July 2011 MARPOL adopted amendments for the prevention of air pollution, which designate certain waters near the coasts of Puerto Rico and the U.S. Virgin Islands ECAs for emissions of nitrogen oxides, sulphur oxides, and particulate matter. The new ECA designation will enter into force on January 1, 2014. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates and reports on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties, supervision of statutory ship surveys, casualty investigations, and participation at IMO and ILO meetings. Our vessels are flagged in the Marshall Islands. Marshall Islands-flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators.

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, lead to decreases in available insurance coverage for affected vessels or result in the denial of access to, or detention in, some ports. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.

The IMO continues to introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

(i) injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(ii) injury to, or economic losses resulting from, the destruction of real and personal property;

(iii) net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(iv) loss of subsistence use of natural resources that are injured, destroyed or lost;

(v) lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi) net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels (e.g. drybulk) to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act (the "CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

In addition, under §401 of the CWA, the VGP must be certified by the state where the discharge is to take place. Certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. On March 23, 2012, the U.S> Coast Guard announced that it is amending its regulations on ballast water management. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the "CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans ("SIPs") designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

As referenced above, the amended Annex VI to the IMO's MARPOL Convention, which addresses air pollution from ships, was ratified by the United States on October 9, 2008 and entered into force on January 1, 2010. The EPA and the state of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. As of July 1, 2009, such vessels were required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. As of August 1, 2012, only marine gas oil with a sulfur content of no more than 1% or marine diesel oil with a sulfur content of no more than .5% is allowed. By January 1, 2014, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. These new regulations may require significant expenditures on low-sulfur fuel and would increase our operating costs.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. The RCRA imposes significant recordkeeping and reporting requirements on transporters of hazardous waste In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for cleanup costs under applicable laws.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. All ships are required to follow the Ship Energy Efficiency Management Plans. Now the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, applies to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 is expected to come into force on August 20, 2013. The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with these results.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

- on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

- on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

- the development of vessel security plans;

- ship identification number to be permanently marked on a vessel's hull;

- a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

- compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or IACS. All our vessels that we have purchased and may agree to purchase in the future must be certified as being "in class" prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. We have all of our vessels, and intend to have all vessels that we acquire in the future, classed by IACS members.

Risk of Loss and Liability Insurance

General

The operation of any dry bulk vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills (e.g. fuel oil) and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market.

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our current insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery, war risks insurances, which cover the risk of actual or constructive total loss for all of our vessels. Our vessels are each covered up to at least their fair market value with a deductible of $75,000 per vessel per incident.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury, illness or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Competition

We compete with a large number of international dry bulk fleets. The international shipping industry is highly competitive and fragmented with many market participants. As of January 31, 2013 there are approximately 9,527 dry bulk carriers aggregating approximately 685 million dwt, and the ownership of the world dry bulk fleet remains very fragmented with no single owner accounting for more than 4% of any one sector. We primarily compete with other owners of dry bulk vessels in the Handymax class that are mainly privately owned fleets.

Competition in the ocean shipping industry varies primarily according to the nature of the contractual relationship as well as with respect to the kind of commodity being shipped. Our business will fluctuate in line with the main patterns of trade of dry bulk cargoes and varies according to changes in the supply and demand for these items. Competition in virtually all bulk trades is intense and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator. Increasingly, major customers are demonstrating a preference for modern vessels based on concerns about the environmental and operational risks associated with older vessels. Consequently, owners of large modern fleets have gained a competitive advantage over owners of older fleets.

As in the spot market, the time charter market is price sensitive and also depends on our ability to demonstrate the high quality of our vessels and operations to chartering customers. However, because of the longer term commitment, customers entering time charters are more concerned about their exposure and image from chartering vessels that do not comply with environmental regulations or that will be forced out of service for extensive maintenance and repairs. Consequently, in the time charter market, factors such as the age and quality of a vessel and the reputation of the owner and operator tend to be more significant than in the spot market in competing for business.

Seasonality

Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for our vessels trading in the spot market and our vessels operating under time index-based time charters. The dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. To the extent that we must enter into a new charter or renew an existing charter for a vessel in our fleet during a time when seasonal variations have reduced prevailing charter rates, our operating results may be adversely affected.

Value of Assets and Cash Requirements

The replacement costs of comparable new vessels may be above or below the book value of our fleet. The market value of our fleet may be below book value when market conditions are weak and exceed book value when markets are strong. In common with other shipowners, we may consider asset redeployment which at times may include the sale of vessels at less than their book value.

The Company's results of operations and cash flow may be significantly affected by future charter and COA markets.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

Tax Considerations

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to owning common stock by a United States Holder or a non-United States Holder, each as defined below. This discussion does not purport to deal with the tax consequences of owning the common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, dealers in securities or currencies, persons who own 10% or more of our common stock and investors whose functional currency is not the United States dollar) may be subject to special rules. This discussion deals only with holders who own the common stock as a capital asset. Shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situation under United States federal, state, local or foreign law of the ownership of our common stock.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and shareholders of our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders and to Non-United States Holders of our common stock. The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the discussion below is based, in part, on the description of our business as described in "Business" in this Annual Report and assumes that we conduct our business as described in that section.

We have made, or will make, special United States federal income tax elections in respect of each of our ship owning or operating subsidiaries that is potentially subject to tax as a result of deriving income attributable to the transportation of cargoes to or from the United States. The effect of the special U.S. tax elections is to ignore or disregard the subsidiaries for which elections have been made as separate taxable entities and to treat them as part of their parent, the "Company." Therefore, for purposes of the following discussion, the Company, and not the subsidiaries subject to this special election, will be treated as the owner and operator of the vessels and as receiving the income therefrom.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

The Company currently earns, and we anticipate that the Company will continue to earn, substantially all its income from the hiring or leasing of vessels for use on a time or voyage charter basis or from the performance of services directly related to those uses, all of which we refer to as "shipping income."

Unless exempt from United States federal income taxation under the rules of Section 883 of the Code Section "883", as discussed below, a foreign corporation such as ourselves will be subject to United States federal income taxation on its "shipping income" that is treated as derived from sources within the United States, to which we refer as "United States source shipping income." For tax purposes, "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Shipping income attributable to transportation exclusively between United States ports is considered to be 100% derived from United States sources. However, the Company is not permitted by United States law to engage in the transportation of cargoes that produces 100% United States source income.

Unless exempt from tax under Section 883, the Company's gross United States source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States *Federal Income Taxation*

Under Section 883 and the regulations thereunder, a foreign corporation will be exempt from United States federal income taxation on its United States source shipping income if:

(1) it is organized in a qualified foreign country, which is one that grants an "equivalent exemption" from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and to which we refer as the "Country of Organization Test"; and

(2) one of the following tests is met:

(A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by qualified shareholders, which as defined includes individuals who are "residents" of a qualified foreign country, to which we refer as the "50% Ownership Test";

(B) its shares are "primarily and regularly traded on an established securities market" in a qualified foreign country or in the United States, to which we refer as the "Publicly-Traded Test"; or

(C) it is a "controlled foreign corporation" and satisfies an ownership test, to which, collectively, we refer as the "CFC Test."

The Republic of the Marshall Islands, the jurisdiction where the Company is incorporated, has been officially recognized by the IRS as a qualified foreign country that grants the requisite "equivalent exemption" from tax in respect of each category of shipping income the Company earns and currently expects to earn in the future. Therefore, the Company will be exempt from United States federal income taxation with respect to its United States source shipping income if it satisfies any one of the 50% Ownership Test, the Publicly-Traded Test, or the CFC Test.

We believe that we currently satisfy the Publicly-Traded Test, as discussed in more detail below. The Company does not currently anticipate a circumstance under which it would be able to satisfy the 50% Ownership Test or the CFC Test.

Publicly-Traded Test

The regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. The Company's common stock, which is its sole class of issued and outstanding shares, are "primarily traded" on the Nasdaq Global Select Market.

Under the regulations, the Company's common stock will be considered to be "regularly traded" on an established securities market if one or more classes of its shares representing more than 50% of its outstanding shares, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the "listing threshold." Since our common stock, which is our sole class of issued and outstanding shares, is listed on the Nasdaq Global Select Market, we believe that we satisfy the listing threshold.

It is further required that with respect to each class of shares relied upon to meet the listing threshold, (i) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; and (ii) the aggregate number of shares of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe the Company will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with the Company's common stock, such class of shares is traded on an established market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the "5 Percent Override Rule."

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of the Company's common stock, or "5% Shareholders," the regulations permit the Company to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of the Company's common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of the Company's common stock for more than half the number of days during the taxable year, which we refer to as the "5 Percent Override Exception."

The Company does not believe that it is currently subject to the 5 Percent Override Rule. Therefore, the Company believes that it currently qualifies for the Publicly-Traded Test. However, there is no assurance that the Company will continue to satisfy the Publicly-Traded Test. For example, the Company's shareholders could change in the future, and thus the Company could become subject to the 5 Percent Override Rule.

Taxation in Absence of Section 883 Exemption

If the benefits of Section 883 are unavailable, the Company's United States source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, to the extent that such income is not considered to be "effectively connected" with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being United States source shipping income, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. Based on the current operation of our vessels, if we were subject to 4% gross basis tax, our United States federal income tax liability would be approximately $600,000, $1,300,000, and $1,200,000 for the years ended December 31, 2012, 2011 and 2010, respectively. However, we can give no assurance that the operation of our vessels, which are under the control of third party charterers, will not change such that our United States federal income tax liability would be substantially higher.

To the extent the Company's United States source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" United States source shipping income, net of applicable deductions, would be subject to United States federal income tax, currently imposed at rates of up to 35%. In addition, the Company may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of the Company's United States trade or business.

The Company's United States source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:

- the Company has, or is considered to have, a fixed place of business in the United States involved in the earning of United States source shipping income; and

- substantially all of the Company's United States source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

The Company does not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of the Company's shipping operations and other activities, we believe that none of the Company's United States source shipping income will be "effectively connected" with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

If the Company qualifies for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of its vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883. If, however, the Company's shipping income from such vessels does not for whatever reason qualify for exemption under Section 883 and assuming that any decision on a vessel sale is made from and attributable to the United States office of the Company, as we believe likely to be the case as the Company is currently structured, then any gain derived from the sale of any such vessel will be treated as derived from United States sources and subject to United States federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the above described net income tax regime.

United States Federal Income Taxation of United States Holders

As used herein, the term "United States Holder" means a beneficial owner of common stock that is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to its common stock to a United States Holder will generally constitute dividends to the extent of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to the Company's common stock will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on the Company's common stock to a United States Holder who is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such United States Non-Corporate Holder at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market on which the Company's common stock is traded); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we have been, are or will be); (3) the United States Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the United States Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

There is no assurance that any dividends paid on the Company's common stock will be eligible for these preferential rates in the hands of a United States Non-Corporate Holder, although we believe that they will be so eligible. Any dividends out of earnings, and profits the Company pays, which are not eligible for these preferential rates will be taxed as ordinary income to a United States Non-Corporate Holder.

Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis in a common share—paid by the Company. If the Company pays an "extraordinary dividend" on its common stock that is treated as "qualified dividend income," then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company's common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of United States Non-Corporate Holders are currently eligible for reduced rates of taxation. A United States Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds shares in a foreign corporation classified as a "passive foreign investment company" for United States federal income tax purposes. In general, the Company will be treated as a passive foreign investment company with respect to a United States Holder if, for any taxable year in which such holder holds the Company's common stock, either:

- at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
- at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless the Company was treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on the Company's current operations and future projections, we do not believe that the Company has been or is, nor do we expect the Company to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether the Company is a passive foreign investment company, the gross income it derives from its time chartering and voyage chartering activities should constitute services income, rather than rental income. Accordingly, such income should not constitute passive income, and the assets that the Company owns and operates in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether the Company is a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In addition, we have obtained an opinion from our counsel, Seward & Kissel LLP, that, based upon the Company's operations as described herein, its income from time charters and voyage charters should not be treated as passive income for purposes of determining whether it is a passive foreign investment company. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the IRS or a court could disagree with our position. In addition, although the Company intends to conduct its affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of its operations will not change in the future.

As discussed more fully below, if the Company were to be treated as a passive foreign investment company for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat the Company as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to the Company's common stock, as discussed below. In addition, if we were to be treated as a passive foreign investment company for any taxable year after 2010, a U.S. holder would be required to file an annual report with the Internal Revenue Service for that year with respect to such holder's common stock.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder we refer to as an "Electing Holder," the Electing Holder must report for United States federal income tax purposes its pro rata share of the Company's ordinary earnings and net capital gain, if any, for each taxable year of the Company for which it is a passive foreign investment company that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Company by the Electing Holder. No portion of any such inclusions of ordinary earnings will be treated as "qualified dividend income." Net capital gain inclusions of United States Non-Corporate Holders would be eligible for preferential capital gains tax rates. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that the Company incurs with respect to any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the Company's common stock. A United States Holder would make a timely QEF election for shares of the Company by filing one copy of IRS Form 8621 with his United States federal income tax return for the first year in which he held such shares when the Company was a passive foreign investment company. If the Company were to be treated as a passive foreign investment company for any taxable year, the Company would provide each United States Holder with all necessary information in order to make the QEF election described above.

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if the Company were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, its shares are treated as "marketable stock", a United States Holder would be allowed to make a "mark-to-market" election with respect to the Company's common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the Company's common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder. No income inclusions under this election will be treated as "qualified dividend income."

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a passive foreign investment company for any taxable year, a United States Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the Company's common stock. Under these special rules:

- the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;
- the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a passive foreign investment company, would be taxed as ordinary income and would not be "qualified dividend income"; and
- the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These special rules would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of the Company's common stock. If the Company is a passive foreign investment company and a Non-Electing Holder who is an individual dies while owning the Company's common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such shares.

United States Federal Income Taxation of "Non-United States Holders"

A beneficial owner of common stock (other than a partnership) that is not a United States Holder is referred to herein as a "Non-United States Holder".

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Dividends on Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from the Company with respect to its common stock, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of the Company's common stock, unless:

- the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or
- the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements if you are a non-corporate United States Holder. Such payments or distributions may also be subject to backup withholding tax if you are a non-corporate United States Holder and you:

- fail to provide an accurate taxpayer identification number;

- are notified by the IRS that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

- in certain circumstances, fail to comply with applicable certification requirements.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you are a Non-United States Holder and you sell your common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-United States person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that you are a non-United States person and certain other conditions are met, or you otherwise establish an exemption.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

Pursuant to recently enacted legislation, individuals who are United States Holders (and to the extent specified in applicable Treasury regulations, certain United States entities and Non-United States Holders) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury regulations, a United States entity and Non-United States Holders) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. United States Holders (including United States entities) and Non-United States Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

GLOSSARY OF SHIPPING TERMS

The following are definitions of shipping terms used in this Form 10-K.

Annual Survey—The inspection of a vessel by a classification society, on behalf of a flag state, that takes place every year.

Baltic Dry Index (BDI) —The BDI is an index published by the Baltic Exchange which tracks worldwide international shipping prices of various dry bulk cargoes. The index provides an assessment of the price for moving major raw materials by sea and is composed of 20 key shipping routes.

Baltic Exchange—Based in London, the Baltic Exchange is a market for the trading and settlement of shipping and freight contracts. The exchange publishes daily freight market prices and maritime shipping cost indices, including: Baltic Dry Index (BDI), Baltic Supramax Index (BSI), Baltic Panamax Index (BPI), Baltic Capesize Index (BCI), Baltic Tanker Dirty Index (BDTI), and Baltic Tanker Clean Index (BCTI).

Baltic Supramax Index (BSI) —The BSI is an index published by the Baltic Exchange which tracks worldwide international shipping prices of various dry bulk cargoes carried specifically by the Supramax class of vessels.

Bareboat Charter—Also known as "demise charter." Contract or hire of a ship under which the shipowner is usually paid a fixed amount of charter hire rate for a certain period of time during which the charterer is responsible for the operating costs and voyage costs of the vessel as well as arranging for crewing.

Bulk Vessels/Carriers—Vessels which are specially designed and built to carry large volumes of cargo in bulk cargo form.

Bunkers—Heavy fuel oil used to power a vessel's engines.

Capesize—A dry bulk carrier in excess of 100,000 dwt.

Charter—The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer—The individual or company hiring a vessel.

Charter Hire Rate—A sum of money paid to the vessel owner by a charterer under a time charterparty for the use of a vessel.

Classification Society—An independent organization which certifies that a vessel has been built and maintained in accordance with the rules of such organization and complies with the applicable rules and regulations of the country of such vessel and the international conventions of which that country is a member.

Contract of Affreightment or COA—An agreement providing for the transportation between specified points for a specific quantity of cargo over a specific time period but without designating specific vessels or voyage schedules, thereby allowing flexibility in scheduling since no vessel designation is required. COAs can either have a fixed rate or a market-related rate.

Deadweight Ton—"dwt"—A unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel's DWT or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Demise Charter—See bareboat charter.

Demurrage—Additional revenue paid to the shipowner on its Voyage Charters for delays experienced in loading and/or unloading cargo that are not deemed to be the responsibility of the shipowner, calculated in accordance with specific Charter terms.

Despatch —The amount payable by the shipowner if the vessel completes loading or discharging before the laytime has expired, calculated in accordance with specific charter terms.

Draft—Vertical Distance between the waterline and the bottom of the vessel's keel.

Dry Bulk—Non-liquid cargoes of commodities shipped in an unpackaged state.
Drydocking—The removal of a vessel from the water for inspection and/or repair of submerged parts.

Gross Ton—Unit of 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

Handymax—A dry bulk carrier of approximately 35,000 to 60,000 dwt.
Handysize—A dry bulk carrier having a carrying capacity of up to approximately 35,000 dwt.

Hull—The shell or body of a vessel.

International Maritime Organization—"IMO"—A United Nations agency that issues international trade standards for shipping.

Intermediate Survey—The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

ISM Code—The International Management Code for the Safe Operation of Ships and for Pollution Prevention, as adopted by the IMO.

Metric Ton—A unit of measurement equal to 1,000 kilograms.

Newbuilding—A newly constructed vessel.

OPA—The United States Oil Pollution Act of 1990 (as amended).

Orderbook—A reference to currently placed orders for the construction of vessels (e.g., the Panamax orderbook).

Panamax—A dry bulk carrier of approximately 60,000 to 100,000 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal.

Protection & Indemnity Insurance—Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection from large financial loss to one member through contributions towards that loss by all members.

Scrapping—The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Short-Term Time Charter—A time charter which lasts less than approximately 12 months.

Sister Ships—Vessels of the same class and specification which were built by the same shipyard.

SOLAS—The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special Survey—The inspection of a vessel by a classification society surveyor which takes place a minimum of every four years and a maximum of every five years.

Spot Market—The market for immediate chartering of a vessel usually for single voyages.

Strict Liability—Liability that is imposed without regard to fault.

Supramax—A new class of Handymax dry bulk carrier of approximately 50,000 to 60,000 dwt.

Technical Management—The management of the operation of a vessel, including physically maintaining the vessel, maintaining necessary certifications, and supplying necessary stores, spares, and lubricating oils. Responsibilities also generally include selecting, engaging and training crew, and arranging necessary insurance coverage.

Time Charter—Contract for hire of a ship. A charter under which the ship-owner is paid charter hire rate on a per day basis for a certain period of time, the shipowner being responsible for providing the crew and paying operating costs while the charterer is responsible for paying the voyage costs. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.
Ton —A metric ton.

Voyage Charter—Contract for hire of a vessel under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage Expenses—Includes fuel, port charges, canal tolls, cargo handling operations and brokerage commissions paid by the Company under Voyage Charters. These expenses are subtracted from shipping revenues to calculate Time Charter Equivalent revenues for Voyage Charters.

Available Information

The Company makes available free of charge through its internet website, www.eagleships.com, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. You may read and copy any document we file with the SEC at the SEC's public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. The information on our website is not incorporated by reference into this Annual Report.

ITEM 1A. RISK FACTORS

We operate in an intensely competitive industry. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market, national and global economic conditions and the ownership of our common stock. The occurrence of any of the events described in this section could cause our results to differ materially from those contained in the forward-looking statements made in this report, and could significantly and negatively affect our business, financial condition or operating results.

Industry Specific Risk Factors

Charter hire rates for dry bulk vessels are volatile and have declined significantly since their historic highs and may continue to decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.

The dry bulk shipping industry is cyclical with high volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely; however, the continued downturn in the drybulk charter market has severely affected the entire dry bulk shipping industry and charter hire rates for dry bulk vessels have declined significantly from historically high levels. The Baltic Dry Index (the "BDI"), a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market, declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. The BDI recorded a record low of 647 in 2012. While the BDI since increased to $10,217 as of March 26, 2013, there can be no assurance that the drybulk charter market will increase further, and the market could decline.

Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. If charter rates in the dry bulk market continue to decline and remain at low levels for any significant period in 2013, this will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan agreements.

Factors that influence demand for dry bulk vessel capacity include:

- supply of and demand for energy resources, commodities and industrial products;
- changes in the exploration or production of energy resources, commodities, consumer and industrial products;
- the location of regional and global exploration, production and manufacturing facilities;
- the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;
- the globalization of production and manufacturing;
- global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;
- developments in international trade;
- changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;
- environmental and other regulatory developments;
- currency exchange rates; and
- weather.

Factors that influence the supply of vessel capacity include:

- the number of newbuilding deliveries;
- port and canal congestion;
- the scrapping of older vessels;
- vessel casualties; and
- the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing dry bulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our dry bulk vessels will be dependent upon economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo to be transported by sea. Given the large number of new dry bulk carriers currently on order with the shipyards, the capacity of the global dry bulk carrier fleet seems likely to increase and there can be no assurance that economic growth will resume or continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Because we employ most of our vessels on short-term time and voyage charters and charters whose revenues are directly tied to the Baltic Supramax Index, we are exposed to changes in the spot market and short-term charter rates for dry bulk carriers and such changes may affect our earnings and the value of our vessel sat any given time. In addition, as of December 31, 2012, 41 of our 45 vessels were scheduled to be redelivered from their charterers in 2013. We cannot assure you that we will be able to successfully renew the charters for these vessels at rates sufficient to allow us to meet our obligations. If the very low charter rates in the dry bulk market continue to exist when we are required to renew these charters or in the future when our other charters must be renewed, this may have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan agreements.

In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

The recent global economic downturn may continue to negatively impact our business.

In the current global economy, operating businesses have recently faced tightening credit, weakening demand for goods and services, weak international liquidity conditions, and declining markets. Lower demand for dry bulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for dry bulk carriers, creating downward pressure on charter rates and vessel values. The recent economic downturn has had and may continue to have during 2013 a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

- an absence of financing for vessels;
- a further decrease in the market value of our vessels and no active second-hand market for the sale of vessels;
- low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
- widespread loan covenant defaults; and

- declaration of bankruptcy by some operators and shipowners, as well as charterers.

The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing or refinance our existing credit facility on acceptable terms, which may hinder or prevent us from operating or expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, the debt and equity capital markets have been severely distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, or that we will be able to refinance our existing credit facility, on acceptable terms or at all. If additional financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility (the "EFSF") and the European Financial Stability Mechanism (the "EFSM") to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

The market values of our vessels have declined and may further decrease, which could limit the amount of funds that we can borrow or cause us to breach certain financial covenants in our current or future credit facilities and we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of our vessels have generally experienced high volatility and have recently declined significantly. The market prices for secondhand Handymax and Supramax dry bulk carriers have recently decreased sharply from their historically high levels. The fair market value of our vessels may continue to fluctuate depending on a number of factors, including:

- prevailing level of charter rates;
- general economic and market conditions affecting the shipping industry;
- types, sizes and ages of vessels;
- supply of and demand for vessels;
- other modes of transportation;
- cost of newbuildings;
- governmental or other regulations;
- the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise; and
- technological advances.

If the fair market value of our vessels declines, we may not be in compliance with certain covenants contained in our credit facility and we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with the covenants in our credit facility, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values persist or decline further, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

Rising fuel, or bunker prices, may adversely affect profits.

While we generally do not bear the cost of fuel, or bunkers, for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries ("OPEC") and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two and a half to five years for inspection of its underwater parts.

Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could negatively impact our results of operations and financial condition.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, OPA, CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the MTSA, and regulations of the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the *Deepwater Horizon* and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

Further declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

We evaluate the recoverable amount as the higher of fair value less costs to sell and value in use. If the recoverable amount is less than the carrying amount of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value in the future because the new market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Any impairment charges incurred as a result of declines in charter rates could have a material adverse effect on our business, results of operations, cash flows and financial condition.

An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates, which may limit our ability to operate our dry bulk carriers profitably.

The supply of drybulk vessels has increased significantly since the beginning of 2006. However, as of March, 2013, the majority of newbuilding orders which were placed over recent years was completed, and the current orderbook, stands at 15% of the fleet outstanding. Supply growth has been outpacing demand growth over the past few years causing downward pressure on charter rates. Until this new supply gets fully absorbed by the market, charter rates may continue to be under pressure in the near to medium term. Since our fleet is predominantly fixed on short-term charters, the Company remains exposed to the spot market.

A decrease in the level of China's export of goods or an increase in trade protectionism could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our vessels may be deployed on routes involving trade in and out of emerging markets, and our charterers' shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China's exports and on our charterers' business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a "market economy" and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. If the incipient global recovery is undermined by downside risks and the recent economic downturn is prolonged, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

World events could affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt and North Africa, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the MT *Limburg*, a vessel unaffiliated with us, in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea and the West Coast of Africa, with dry bulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

Although none of our vessels has called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, from time to time on charterers' instructions, our vessels may call on ports located in such countries in the future. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (the "Iran Threat Reduction Act"), which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

If economic conditions throughout the world do not improve, it will impede our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed and the uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the trading price of our common shares on the Nasdaq Global Select Market to decline and could cause the price of our common shares to continue to decline.

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product ("GDP"), which had a significant impact on shipping demand. The growth rate of China's GDP is estimated to have decreased for the third year in a row to approximately 7.8% for the year ended December 31, 2012, and continues to remain below pre-2008 levels. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Our operating results will be subject to seasonal fluctuations, which could affect our operating results.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels on the spot market or index based time charters, which may result in quarter-to-quarter volatility in our operating results. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues from our dry bulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues from our dry bulk carriers may be stronger in fiscal quarters ended December 31 and March 31.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of the vessels that has been delivered to us is ISM Code-certified and we expect that each other vessel that we have agreed to purchase will be ISM Code-certified when delivered to us. However, if we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports, our revenues may be adversely impacted.

In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel-owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

Risks associated with operating ocean going vessels could affect our business and reputation, which could adversely affect our revenues and stock price.

The operation of ocean going vessels carries inherent risks. These risks include the possibility of:

- marine disaster;
- environmental accidents;
- cargo and property losses or damage;
- business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and
- piracy.

These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may not have insurance that is sufficient to cover these costs or losses and may have to pay drydocking costs not covered by our insurance. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of cash that we have available for dividends. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

Our business has inherent operational risks, which may not be adequately covered by insurance.

The operation of our has certain unique risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels' holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends, if any, in the future. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Through our management agreements with our technical managers, we procure insurance for the vessels in our fleet employed under time charters against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurances, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence.

We have procured hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not maintain, for our vessels, insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future, and we may not be able to obtain certain insurance coverages, including insurance against charter party defaults, that we have obtained in the past on terms that are acceptable to us or at all. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay.

We cannot assure you that we will be adequately insured against all risks or that we will be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA"). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Company Specific Risk Factors

The failure of our charterers to meet their obligations under our time charter agreements, on which we depend for substantially all of our revenues, could cause us to suffer losses or otherwise adversely affect our business and ability to comply with covenants in our credit facilities.

The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the dry bulk shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities, such as iron ore, coal, grain, and other minor bulks. In addition, in depressed market conditions, there have been reports of charterers, including some of our charter counterparties, defaulting on their obligations under charters, and our customers may fail to pay charter hire. Consistent with dry bulk shipping industry practice, we have not independently analyzed the creditworthiness of the charterers. In addition, given the depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts.

On January 25, 2011, KLC the charterer for 13 of our vessels filed for protective receivership in Seoul, South Korea. We have temporarily taken back the employment of all affected chartered vessels and re-chartered them out on the spot and short-term time charter markets, pursuant to terms approved by the Korean court. Earnings during this interim period were used to offset the charter hire otherwise due from KLC.

On January 3, 2013, a comprehensive termination agreement between the Company and KLC became effective, pursuant to which we agreed to accept $63.7million on an installment note and 1,224,094 common shares of KLC stock as compensation for the early termination of the 13 charters with KLC. Under the termination agreement, a payment of approximately $10.0 million of the cash settlement was paid in the first quarter of 2013, and the balance of $53.7million would have been paid in cash installments through 2021, with the majority of the payments to be paid in the last five years. The KLC stock certificates were issued on February 7, 2013 and are now being secured at the Korean Securities Depository until August 7, 2013, the date on which we would have been able to take possession of the share certificates. On March 28, 2013, the Korean court approved an amendment to KLC rehabilitation plan after receiving a favorable vote from the concerned parties. The amendment reduced our long term receivable from KLC to $5.5million to be paid in cash installments through 2021; discounted our existing shares by a 1 to 15 ratio; and converted the remainder of the long term receivable to shares that bring our holding of KLC shares after the amendment to approximately 5%. We are evaluating what is the fair value of the common shares and the long term note receivable from KLC and what the resulting settlement gain should be. We have determined that the combined KLC transactions will have a positive impact on our EBITDA and have assessed a preliminary value of approximately $32 million.

Should a counterparty fail to honor its obligations under its charter with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased dry bulk carrier charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, if any, in the future, and compliance with covenants in our credit facilities, certain of which specifically require the maintenance of minimum charter rate levels.

We cannot assure you that we will be able to borrow amounts under our credit facility and restrictive covenants in our credit facility may impose financial and other restrictions on us

Our Fourth Amended and Restated Credit Agreement, , which is secured by mortgages on the vessels in our fleet, requires us to comply with certain financial covenants, including the requirements that we maintain (i) a maximum leverage ratio of the term loan indebtedness, excluding the payment-in-kind loans, to EBITDA (as defined in the credit facility) beginning with the third quarter of 2013; (ii) a minimum interest rate coverage ratio of EBITDA to cash interest expenses beginning with the second quarter of 2013; (iii) free cash as of the last day of each financial quarter; and (iv) a maximum collateral coverage ratio of the aggregate of 100% of the term loan and any related swap exposure to the market value of the vessels mortgaged under the facility beginning with the third quarter of 2014. A violation of any of these covenants constitutes an event of default under the credit facility that, if not waived by our lenders, provides our lenders with the right to declare all amounts outstanding under the credit facility immediately due and payable and foreclose their liens on our vessels. If the amounts outstanding under our credit facility were to be become accelerated or were to become the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders. For more information on the Fourth Amended and Restated Credit Agreement, see "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources."

The Fourth Amended and Restated Credit Agreement also imposes operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

- pay dividends or make other payments to our shareholders, or redeem any of our common stock;
- change our Chief Executive Officer without the approval of our lender;
- amend or supplement, or waive or forebear from enforcing, certain charters;
- incur additional indebtedness;
- make loans or investments;
- acquire assets outside of the ordinary course of our business;
- change the flag, class or management of our vessels;

- create liens on our assets;
- sell, lease, transfer or otherwise dispose of our assets;
- merge or consolidate with another person;
- enter into a new line of business;
- enter into transactions with affiliates; and
- enter into a time charter or consecutive voyage charters that has a term that exceeds, or which by virtue of any optional extensions may exceed, 24months.

In addition, we may not pay dividends if the collateral coverage ratio on the last day of such fiscal quarter is 70% or more, there is a default or a breach of a loan covenant under the credit facility or if the payment of the dividends would result in a default or breach of a loan covenant under the credit facility or the amount of the dividends would exceed the amount of cumulative free cash required to be maintained under the credit facility. Our indebtedness may also be accelerated if we experience a change of control. Therefore, we may need to seek permission from our lender in order to engage in some corporate actions. Our lender's interests may be different from ours and we cannot guarantee you that we will be able to obtain our lender's permission when needed. This may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Furthermore, if we further amend the credit facility or enter into any additional debt instruments in the future, our lenders may impose additional operating and financial restrictions on us. These restrictions may further restrict our ability to, among other things, fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings and our ability to pay dividends

We currently operate a fleet of 45 owned vessels, of which 41 vessels were employed for less than one year as of December 31, 2012, exposing us to fluctuations in spot market charter rates. Historically, the dry bulk market has been volatile as a result of the many conditions and factors that can affect the price, supply and demand for dry bulk capacity. The recent global economic crisis may further reduce demand for transportation of dry bulk cargoes over longer distances and supply of dry bulk vessels to carry such dry bulk cargoes, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply of and demand for vessels and cargoes. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends, if any, in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew the charters on our vessels on the expiration or termination of our current charters, including the 41 charters scheduled to expire in 2013 as of December 31, 2012, and the charter rates payable under any such replacement charters, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the seaborne transportation of energy resources.

We cannot assure you that our board of directors will declare dividends.

Commencing with the fourth quarter of 2008, our board of directors determined to suspend the payment of a dividend to our shareholders to increase cash flow, optimize financial flexibility and enhance internal growth. In the future, the declaration and payment of dividends, if any, will always be subject to the discretion of our board of directors, restrictions contained in our credit facility and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy, the terms of our outstanding indebtedness and the ability of our subsidiaries to distribute funds to us. The international dry bulk shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this Annual Report. Our growth strategy contemplates that we will finance our acquisitions of additional vessels through debt financings or the net proceeds of future equity issuances on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends.

Under the terms of our credit facility, we will not be permitted to pay dividends if there is a default or a breach of a loan covenant. In addition, we are permitted to pay dividends only in amounts up to our cumulative cash flows which is EBITDA (as defined in our credit agreement) less the aggregate amount of interest incurred and net amounts payable under interest rate hedging agreements during the relevant period and an agreed upon reserve for drydockings. Please see the section of this Annual Report entitled "Credit Facility" for more information relating to restrictions on our ability to pay dividends under the terms of our credit facility.

The Republic of Marshall Islands laws generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at all.

We may have difficulty managing our planned growth properly.

The acquisition and management of the 45 vessels in our operating fleet have imposed, and additional dry bulk vessels that we may acquire in the future will impose, significant responsibilities on our management and staff. The addition of vessels to our fleet may require us to increase the number of our personnel. Further, we have recently commenced providing technical management services to certain of our vessels in house and expect to provide these services to additional vessels in our fleet. We will also have to manage our customer base so that we can provide continued employment for our vessels upon the expiration of our existing time charters.

We intend to continue to grow our business. Our future growth will primarily depend on:

- locating and acquiring suitable vessels;
- obtaining required financing on acceptable terms;
- identifying and consummating acquisitions or joint ventures;
- enhancing our customer base; and
- managing our expansion.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

We cannot assure you that we will be able to refinance indebtedness incurred under our credit facility.

Our business strategy contemplates that we repay all or a portion of our acquisition related debt from time to time with the net proceeds of equity issuances. We cannot assure you that we will be able to refinance our indebtedness through equity offerings or otherwise on terms that are acceptable to us or at all. If we are not able to refinance our indebtedness, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facility or alternative financing may limit funds otherwise available for working capital, capital expenditures, payment of dividends and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facility or an alternative financing arrangement, our lender could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. If we are not able to borrow under our credit facility and are unable to find alternative sources of financing on terms that are acceptable to us or at all, our business, financial condition, results of operations and cash flows may be materially adversely affected.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization.

While we have the right to inspect previously owned vessels prior to purchase, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into dry dock, which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into and may enter into in the future, among other things, charter parties with our customers, credit facilities with banks and interest rate swap agreements. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, the supply and demand for commodities such as iron ore, coal, grain, and other minor bulks and various expenses. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our revenues from a small number of charterers. In 2012, two customers individually accounted for more than 10% of our time charter revenue. The charterers' payments to us under their charters are our sole source of revenue. Some of our charterers are privately owned companies for which limited credit and financial information was available to us in making our assessment of counterparty risk when we entered into our charter. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the dry bulk shipping industry, the charter rates received for specific types of vessels and various operating expenses. If one or more of these charterers terminates its charter or chooses not to re-charter our vessel or is unable to perform under its charter with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition, results of operations and cash available for distribution as dividends to our shareholders. In addition, we may be required to change the flagging or registration of the related vessel and may incur additional costs, including maintenance and crew costs if a charterer were to default on its obligations. Our shareholders do not have any recourse against our charterers.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.

Our vessels are employed in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other dry bulk shipping companies, our results of operations would be adversely impacted.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into an employment contract with our Chairman and Chief Executive Officer, Sophocles Zoullas. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could have a similar effect. We do not maintain "key man" life insurance on any of our officers.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Although the weighted average age of the 45 dry bulk vessels in our operating fleet as of December 31, 2012 was approximately six years, as our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new dry bulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our business, results of operations, cash flows and financial condition could be adversely affected.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder.

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after the offering and thereby cause us to become subject to United States federal income tax on our United States source shipping income. For example, there is a risk that we could no longer qualify for exemption under Section 883 of the Code for a particular taxable year if other shareholders with a five percent or greater interest in our stock were, in combination with to own 50% or more of our outstanding shares of our stock on more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

In addition, changes in the Code, the Treasury regulations or the interpretation thereof by the Internal Revenue Service or the courts could adversely affect our ability to take advantage of the exemption under Section 883.

If we are not entitled to this exemption under Section 883 for any taxable year, we would be subject for such taxable year to a 4% United States federal income tax on our United States source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

Based on the current operation of our vessels, if we were subject to this tax, our United States federal income tax liability would be approximately $600,000, $1,300,000 and $1,200,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Because the operations of our vessels are under the control of third party charterers, we can give no assurance that our United States federal income tax liability would be substantially higher. However, since no more that 50% of our shipping income would be treated as derived from U.S. sources, our maximum tax liability under the 4% tax regime would never exceed 2% of our shipping income.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current method of operation, we do not believe that we have been, are or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences and information reporting obligations. Under the PFIC rules, unless those stockholders made an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under "United States Federal Income Taxation of United States Holders"), such stockholders would be liable to pay United States federal income tax upon excess distributions and upon any gain from the disposition of our common stock at the then prevailing income tax rates applicable to ordinary income plus interest as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our common stock. Please see the section of this Form 10-K entitled "Tax Considerations—United States Federal Income Taxation of United States Holders" for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to make dividend payments in the future depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, if we further expand our fleet, we will need to recruit suitable additional seafarers and shore side administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our stockholders may be reduced.

Investment in derivative instruments, such as forward freight and swap agreements, could result in losses.

From time to time, we may take positions in derivative instruments, including freight forward agreements ("FFAs"). FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operations and cash flows.

In addition, we have entered into interest rate swaps effectively convert a portion of our debt from a floating to a fixed-rate basis. Under these swap contracts, exclusive of applicable margins, we pay fixed rate interest and receive floating-rate interest amounts based on three-month LIBOR settings. The swaps are designated and qualify as cash flow hedges.. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2012, the fair value of our interest rate swaps was a liability of $3.0 million.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rate borne by our outstanding indebtedness fluctuates with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

Risks Relating to Our Common Stock

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the "BCA"). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of stockholders of companies incorporated in the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can't predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

The market price of our common shares has fluctuated widely and may continue to fluctuate in the future.

The market price of our common shares has fluctuated widely since we became a public company in June 2005 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the dry bulk sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the dry bulk sector, changes in general economic or market conditions and broad market fluctuations.

The price of our common stock has dropped below $5.00 per share, and the last reported closing price on the Nasdaq Global Select Market on March 28, 2013 was $3.52 per share. As long as the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use our common shares as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

The public market for our common shares may not continue to be active and liquid enough for you to resell our common shares in the future.

We cannot assure you that an active or liquid public market for our common stock will continue. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could continue to have an adverse effect on the market price of our common shares and could impact a potential sale price if holders of our common stock decide to sell their shares.

The seaborne transportation industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. The market price of our common shares may be influenced by many factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
- announcements by us or our competitors of significant contracts, acquisitions or capital commitments;
- mergers and strategic alliances in the shipping industry;
- terrorist acts;
- future sales of our common shares or other securities;
- market conditions in the shipping industry;
- economic and regulatory trends;
- shortfalls in our operating results from levels forecast by securities analysts;
- announcements concerning us or our competitors;
- the general state of the securities market; and
- investors' perception of us and the dry bulk shipping industry.

As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above the price they paid for such shares. These broad market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Our amended and restated articles of incorporation authorize us to issue 100,000,000 shares of common stock, of which 16,638,092 shares were issued and outstanding as of December 31, 2012. We intend to issue additional shares of our common stock in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional shares of our common stock upon the exercise of options we have granted to certain of our executive officers or upon the issuance of additional shares of common stock pursuant to our equity incentive plan.

Anti-takeover provisions in our organizational documents, as well as our shareholder rights plan, could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our stockholders to replace or remove our current board of directors, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions, as well as our shareholder rights plan, may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These provisions will include:

- authorizing our board of directors to issue "blank check" preferred stock without stockholder approval;
- providing for a classified board of directors with staggered, three year terms;
- authorizing vacancies on our board of directors to be filled only by a vote of the majority of directors then in office and specifically denying our stockholders the right to fill vacancies on the board;
- establishing certain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings;
- prohibiting cumulative voting in the election of directors;
- limiting the persons who may call special meetings of stockholders;

- authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;

- prohibiting stockholder action by written consent; and

- establishing supermajority voting provisions with respect to amendments to certain provisions of our amended and restated articles of incorporation and bylaws.

In addition to the provision described above, on November 9, 2007, our board of directors adopted a shareholder rights plan and declared a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of our common stock to shareholders of record on the close of business on November 23, 2007. Each Right is nominally exercisable, upon the occurrence of certain events, for one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, at a purchase price of $125.00 per unit, subject to adjustment and additional shares of our common stock. The Rights may further discourage a third party from making an unsolicited proposal to acquire us, as exercise of the Rights would cause substantial dilution to such third party attempting to acquire us.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We do not own any real property. We lease office space at 477 Madison Avenue, New York, New York 10022. Our interests in our drybulk vessels are our only material properties. See "Item 1. Business—Our Fleet."

ITEM 3. LEGAL PROCEEDINGS

Shareholder Derivative Lawsuits

On June 13, 2011, a complaint against the Company's board of directors and a former director was filed in the United States District Court for the Southern District of New York alleging, among other things, that the directors breached their fiduciary duties of loyalty, good faith and care in connection with (i) director and officer compensation in the years 2008, 2009 and 2010; (ii) the Company's Management Agreement with Delphin Shipping LLC ("Delphin") (specifically, according to the complaint, alleging conflicts of interest between the Company's Chief Executive Officer, Delphin and the Company); and (iii) the adjournment of the Company's 2011 Annual Meeting of Shareholders. The complaint seeks rescission of director and officer compensation for those years as well as rescission of the Management Agreement, and seeks unspecified damages. The discovery period in this action has concluded and summary judgment motions are due April 1, 2013.

On August 23, and August 30, 2011, respectively, two additional complaints were filed in the Supreme Court of the State of New York (New York County) against the Company's board of directors and a former director alleging substantially similar breaches of fiduciary duties as those alleged in the lawsuit filed on June 13, 2011. On January 10, 2012, a motion by the Company was granted, which stays these state court actions pending the outcome of the June 13, 2011 federal action. Those matters remain stayed.

On October 31, 2011, a complaint was filed in the United States District Court for the Southern District of New York by one of the plaintiffs in the June 13, 2011 federal action against the Company and its board of directors alleging deficiencies in the Company's proxy statement in connection with its special meeting of shareholders that was held on November 17, 2011. The Company revised its proxy statement prior to the meeting, causing plaintiffs to withdraw a request for injunctive relief in connection with their complaint. The Company served an answer in this action on March 19, 2012.

Korea Line Corporation

On January 25, 2011, KLC, one of our charterers, filed for protective receivership in Seoul, South Korea. On February

15, 2011, the Korean courts approved this request. For the period February 15, 2011 through March 15, 2011, the Company took over the employment of the majority of the affected chartered vessels and re-chartered out all affected vessels on the spot and short term time charter markets. Earnings during this interim period were used to offset the charter hire otherwise due from KLC. On March 15, 2011, the Company reached a comprehensive agreement with the receivers of KLC regarding the twelve time-chartered vessels impacted by KLC's decision to file for protective receivership earlier this year. On May 20, 2011 and July 13, 2011 the Company took delivery of two newbuilding vessels that were originally chartered to KLC. On October 14, 2011 the joint receivers certified KLC Rehabilitation plans.

On January 3, 2013, a comprehensive termination agreement between the Company and KLC became effective, pursuant to which we agreed to accept $63.7million on an installment note and 1,224,094 common shares of KLC stock as compensation for the early termination of the 13 charters with KLC. Under the termination agreement, a payment of approximately $10.0 million of the cash settlement was paid in the first quarter of 2013, and the balance of $53.7million would have been paid in cash installments through 2021, with the majority of the payments to be paid in the last five years. The KLC stock certificates were issued on February 7, 2013 and are now being secured at the Korean Securities Depository until August 7, 2013, the date on which we would have been able to take possession of the share certificates. On March 28, 2013, the Korean court approved an amendment to KLC rehabilitation plan after receiving a favorable vote from the concerned parties. The amendment reduced our long term receivable from KLC to $5.5million to be paid in cash installments through 2021; discounted our existing shares by a 1 to 15 ratio; and converted the remainder of the long term receivable to shares that bring our holding of KLC shares after the amendment to approximately 5%. We are evaluating what is the fair value of the common shares and the long term note receivable from KLC and what the resulting settlement gain should be. We have determined that the combined KLC transactions will have a positive impact on our EBITDA and have assessed a preliminary value of approximately $32 million.

Additional Information about legal proceedings described above is set forth in Note 1 and Note 8 to the consolidated financial statements included in this Annual Report.

From time to time, we are involved in various disputes and litigation matters that arise in the ordinary course of our business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure by us of significant financial and managerial resources.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

The trading market for shares of our common stock is the Nasdaq Global Select Market, on which our shares are quoted under the symbol "EGLE." As of April 1, 2013, the number of stockholders of record of the Company's common stock was approximately 16,638,092. The following table sets forth the high and low closing prices for shares of our common stock for the periods indicated, as reported by the Nasdaq Global Select Market:

For the period*:		High	Low
January 1, 2012	to March 31, 2012	$ 9.00	$ 3.96
April 1, 2012	to June 30, 2012	$ 7.92	$ 2.62
July 1, 2012	to September 30, 2012	$ 3.97	$ 2.75
October 1, 2012	to December 31, 2012	$ 3.53	$ 1.45
January 1, 2011	to March 31, 2011	$ 20.24	$ 14.48
April 1, 2011	to June 30, 2011	$ 15.20	$ 9.20
July 1, 2011	to September 30, 2011	$ 10.88	$ 6.28
October 1, 2011	to December 31, 2011	$ 6.80	$ 3.56

*Adjusted to give effect to the 1 for 4 reverse stock split that became effective on May 22, 2012; see Note 11 to our consolidated financial statements included in this Annual Report.

Recent Sales of Unregistered Securities

None.

Equity Compensation Plan

2011 Equity Incentive Plan. In November 2011, our shareholders approved the 2011 Equity Incentive Plan (the "2011 Plan") for the purpose of affording an incentive to eligible persons. The 2011 Equity Incentive Plan provides for the grant of equity based awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock, other equity based or equity related awards, and/or performance compensation awards based on or relating to the Company's common shares to eligible non-employee directors, officers, employees or consultants. The 2011 Plan is administered by a compensation committee or such other committee of the Company's board of directors. An aggregate of 5.9 million of the Company's common shares have been authorized for issuance under the 2011 Plan. The shares reserved for issuance under the 2011 Plan were not adjusted in connection with the one-for-four reverse stock split of our issued and outstanding common stock that was effective on May 22, 2012. The 2011 Plan was approved by shareholders subject to the Company's confirmation in the proxy materials relating to the approval of the 2011 Plan that no options granted under the plan would, in the aggregate, exceed 10% of the Company's issued and outstanding shares on a fully diluted basis on the date the options first become exercisable.

2009 Equity Incentive plan. In May 2009, our shareholders approved the 2009 Plan (the "2009 Plan") for the purpose of affording an incentive to eligible persons. The 2009 Equity Incentive Plan provides for the grant of equity based awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock, other equity based or equity related awards, and/or performance compensation awards based on or relating to the Company's common shares to eligible non-employee directors, officers, employees or consultants. The 2009 Plan is administered by a compensation committee or such other committee of the Company's board of directors. . A maximum of 1,050,000 shares of the Company's common stock have been authorized for issuance under the 2009 Plan, which has been adjusted in accordance with the one-for-four reverse stock split of our issued and outstanding common stock effective on May 22, 2012.

Performance Graph

The following graph illustrates a comparison of the cumulative total shareholder return (change in stock price plus reinvested dividends) of Eagle Bulk Shipping Inc.'s common stock with the Standard and Poor's 500 Index and a peer group "Dry Index" consisting of DryShips, Inc., Diana Shipping Inc., Excel Maritime Carriers Ltd., Navios Maritime Holdings, Inc. and Genco Shipping and Trading Limited. The comparison graph assumes a $100 investment in each of the Company's common stock, the Standard & Poor's 500 Index and the Dry Index peer group at the beginning of the period.



EGLE
Peer Group "Dry Index"
S&P 500
120
100
80
60
40
20
-
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12

	Index Values on					
	2-Jan-08	31-Dec-08	31-Dec-09	31-Dec-10	31-Dec-11	31-Dec-12
EGLE	100	34.15	26.93	27.13	11.42	9.19
Peer Group "Dry Index"	100	27.01	30.24	24.48	14.62	12.40
S&P 500	100	62.37	77.02	86.86	86.82	98.44

Payment of Dividends to Stockholders

In December 2008, commencing with the fourth quarter of 2008, the Company's board of directors decided to suspend the payment of a dividend to stockholders in order to increase cash flow, optimize financial flexibility and enhance internal growth. In the future, the declaration and payment of dividends, if any, will always be subject to the discretion of the board of directors, restrictions contained in the credit facility and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, the ability to obtain debt and equity financing on acceptable terms as contemplated by the Company's growth strategy, the terms of its outstanding indebtedness and the ability of the Company's subsidiaries to distribute funds to it. (See Notes to the Consolidated Financial Statements and Management's Discussion & Analysis.)

ITEM 6. SELECTED FINANCIAL DATA

We were incorporated on March 23, 2005 and our predecessor, Eagle Holdings LLC, was formed on January 26, 2005. The following table sets forth selected financial data for each of the five years in the period ended December 31, 2012. Certain information in the table has been derived from the Company's audited financial statements and notes thereto for the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 included herein and for the years ended December 31, 2009 and 2008 and as of December 31, 2010, 2009 and 2008 not appearing in this Annual Report. The data for the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011 should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein. In accordance with standard shipping industry practice, we did not obtain from the sellers historical operating data for the vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels from the period before our acquisition of them. Please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Lack of Historical Operating Data for Vessels Before their Acquisition."

(Dollar amounts in thousands except Per Share amounts and Fleet Data)	2012	2011	2010	2009	2008
Income Statement Data					
Revenues, net of commissions	$ 190,811	$ 313,432	$ 265,036	$ 192,574	$ 185,425
Voyage expenses	26,111	44,346	3,727	—	—
Vessel expenses	90,552	85,050	72,984	50,161	36,270
Charter hire expenses	1,713	41,216	9,983	—	—
Depreciation and Amortization	77,588	73,084	62,945	44,329	33,949
General and Administrative Expenses	32,065	37,559	40,029	32,714	34,567
Loss (gain) on Sale of Vessel	—	509	(291)	—	—
Write-off of advances for vessel construction	—	—	—	—	3,883
Total Operating Expenses	228,030	281,764	189,377	127,204	108,669
Interest Expense, Net	66,611	46,640	48,516	28,700	13,033
Write-off of deferred financing costs	—	—	—	3,383	2,090
Other expenses (income)	(1,028)	(152)	298	—	—
Net Income (loss)	(102,801)	$ (14,820)	$ 26,845	$ 33,287	$ 61,633
Share and Per Share Data*					
Basic Income (loss) per share	$ (6.30)	$ (0. 95)	$ 1.73	$ 2.38	$ 5.27
Diluted Income (loss) per share	(6.30)	(0.95)	1.72	2.38	5.26
Weighted Average Shares Outstanding – Diluted	16,328,132	15,655,443	15,604,311	13,980,827	11,722,197
Cash Dividends Declared per share	$ —	$ —	$ —	$ —	$ 8.00
Consolidated Cash Flow Data					
Net cash from operating activities	$ 4,778	$ 58,296	$ 94,340	$ 90,525	$ 109,536
Net cash from/(used in) investing activities	294	(157,786)	(280,996)	(228,624)	(336,658)
Net cash (used in)/from financing activities	(12,028)	(4,556)	244,433	200,235	83,427
Consolidated Balance Sheet Data	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008
Current Assets	$ 43,799	$ 55,891	$ 150,733	$ 84,205	$ 16,864
Total Assets	1,789,144	1,867,257	1,896,573	1,608,203	1,362,176
Total Liabilities	1,194,950	1,193,081	1,227,486	988,474	890,749
Long-term Debt	1,144,866	1,097,385	1,151,354	900,171	789,601
Stockholders' Equity	594,195	674,176	669,087	619,729	471,427
Other Data					
EBITDA (a)	$ 46,034	$ 108,853	$ 148,663	$ 121,239	$ 127,683
Capital Expenditures :					
Vessels	$ 58	$ 179,106	$ 301,796	$ 228,530	$ 336,438
Payments for Drydockings	$ 1,094	$ 2,809	$ 2,828	$ 4,477	$ 2,389
Ratio of Total Debt to Total Capitalization (b)	65.0%	63.6%	63.2%	59.2%	62.6%
Fleet Data					
Number of Vessels in operating fleet	45	45	38	27	23
Average Age of Fleet (in dwt weighted years)	6	5	5	6	6
Fleet Ownership Days	16,470	15,290	12,958	9,106	7,229
Chartered-in under operating lease Days	90	2,421	476	—	—
Fleet Available Days	16,512	17,619	13,323	8,999	7,172
Fleet Operating Days	16,389	17,514	13,274	8,966	7,139
Fleet Utilization Days	99.3%	99.4%	99.6%	99.6%	99.5%

* Adjusted to give effect to the 1 for 4 reverse stock split that became effective on May 22, 2012, see Note 11.

(a) Our credit facility permits us to pay dividends in amounts up to cumulative free cash flows which is our earnings before extraordinary or exceptional items, interest, taxes, depreciation and amortization ("Credit Agreement EBITDA"), less the aggregate amount of interest incurred and net amounts payable under interest rate hedging agreements during the relevant period and an agreed upon reserve for dry-docking. Therefore, we believe that this non-GAAP measure is important for our investors as it reflects our ability to pay dividends. The Company's computation of EBITDA may not be comparable to similar titled measures of other companies. Following an amendment to the revolving credit facility in December 2008, payment of dividend has been suspended until certain covenants requirements have been met and our board of directors determines in its discretion to declare and pay future dividends. The following table is a reconciliation of net income/(loss), as reflected in the consolidated statements of operations, to the Credit Agreement EBITDA:

(b) Ratio of Total Debt to Total Capitalization was calculated as debt divided by capitalization (debt plus stockholders' equity).

	2012	2011	2010	2009	2008
Net Income/(Loss)	$ (102,800,903)	$ (14,819,749)	$ 26,844,650	$ 33,287,271	$ 61,632,809
Interest Expense	66,643,296	46,769,965	48,885,674	28,904,610	15,816,573
Depreciation and Amortization	77,588,428	73,084,105	62,945,478	44,329,258	33,948,840
Amortization of fair value (below) above market of time charter acquired	(4,770,214)	(5,088,268)	(4,754,407)	(2,643,820)	(799,540)
EBITDA	36,660,607	99,946,053	133,921,395	103,877,319	110,598,682
Adjustments for Exceptional Items:					
Write-off of Advances for Vessel Construction (1)	—	—	—	—	3,882,888
Write-off of Financing Fees (1)	—	—	—	3,383,289	2,089,701
Non-cash Compensation Expense (2)	9,373,778	8,907,089	14,741,813	13,977,974	11,111,885
Credit Agreement EBITDA	$ 46,034,385	$ 108,853,142	$ 148,663,208	$ 121,238,582	$ 127.683.156

(1) One time charge (see Notes to the financial statements).

(2) Stock based compensation related to stock options and restricted stock units.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following is a discussion of the Company's financial condition and results of operation for the years ended December 31, 2012, 2011 and 2010. This section should be read in conjunction with the consolidated financial statements included elsewhere in this Annual Report and the notes to those financial statements.

This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbor provided for under these sections. These statements may include words such as "believe," "estimate," "project," "intend," "expect," "plan," "anticipate," and similar expressions in connection with any discussion of the timing or nature of future operating or financial performance or other events. Forward looking statements reflect management's current expectations and observations with respect to future events and financial performance. Where we express an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements. The principal factors that affect our financial position, results of operations and cash flows include, charter market rates, which have declined significantly from historic highs, periods of charter hire, vessel operating expenses and voyage costs, which are incurred primarily in U.S. dollars, depreciation expenses, which are a function of the cost of our vessels, significant vessel improvement costs and our vessels' estimated useful lives, and financing costs related to our indebtedness. Our actual results may differ materially from those anticipated in these forward looking statements as a result of certain factors which could include the following: (i) changes in demand in the dry bulk market, including, without limitation, changes in production of, or demand for, commodities and bulk cargoes, generally or in particular regions; (ii) greater than anticipated levels of dry bulk vessel new building orders or lower than anticipated rates of dry bulk vessel scrapping; (iii) changes in rules and regulations applicable to the dry bulk industry, including, without limitation, legislation adopted by international bodies or organizations such as the International Maritime Organization and the European Union or by individual countries; (iv) actions taken by regulatory authorities; (v) changes in trading patterns significantly impacting overall dry bulk tonnage requirements; (vi) changes in the typical seasonal variations in dry bulk charter rates; (vii) changes in the cost of other modes of bulk commodity transportation; (viii) changes in general domestic and international political conditions; (ix) changes in the condition of the Company's vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking costs); (x) the outcome of our discussions with the agent of our credit facility regarding the calculation of collateral covenants, (xi) the outcome of legal proceeding in which we are involved; and (xii) and other factors listed from time to time in our filings with the SEC. This discussion also includes statistical data regarding world dry bulk fleet and orderbook and fleet age. We generated some of this data internally, and some were obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this quarterly report. We disclaim any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Overview

We are Eagle Bulk Shipping Inc., a Republic of Marshall Islands corporation headquartered in New York City. We own one of the largest fleets of Supramax dry bulk vessels in the world. Supramax dry bulk are Handymax vessels ranging in size from 50,000 to 60,000 dwt. We transport a broad range of major and minor bulk cargoes, including iron ore, coal, grain, cement and fertilizer, along worldwide shipping routes. As of December 31, 2012, we owned and operated a modern fleet of 45 Handymax segment dry bulk vessels, 43 of which are of the Supramax class.

We are focused on maintaining a high quality fleet that is concentrated primarily in one vessel type – Handymax dry bulk carriers and its sub-category of Supramax vessels. These vessels have the cargo loading and unloading flexibility of on-board cranes while offering cargo carrying capacities approaching that of Panamax dry bulk vessels, which range in size from 60,000 to 100,000 dwt and rely on port facilities to load and offload their cargoes. We believe that the cargo handling flexibility and cargo carrying capacity of the Supramax class vessels make them attractive to cargo interests and vessel charterers. The 45 vessels in our operating fleet, with an aggregate carrying capacity of 2,451,259 deadweight tons, have an average age of only six years compared to an average age for the world Handymax dry bulk fleet of approximately ten years.

On June 20, 2012, we entered into a Fourth Amended and Restated Credit Agreement with The Royal Bank of Scotland plc, as agent, as discussed in Note 6 to the consolidated financial statements included in this Annual Report and "Liquidity and Capital Resources" below.

On May 22, 2012, we completed a one-for-four reverse stock split of our issued and outstanding common stock, as previously approved by our shareholders at the special meeting of shareholders held in November 2011. Proportional adjustments were made to our issued and outstanding common stock and to our common stock underlying stock options and other common stock-based equity grants outstanding immediately prior to the effectiveness of the reverse stock split.

Our financial performance is based on the following key elements of our business strategy:

(1) concentration in one vessel category: Supramax class of Handymax dry bulk vessels, which we believe offer size, operational and geographical advantages over other classes of dry bulk vessels, such as Panamax and Capesize vessels,

(2) our strategy is to balance between mid-term time charters and revenues generated by short-term time charters and voyage charters to maximize our financial performance throughout shipping cycles. We have entered into time and voyage charter employment contracts for all the vessels in our operating fleet. We charter some of our vessels pursuant to one- to two-year time charters to allow us to take advantage of the stable cash flow and high utilization rates that are associated with medium-term time charters. The vessels that are on charters whose revenues are linked to the Baltic Supramax index generally have durations of one-year or less. These index linked charters and voyage charters provide us with the revenue upside as the market improves. We believe that this structure provides significant visibility to our future financial results and allows us to take advantage of the stable cash flows and high utilization rates that are associated with medium-term time charters, while at the same time providing us with the revenue upside potential from the index linked or short-term time charters or voyage charters. All the charters provide for fixed semi-monthly payments in advance. While we remain focused on securing charters with fixed base rates, we have also entered into contracts with fixed minimum rates and profit sharing arrangements, enabling us to benefit from an increasing rate environment while still minimizing downside risk. We regularly monitor the dry bulk shipping market and based on market conditions we may consider taking advantage of long-term charter rates,

(3) maintain high quality vessels and improve standards of operation through improved environmental procedures, crew training and maintenance and repair procedures, and

(4) maintain a balance between purchasing vessels as market conditions and opportunities arise and maintaining prudent financial ratios (e.g. leverage ratio).

The following are several significant events that occurred during 2012:

- In June, 2012, we entered into a Fourth Amended and Restated Credit Agreement; and
- In May, 2012, we completed a one-for-four reverse stock split of its issued and outstanding common stock.

The following are several significant events that occurred during 2011:

- In January 2011, we took delivery of our fifteenth newbuilding vessel from China, Thrush.
- In February 2011, we took delivery of our sixteenth newbuilding vessel from China, Nighthawk.
- In May 2011, we took delivery of our seventeenth newbuilding vessel from China, Oriole.
- In July 2011, we sold the Heron, a 2001-built Supramax, and we realized a net loss of $509,076 and received net proceeds of $22,511,226.
- In July 2011, we took delivery of our eighteenth and nineteenth newbuilding vessels from China, Owl and Petrel bulker.
- In August 2011, we took delivery of our twentieth newbuilding vessel from China, Puffin bulker.
- In September 2011, we took delivery of our twenty-first newbuilding vessel from China, Roadrunner bulker.
- In September 2011, we successfully entered into a Sixth Amendatory and Commercial Framework Implementation Agreement.
- In October 2011, we took delivery of our twenty-second newbuilding vessel from China, Sandpiper bulker, the last of our newbuilding vessels to be delivered.

The following are several significant events that occurred during 2010:

- In January 2010, we took delivery of four newbuilding vessels, Thrasher, Crane, Egret bulker and Golden Eagle, four of five vessels built in Japan.
- In February 2010, we took delivery of two newbuilding vessels, Avocet and Imperial Eagle. The Imperial Eagle was the last of five vessels built in Japan.
- In April 2010, we took delivery of our ninth newbuilding vessel from China, Gannet Bulker.
- In May 2010, we took delivery of our tenth newbuilding vessel from China, Grebe Bulker.
- In June 2010, we took delivery of our eleventh newbuilding vessel from China, Ibis Bulker.
- In July 2010, we took delivery of our twelfth and thirteenth newbuilding vessel from China, Jay and Kingfisher.
- In August 2010, we took delivery of our fourteenth newbuilding vessel from China, Martin.
- In September 2010, we launched our freight trading operation. The trading operation has extended the Company's global presence, which includes a new office in Singapore.
- In September 2010, we sold the oldest and the smallest vessel in our fleet, the Griffon a 1995-built Handymax and we realized a net gain of $291,011 and received net proceeds of $21,055,784.

We have employed all of our vessels on time and voyage charters. The following table represents certain information about our revenue earning charters on our operating fleet as of December 31, 2012:

Vessel	Year Built	Dwt	Charter Expiration (1)	Daily Charter Hire Rate
Avocet	2010	53,462	Jan 2013	Voyage(2)
Bittern	2009	57,809	Jan 2013	$10,000(2)
Canary	2009	57,809	Jan 2013	$13,000(2)
Cardinal	2004	55,362	Jan 2013	$9,750 (2)
Condor	2001	50,296	Jan 2013	Voyage
Crane	2010	57,809	Jan 2013	$8,000
Crested Eagle	2009	55,989	Feb 2013 to May 2013	$11,000
Crowned Eagle	2008	55,940	—	Spot(2)
Egret Bulker	2010	57,809	Jan 2013	$13,000(2)
Falcon	2001	50,296	Jan 2013	$8,000(2)
Gannet Bulker	2010	57,809	Jan 2013	$17,650 (with 50% profit share over $20,000)
Golden Eagle	2010	55,989	Jan 2013 to Feb 2013	$7,250
Goldeneye	2002	52,421	Feb 2013 to May 2013	Index(3)
Grebe Bulker	2010	57,809	Feb 2013 to Jun 2013	$17,650 (with 50% profit share over $20,000)
Harrier	2001	50,296	Jan 2013	$7,250(2)
Hawk I	2001	50,296	Jan 2013	$6,500(2)
Ibis Bulker	2010	57,775	Mar 2013 to Jul 2013	$17,650 (with 50% profit share over $20,000)
Imperial Eagle	2010	55,989	Jan 2013 to Feb 2013	$8,250
Jaeger	2004	52,248	—	Spot
Jay(2)	2010	57,802	Jan 2013	Voyage
Kestrel I	2004	50,326	Mar 2013 to May 2013	$9,500
Kingfisher	2010	57,776	Jan 2013 to Mar 2013	$8,900
Kite	1997	47,195	—	Spot(2)

Kittiwake	2002	53,146	Jan 2013	$10,500(2)
Martin	2010	57,809	Jan 2013	$8,000
Merlin	2001	50,296	Jan 2013	$8,500(2)
Nighthawk	2011	57,809	Feb 2013	Voyage(2)
Oriole	2011	57,809	Jan 2013	$10,250(2)
Osprey I	2002	50,206	Apr 2013 to Aug 2013	$8,000(2)
Owl	2011	57,809	—	Spot(2)
Peregrine	2001	50,913	Jun 2013 to Sep 2013	$8,250(2)
Petrel Bulker	2011	57,809	Jul 2014-Nov 2014	$17,650(4) (with 50% profit share over $20,000)
Puffin Bulker	2011	57,809	May 2014-Sep 2014	$17,650(4) (with 50% profit share over $20,000)
Redwing	2007	53,411	Jan 2013	$7,500(2)
Roadrunner Bulker	2011	57,809	Aug 2014-Dec 2014	$17,650(4) (with 50% profit share over $20,000)
Sandpiper Bulker	2011	57,809	Jul 2014-Nov 2014	$17,650(4) (with 50% profit share over $20,000)
Shrike	2003	53,343	Jan 2013	$11,300(2)
Skua	2003	53,350	Jan 2013	$10,000(2)
Sparrow	2000	48,225	Mar 2013 to May 2013	$7,500(2)
Stellar Eagle	2009	55,989	Mar 2013 to Jun 2013	Index(3)
Tern	2003	50,200	Jan 2013	$8,000(2)
Thrasher	2010	53,360	—	Spot(2)
Thrush	2011	53,297	Jan 2013	$12,300(2)
Woodstar	2008	53,390	Jan 2013	Voyage
Wren	2008	53,349	Jan 2013	$6,250(2)

[1]The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to the Company upon the termination of the charter. The time charter hire rates presented are gross daily charter rates before brokerage commissions, ranging from 0.625% to 5.00%, to third party ship brokers.

[2]Upon conclusion of the previous charter the vessel will commence a short term charter for up to six months.

[3]Index, an average of the trailing Baltic Supramax Index.

[4]The charterer has an option to extend the charter by 2 periods of 11 to 13 months each.

Market Overview

The international shipping industry is highly competitive and fragmented with many market participants as of January 31, 2013. There are approximately 9,527 dry bulk carriers (over 10,000 dwt) totaling 685 million dwt. The world dry bulk fleet remains very fragmented with no single owner accounting for more than 4% in any particular sub-sector. We compete with other (primarily private) owners of dry bulk vessels in the Handysize, Handymax, and Panamax asset classes.

Competition in drybulk trade is intense. Demand is a function of world economic conditions and the consequent requirement for commodities, production and consumption patterns, as well as events which interrupt production, trade routes, and consumption. We compete for charters on the basis of price, vessel location, size, age, and condition, as well as on our reputation as an owner and operator. Customers, or charterers, tend to prefer modern vessels (over older ships) due to their greater operational reliability, lower fuel consumption, and improved built-designs complying with more recent regulation standards. Consequently, owners of large modern fleets tend to have a competitive advantage over owners operating older ships.

Our strategy is to concentrate in one vessel category within the dry bulk segment- the Handymax sector. Handymax dry bulk vessels range in size from 35,000 to 60,000 dwt. Within the Handymax sector, the industry has migrated to a larger size vessel class called the Supramax which ranges in size from 50,000 to 60,000 dwt. These vessels have the cargo loading and unloading flexibility offered by its on-board cranes while its cargo carrying capacity approaches that of Panamax class vessels, which ranges in size between 60,000 and 100,000 dwt and requires onshore facilities to load and offload their cargoes. We believe that the cargo handling flexibility and cargo carrying capacity of the Supramax class vessels make them attractive to potential charterers. Forty-three of the 45 vessels in our operating fleet as of December 31, 2012 are classified as Supramax vessels.

The supply of dry bulk vessels depends primarily on the level of the orderbook, the fleet age profile, and the operating efficiency of the existing fleet. As of January 2013, 10% of the world Handymax fleet was 20 years or older. The 45 Handymax vessels in our operating fleet have an average age of approximately six years as of December 31, 2012, compared to an average age for the world Handymax dry bulk fleet of approximately ten years. The Handymax newbuilding orderbook currently stands at 15% of the world Handymax fleet.


Drybulk Orderbook and Fleet Age Profile
(Source: Clarksons, Feb. 2013)
30%
25%
20%
15%
10%
5%
0%
28%
13%
10%
15%
9%
27%
8%
16%
Handysize
Handymax
Panamax
Capesize
% of fleet over 20yrs of age
Orderbook as a % of fleet


Drybulk Fleet (million dwt)
(Souce: Clarksons, Feb. 2013)
300
250
200
150
100
50
-
3,012 vessels
84.8
2,701 vessels
140.6
2,304 vessels
178.6
1,501 vessels
280.6
Handysize
Handymax
Panamax
Capesize

The Handymax Market

Drybulk shipping experienced a challenging year in 2012 as net supply growth exceeded demand. 2012 was a record year for scrapping, but it was not enough to absorb peak orderbook deliveries. As a result, net supply grew by over 9%. Global trade demand grew by a respectable 6% due to a continued appetite for commodities, including coal, grain, iron ore, and other minor bulks. Rates weakened across all asset classes in 2012: Handymax rates decreased 34% to an average $9,471 per day, Panamax rates decreased 45% to an average $7,684 per day, and Capesize rates decreased 51% to average $7,680 per day. The outperformance by the Handymax segment can be attributed to better supply-demand fundamentals and to its ability to carry a diversified cargo mix as compared to the larger vessels.

Industry research indicates estimated dry bulk vessel deliveries for 2013 and beyond will be 131 million dwt. It is widely believed that a material amount of these scheduled deliveries will not materialize due to a variety of reasons, including: inflated orderbook figures, owner and yard-related financing issues, and increasing labor cost and appreciating currency issues for yards. Demand for dry bulk is expected to remain strong in 2013 with growth expected to reach over 5%.

In the Capesize sector, over 240 vessels are on order which is equivalent to approximately 16% of existing fleet. The Panamax sector has about 27% of its existing fleet on order. The Handymax sector has about 15% of its existing fleet on order with the bulk of deliveries occurring in 2013. However, the sub-Panamax fleet is older with a considerable proportion of the trading fleet over 25 years of age allowing for another potential record year for scrapping.

Lack of Historical Operating Data for Vessels Before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common stock in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP" or "GAAP"). The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our accounting policies, see Note 2 to our consolidated financial statements included herein.

Revenue Recognition

Revenues are generated from time charters and voyage charters. Time charter revenues are recognized on a straight-line basis over the term of the respective time charter agreements as service is provided. Voyage revenues for cargo transportation are recognized ratably over the estimated relative transit time of each voyage. Voyage revenue is deemed to commence upon the completion of discharge of the previous charterer's cargo and is deemed to end upon the completion of discharge of the current cargo, provided an agreed non-cancelable charter between the Company and the charterer is in existence, the charter rate is fixed and determinable, and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading.

Revenues generated from time charters linked to the Baltic Supramax index and/or revenues generated from profit sharing arrangements are recognized over the term of the respective time charter agreements as service is provided and the profit sharing is fixed and determinable.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation. We depreciate our dry bulk vessels on a straight-line basis over their estimated useful lives, estimated to be 28 years from date of initial delivery from the shipyard to the original owner. Depreciation is based on cost less the estimated residual salvage value. Salvage, or scrap, value is based upon a vessel's lightweight tonnage ("lwt") multiplied by a scrap rate. We use a scrap rate of $150 per lwt, to compute each vessel's salvage value. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted to end at the date such regulations become effective. An increase in the useful life of a dry bulk vessel or in its salvage value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a dry bulk vessel or in its salvage value would have the effect of increasing the annual depreciation charge.

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value. When indicators of impairment are present and our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value. We also experienced a significant decline in our market capitalization, which is below our equity book value. We concluded at December 31, 2012 that the future income streams expected to be earned by our vessels over their remaining operating lives on an undiscounted basis would be sufficient to recover their carrying values and that accordingly, our vessels were not impaired under U.S. GAAP. Our estimated future undiscounted cash flows exceeded each of our vessels' carrying values by a considerable margin. Management will continue to monitor developments in charter rates in the markets in which it participates with respect to the expectation of future rates over an extended period of time that are utilized in the analyses.

We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value. This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is available. In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, we utilize the rates currently in effect for the duration of their current time charters, without assuming additional profit sharing. For periods of time where our vessels are not fixed on time charters, we utilize an estimated daily time charter equivalent for our vessels' unfixed days based on the last twenty years of historical average of one to three years time charter. Actual equivalent drybulk shipping rates are currently lower than the estimated rate. We believe current rates have been driven by short term disruptions in demand and a slowdown in the availability of global credit. The projected net operating cash flows are determined by considering the future charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days over the estimated remaining life of the vessel, assumed to be 28 years from the delivery of the vessel from the shipyard, reduced by brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenses (including planned drydocking and special survey expenditures) and capital expenditures adjusted annually for inflation. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment. In the event that an impairment were to occur, we would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. We estimate fair value primarily through the use of third party valuations performed on an individual vessel basis. Such valuation is not necessarily the same as the amount any vessel may bring upon sale, which may be more or less, and should not be relied upon as such.

The table set forth below indicates the carrying value of each of our vessels as of December 31, 2012, where we believe has a basic market value below its carrying value, and the aggregate difference between carrying value and basic market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.

	Dwt	Year Purchased	Carrying Value as of December 31, 2012	Carrying Value as of December 31, 2011
Drybulk Vessels				
AVOCET	53,462	2010	$45.4 million*	$47.1 million*
BITTERN	57,809	2009	$45.7 million*	$47.5 million*
CANARY	57,809	2009	$45.7 million*	$47.5 million*
CARDINAL	55,362	2005	$32.5 million*	$34.2 million*
CONDOR	50,296	2005	$23.6 million*	$25.0 million*
CRANE	57,809	2010	$46.6 million*	$48.4 million*
CRESTED EAGLE	55,989	2009	$33.3 million*	$34.6 million*
CROWNED EAGLE	55,940	2008	$32.5 million*	$33.8 million*
EGRET BULKER	57,809	2010	$44.7 million*	$46.5 million*
FALCON	50,296	2005	$23.9 million*	$25.3 million*
GANNET BULKER	57,809	2010	$45.9 million*	$47.6 million*
GOLDEN EAGLE	55,989	2010	$34.6 million*	$35.9 million*
GOLDENEYE	52,421	2008	$55.5 million*	$58.7 million*
GREBE BULKER	57,809	2010	$45.2 million*	$46.9 million*
HARRIER	50,296	2005	$23.8 million*	$25.2 million*
HAWK I	50,296	2005	$23.5 million*	$24.9 million*
IBIS BULKER	57,775	2010	$45.2 million*	$46.9 million*
IMPERIAL EAGLE	55,989	2010	$36.0 million*	$37.4 million*
JAEGER	52,248	2006	$27.4 million*	$28.8 million*
JAY	57,802	2010	$46.4 million*	$48.1 million*
KESTREL	50,326	2006	$27.2 million*	$28.6 million*
KINGFISHER	57,776	2010	$46.4 million*	$48.2 million*
KITE	47,195	2005	$20.2 million*	$21.7 million*
KITTIWAKE	53,146	2007	$33.0 million*	$34.8 million*
MARTIN	57,809	2010	$46.1 million*	$47.8 million*
MERLIN	50,296	2005	$22.5 million*	$23.9 million*
NIGHTHAWK	57,809	2011	$41.5 million*	$43.0 million*
ORIOLE	57,809	2011	$42.0 million*	$43.5 million*
OSPREY I	50,206	2005	$25.7 million*	$27.1 million*
OWL	57,809	2011	$42.6 million*	$44.2 million*
PEREGRINE	50,913	2005	$27.0 million*	$28.6 million*
PETREL BULKER	57,809	2011	$42.2 million*	$43.8 million*
PUFFIN BULKER	57,809	2011	$42.1 million*	$43.6 million*
REDWING	53,411	2008	$64.4 million*	$67.3 million*
ROADRUNNER BULKER	57,809	2011	$42.3 million*	$43.8 million*
SANDPIPER BULKER	57,809	2011	$42.1 million*	$43.6 million*
SHRIKE	53,343	2007	$36.8 million*	$38.8 million*
SKUA	53,350	2007	$36.8 million*	$38.8 million*
SPARROW	48,225	2005	$23.9 million*	$25.4 million*
STELLAR EAGLE	55,989	2009	$32.4 million*	$33.7 million*
TERN	50,200	2006	$24.6 million*	$25.9 million*
THRASHER	53,360	2010	$45.8 million*	$47.6 million*
THRUSH	53,297	2011	$48.7 million*	$50.5 million*
WOODSTAR	53,390	2008	$50.7 million*	$52.7 million*
WREN	53,349	2008	$50.0 million*	$52.1 million*
TOTAL DWT	2,451,259			

*Indicates drybulk carriers for which we believe, as of December 31, 2012 and 2011, the basic charter-free market value is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $832 million and 667, respectively.

We note that 4 of our drybulk vessels are currently employed under mid-term, above-market time charters. We believe that if the vessels were sold with those charters attached, we would receive a premium for those vessels over their basic market value.

Deferred Drydock Cost

There are two methods that are used by the shipping industry to account for drydockings: (a) the deferral method where drydock costs are capitalized when incurred and amortized over the period to the next scheduled drydock; and (b) expensing drydocking costs in the period it is incurred. We use the deferral method of accounting for drydock expenses. Under the deferral method, drydock expenses are capitalized and amortized on a straight-line basis until the next drydock, which we estimate to be a period of two to three years. We believe the deferral method better matches costs with revenue than expensing the costs as incurred. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of drydock expense. If the vessel is disposed of before the next drydock, the remaining balance in deferral drydock is written-off to the gain or loss upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 months.

Costs capitalized as part of the drydocking include direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel's earnings capacity or improve the vessel's efficiency. Direct costs include the shipyard costs, parts, inspection fees, steel, blasting and painting. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessels' sale.

Vessel Acquisitions

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the amount of expected future cash flows. We value any asset or liability arising from the market value of the time charters assumed when an acquired vessel is delivered to us.

Where we have assumed an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability in Fair value below contract value of time charters acquired based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record an asset in Fair value above contract value of time charters acquired, based on the difference between the market charter rate and the contracted charter rate for an equivalent vessel. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized to revenue over the remaining period of the charter. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, future vessel operation expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations. In the event that the market charter rates relating to the acquired vessels are lower than the contracted charter rates at the time of their respective deliveries to us, our net earnings for the remainder of the terms of the charters may be adversely affected although our cash flows will not be so affected.

Insurance Claims

Insurance claims are recorded on an accrual basis and represent the claimable expenses, net of deductibles, incurred through each balance sheet date, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

Deferred Financing Costs

Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized to interest expense over the life of the related debt. Unamortized deferred financing costs are written off when the related debt is repaid, or there is a reduction in the facility, and such amounts are expensed in the period the repayment or refinancing is made.

Results of Operations for the years ended December 31, 2012, 2011 and 2010

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing future trends in our results of operations consist of the following:

	2012	2011	2010
Ownership Days	16,470	15,290	12,958
Chartered-in under operating lease Days	90	2,421	476
Total	16,560	17,711	13,434
Available Days	16,512	17,619	13,323
Operating Days	16,389	17,514	13,274
Fleet Utilization	99.3%	99.4%	99.6%

- *Ownership days*: We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period. Ownership days in 2011 increased due to the delivery of eight newbuilding vessels, reduced by the sale of one vessel in July 2011.

- *Chartered-in under operating lease days*: The Company defines chartered-in under operating lease days as the aggregate number of days in a period during which the Company chartered-in vessels. The Company started to charter-in vessels on a spot basis during the fourth quarter of 2010.

- *Available days:* We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to vessel familiarization upon acquisition, scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and drydockings, and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues. We drydocked five vessels in 2010, four vessels in 2011 and three vessels in 2012.

- *Operating days*: We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

- *Fleet utilization*: We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning. Our fleet continues to perform at very high utilization rates.

Time Charter and Voyage Revenue

Shipping revenues are highly sensitive to patterns of supply of and demand for vessels of the size and design configurations owned and operated by a Company and the trades in which those vessels operate. In the dry bulk sector of the shipping industry, rates for the transportation of dry bulk cargoes such as ores, grains, steel, fertilizers, and similar commodities, are determined by market forces such as the supply and demand for such commodities, the distance that cargoes must be transported, and the number of vessels expected to be available at the time such cargoes need to be transported. The demand for shipments is significantly affected by the state of the economy globally and in discrete geographical areas. The number of vessels is affected by newbuilding deliveries and by the removal of existing vessels from service, principally because of scrapping.

Revenues are also affected by the mix of charters between spot or voyage charters and mid-term time charters. Because shipping revenues and voyage expenses are significantly affected by the mix between voyage charters and time charters, vessel revenues are bench-marked on the basis of time charter equivalent ("TCE") revenues. TCE revenue comprises revenue from vessels operating on time charters, and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market. TCE revenue serves as a measure of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue. TCE revenue also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

Our economic decisions are based on anticipated TCE rates and we evaluate financial performance based on TCE rates achieved. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of the daily TCE that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

- the duration of our charters;
- our decisions relating to vessel acquisitions and disposals;
- the amount of time that we spend positioning our vessels;
- the amount of time that our vessels spend in dry-dock undergoing repairs;
- maintenance and upgrade work;
- the age, condition and specifications of our vessels;
- levels of supply and demand in the dry bulk shipping industry; and
- other factors affecting spot market charter rates for dry bulk carriers.

Our revenues for the year ended December 31, 2012, 2011 and 2010 were earned from time charters and voyage charters. As is common in the shipping industry, we pay commissions ranging from 0.625% to 5% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter.

Net revenues for the year ended December 31, 2012 were $190,811,259 which is comprised of billed time charter revenues and voyage revenues of $206,569,397, amortization of fair value below contract value of time charters acquired of $4,770,214, and deductions for brokerage commissions of $8,016,881. Net revenues for the year ended December 31, 2012 were 32% lower than net revenues for the year ended December 31, 2011, primarily due to the lower charter rates earned by the fleet and a reduction of time chartered-in vessels as reflected by the decreased operating days, offset by operation of a larger owned fleet.

Net revenues for the year ended December 31, 2011 were $313,432,431, which is comprised of billed time charter revenues and voyage revenues of $322,121,795, amortization of fair value below contract value of time charters acquired of $5,088,268, and deductions for brokerage commissions of $13,777,632. Net revenues for the year ended December 31, 2011 were 18% greater than net revenues for the year ended December 31, 2010, primarily due to the operation of a larger fleet as reflected by the increased operating days, offset by lower charter rates earned by the fleet.

Net revenues for the year ended December 31, 2010 of $265,036,066 which is comprised of billed time charter revenues of $273,722,177, amortization of fair value below contract value of time charters acquired of $4,754,407, and deductions for brokerage commissions of $13,440,518.

Voyage Expenses

To the extent that we employ our vessels on voyage charters, we will incur expenses that include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions, as these expenses are borne by the vessel owner on voyage charters. Bunkers, port charges, and canal toll expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessels.

Voyage expenses for the year ended December 31, 2012 were $26,110,591, compared with $44,345,774 for the year end December 31, 2011. The decrease in voyage expenses is attributable to reduction in voyage charter revenues and related port charges.

Voyage expenses for the year ended December 31, 2011 were $44,345,774, compared with $3,726,847 in the comparable period in 2010. The increase in voyage expenses is attributable to increase in voyage charter revenues and related port charges as voyages were undertaken during the latter half of 2010 only.

Vessel Expenses

Vessel expenses for the years ended December 31, 2012, 2011 and 2010 were $90,551,655, $85,049,671, and $72,983,630, respectively. Vessel expenses in 2012 included $84,998,433 in vessel operating costs and $5,553,222 in technical management fees. Vessel expenses in 2011 included $80,029,369 in vessel operating costs and $5,020,302 in technical management fees. Vessel expenses in 2010 included $69,645,197 in vessel operating costs and $3,338,433 in technical management fees.

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, other miscellaneous expenses, and technical management fees.

Insurance expense varies with overall insurance market conditions as well as the insured's loss record, level of insurance and desired coverage. The main insurance expenses include hull and machinery insurance (i.e. asset insurance) costs and Protection and Indemnity ("P & I") insurance (i.e. liability insurance) costs. Certain other insurances, such as basic war risk premiums based on voyages into designated war risk areas are often for the account of the charterers.

With regard to vessel operating expenses, we have entered into technical management agreements for some of our vessels with our independent technical managers, V. Ships and Anglo Eastern International Ltd. In conjunction with our management, our managers have established an operating expense budget for each vessel. All deviations from the budgeted amounts are for our account. Included in Vessel Expenses is a daily fixed management fee for each vessel in our operating fleet paid to our independent technical managers. In 2009, we set up our own in-house technical management department for a portion of our fleet in order to establish a vessel management bench-mark with our external technical managers. For the years ended December 31, 2012, 2011, and 2010, the technical management fees averaged $10,194, $9,705 and $9,562 per month per vessel, respectively.

Technical management services include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging dry-docking and repairs, purchasing stores, supplies, spare parts and new equipment, appointing supervisors and technical consultants and providing technical support.

Our vessel expenses, which generally represent costs under the vessel operating budgets, cost of insurance and vessel registry and other regulatory fees, will increase with the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, may also cause these expenses to increase, including, for instance, developments relating to market prices for crew, insurance and petroleum-based lubricants and supplies.

Depreciation and Amortization

For the years ended December 31, 2012, 2011 and 2010, total depreciation and amortization expense was $77,588,428, $73,084,105 and $62,945,478, respectively. Total depreciation and amortization expense for the year ended December 31, 2012 includes $75,323,119 of depreciation and $2,265,309 of amortization of deferred drydocking costs. Total depreciation and amortization expense for the year ended December 31, 2011 includes $69,887,121 of depreciation and $3,196,984 of amortization of deferred drydocking costs. Total depreciation and amortization expense for the year ended December 31, 2010 includes $59,503,895 of depreciation and $3,441,583 of amortization of deferred drydocking costs.

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 28 years from the date of initial delivery from the shipyard to the original owner. Furthermore, we estimate the residual values of our vessels to be $150 per lightweight ton. Our depreciation charges will increase as our fleet expands. Drydocking relates to our regularly scheduled maintenance program necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Management anticipates that vessels are to be drydocked every two and a half years and, accordingly, these expenses are deferred and amortized over that period.

General and Administrative Expenses

Our general and administrative expenses include onshore vessel administration related expenses such as legal and professional expenses and recurring administrative and other expenses including payroll and expenses relating to our executive officers and office staff, office rent and expenses, directors fees, and directors and officers insurance. General and administrative expenses also include non-cash compensation expenses.

General and administrative expenses for the years ended December 31, 2012, 2011 and 2010 were $32,065,421, $37,559,639 and $40,029,261, respectively. The General and administrative expenses decrease in 2012, as compared to 2011, was primarily attributable to lower compensation expense and professional consultants fees offset by an increase in amount of management fees received.

The General and administrative expenses decrease in 2011, as compared to 2010, was due primarily attributable to lower compensation expense and amortization of restricted stock awards, offset by an increase in number of office staff, an increase in consultant fees, and an allowance for bad debt of $1,811,320 and write offs of $3,506,510 related to amounts receivable from KLC, which filed for protective receivership and received South Korean court approval for rehabilitation during 2011.

General and administrative expenses include non-cash compensation charges of $9,373,778, $8,907,089, and $14,741,813, respectively in 2012, 2011, and 2010. These non-cash compensation charges relate to the stock options and restricted stock units granted to members of management and certain directors of the Company under the Stock Incentive Plans (see Note 11).

Interest and Finance Costs

Interest expense, exclusive of capitalized interest, consists of:

	2012	2011	2010
Loan Interest and Commitment Fees	$ 60,100,569	$ 42,597,361	$ 45,683,219
Amortization of Deferred Financing Costs	6,542,727	4,172,604	3,202,455
Total Interest Expense	$ 66,643,296	$ 46,769,965	$ 48,885,674

For 2012, interest rates on our outstanding debt ranged from 2.71% to 8.73%, including a margin over LIBOR applicable under the terms of the amended credit facility. The weighted average effective interest rate was 3.89%.

For 2011, interest rates on our outstanding debt ranged from 2.63% to 7.73%, including a margin over LIBOR applicable under the terms of the amended credit facility. The weighted average effective interest rate was 3.97%.

For 2010, interest rates on our outstanding debt ranged from 2.73% to 7.73%, including a margin over LIBOR applicable under the terms of the amended credit facility. The weighted average effective interest rate was 5.15%.

Commitment fees of 0.70% incurred on the undrawn portion of the facility.

Cash interest paid during 2012, 2011, and 2010, exclusive of capitalized interest, amounted to $45,098,012, $45,297,803 and $43,754,242, respectively.

Interest costs on borrowings made for the construction of our newbuilding vessels were capitalized until the vessels were delivered (see below).

Capitalized Interest

We contracted for the construction of 27 newbuilding vessels, all of which were constructed and delivered from 2008 to 2011. We made periodic progress payments for the construction. Interest costs on related borrowings were capitalized until the vessels delivered.

Capitalized interest in 2011 amounted to $2,582,127, which includes $2,273,952 in interest and commitment fees, and $308,175 in amortization of financing costs. Capitalized interest in 2010 amounted to $12,020,462, which includes $10,637,033 in interest and commitment fees, and $1,383,429 in amortization of financing costs. The decrease in capitalized interest is substantially due to the completion of the newbuilding vessels. Cash paid for capitalized interest during 2011 and 2010 amounted to $3,200,486 and $13,725,858, respectively.

Interest Rate Swaps

We have entered into interest rate swaps to effectively convert a portion of our debt from a floating to a fixed-rate basis. Under these swap contracts, exclusive of applicable margins, we pay fixed rate interest and receive floating-rate interest amounts based on three-month LIBOR settings. The swaps are designated and qualify as cash flow hedges.
As of December 31, 2012, the following swap contracts were outstanding:

Notional Amount Outstanding December 31, 2012	Fixed Rate	Maturity
81,500,000	3.895%	01/2013
84,800,000	3.900%	09/2013
$ 166,300,000		

We record the fair value of the interest rate swaps as an asset or liability on the balance sheet. The effective portion of the swap is recorded in accumulated other comprehensive income. Accordingly, $2,243,833, $9,486,116 and $22,135,507, have been recorded in Fair value of derivative instruments (liabilities) in the Company's balance sheets as of December 31, 2012, 2011 and 2010, respectively.

Loss on Sale of Vessel

In 2011, the Company sold the Heron, a 2001-built Supramax, and realized a net loss of $509,076.

EBITDA

EBITDA represents operating earnings before extraordinary items, depreciation and amortization, interest expense, and income taxes, if any. EBITDA is included because it is used by certain investors to measure a company's financial performance. EBITDA is not an item recognized by U.S. GAAP and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. EBITDA is presented to provide additional information with respect to the Company's ability to satisfy its obligations including debt service, capital expenditures, and working capital requirements. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used herein may not be comparable to that used by other companies due to differences in methods of calculation.

Our term loan agreement require us to comply with financial covenants based on debt and interest ratio with extraordinary or exceptional items, interest, taxes, non-cash compensation, depreciation and amortization (Credit Agreement EBITDA). Therefore, we believe that this non-U.S. GAAP measure is important for our investors as it reflects our ability to meet our covenants. The following table is a reconciliation of net loss, as reflected in the consolidated statements of operations, to the Credit Agreement EBITDA:

	2012	2011	2010
Net Income/(Loss)	$ (102,800,903)	$ (14,819,749)	$ 26,844,650
Interest Expense	66,643,296	46,769,965	48,885,674
Depreciation and Amortization	77,588,428	73,084,105	62,945,478
Amortization of fair value (below) above market of time charter acquired	(4,770,214)	(5,088,268)	(4,754,407)
EBITDA	36,660,607	99,946,053	133,921,395
Non-cash Compensation Expense (1)	9,373,778	8,907,089	14,741,813
Credit Agreement EBITDA	$ 46,034,385	$ 108,853,142	$ 148,663,208

(1) Stock based compensation related to stock options, restricted stock units (see Notes to the financial statements).

Effects of Inflation

The Company does not believe that inflation has had or is likely, in the foreseeable future, to have a significant impact on vessel operating expenses, drydocking expenses and general and administrative expenses.

Liquidity and Capital Resources

Net cash provided by operating activities during the years ended December 31, 2012, 2011 and 2010 was $4,777,961, $58,296,117 and $94,339,830 respectively. The change in 2012, 2011 and 2010 was primarily due to lower charter rates on time charter renewals offset by cash generated from operation of the fleet for 16,389 days in 2012, and 17,514 days in 2011, compared to 13,274 operating days in 2010.

Net cash provided by investing activities during 2012 was $294,414, compared with net cash used in of $157,786,210 in 2011, compared with used in of $ 280,995,791 in 2010.

Investing activities in 2011 reflected the purchase of the last eight newly constructed vessels, the Thrush, Nighthawk, Oriole, Owl, Petrel bulker, Puffin bulker, Roadrunner bulker and Sandpiper bulker, respectively. In July 2011, the Company sold, the Heron, for proceeds of $22,511,226, after brokerage commissions payable to a third party. In November 2011, Korea Line Corporation issued stock to Eagle Bulk at a fair value of $955,093, as part of our settlement with KLC. Investing activities in 2010 reflected the purchase of twelve newly constructed vessels, the last two Japanese-built vessels, the Golden Eagle and Imperial Eagle, and ten Chinese-built vessels the Thrasher, Crane, Egret bulker, Avocet, Gannet Bulker, Grebe Bulker, Ibis Bulker, Jay, Kingfisher, Martin, and advances for the newbuilding vessel construction program. In September 2010, the Company sold, the Griffon, for proceeds of $21,055,784, after brokerage commissions payable to a third party.

Net cash used in financing activities in 2012 was $12,027,610, compared to net cash used of $4,556,384 in 2011, compared to net cash provided by of $244,432,868 in 2010. On June 20, 2012 the Company entered into a Fourth Amended and Restated Credit Agreement and incurred $11,788,295 of cash charges related to this amendment. In 2011, we repaid $21,875,735 toward our facility, and as part of our sixth amendatory and commercial framework agreement with our lenders we reduced our restricted cash by $19,000,000. In 2010 we borrowed $251,183,596 from our credit facility which was used to partly fund advances for construction of newbuilding vessels, twelve of which, Golden Eagle, Imperial Eagle, Thrasher, Crane, Egret Bulker, Avocet, Gannet Bulker, Grebe Bulker, Ibis Bulker, Jay, Kingfisher and Martin delivered during the year.

As of December 31, 2012, our cash balance was $18,119,968 compared to a cash balance of $25,075,203 at December 31, 2011. In addition, our Restricted cash balance includes $276,056, for collateralizing letters of credit relating to our office leases as of December 31, 2012. As of December 31, 2011, our Restricted cash balance included $276,056, for collateralizing letters of credit relating to our office leases and $394,362 which collateralized our derivatives positions.

At December 31, 2012, the Company's debt consisted of $1,129,478,741 in term loans and $15,387,468 paid-in-kind loans.

On June 20, 2012, the Company entered into a Fourth Amended and Restated Credit Agreement to its credit facility agreement, dated as of October 19, 2007, as amended up to the date thereof (the "Fourth Amended and Restated Credit Agreement"), which, among other things, (i) permanently waives any purported defaults or events of defaults that were the subject of a temporary waiver under the Sixth Amendatory and Commercial Framework Implementation Agreement (the "Sixth Amendment") to the Third Amended and Restated Credit Agreement dated October 19, 2007, including any alleged events of default arising from any purported breach of the minimum adjusted net worth covenant that occurred as a result of any failure to maintain the required adjusted net worth; (ii) converts the $1,129,478,741 outstanding under the revolving credit facility into a term loan; (iii) sets the maturity date as December 31, 2015, and, subject to the Company's satisfaction of certain conditions, including a collateral coverage ratio at December 31, 2015 of less than 80%, provides an option to the Company to further extend the maturity date by an additional 18 months to June 30, 2017 (the "Termination Date"); (iv) requires no mandatory repayments of principal until the Termination Date, other than a quarterly sweep of cash on hand in excess of $20,000,000 and upon the sale of vessels, additional financings or future equity raises by the Company. All amounts outstanding under the term loan will bear interest at LIBOR plus a margin that will include a payment-in-kind ("PIK") component. The initial cash margin of 3.50% and PIK margin of 2.50% can be reduced on the basis of reduced leverage and proceeds from future equity raises by the Company.

The Fourth Amended and Restated Credit Agreement also provides for a new Liquidity Facility in the aggregate amount of $20,000,000, which permits the purchase or sale of vessels within certain parameters, permits the management of third party vessels and provides that all capitalized interest will be evidenced in the form of PIK loans, which will mature on the Termination Date. On the Termination Date, the Company may elect to either (i) repay the PIK loans in cash; or (ii) convert the PIK loans into shares of cumulative convertible preferred stock, par value $10.00 per share. As of December 31, 2012 the outstanding amount of the term loan was $1,129,478,741, the amount of the PIK loans was $15,387,468 and no amount was drawn on the Liquidity Facility. In connection with the Fourth Amended and Restated Credit Amendment, the Company recorded $12,629,673 of deferred financing costs that are amortized over the life of the term loan, including amendment and professional fees.

In addition, the Fourth Amended and Restated Credit Agreement replaces the previously existing financial covenants and substitutes them with new covenants, which shall require the Company to (i) maintain a maximum leverage ratio of the term loan indebtedness, excluding the PIK loans, to EBITDA (as defined in the Fourth Amended and Restated Credit Agreement) on a trailing four quarter basis, commencing in the quarterly period ending September 30, 2013, of 13.9:1, December 31, 2013, of 12.3:1, March 31, 2014 of 10.6:1, June 30, 2014 of 9.2:1, September 30, 2014 of 8.5:1, December 31, 2014 of 8.1:1, March 31, 2015 of 7.8:1, June 30, 2015 of 7.6:1, September 30, 2015 of 7.5:1, and December 31, 2015 of 7.3:1 and, should the Termination Date be extended under the Company's option, further declining in intervals to 6.2:1 for the quarterly period ending March 31, 2017; (ii) maintain a minimum interest coverage ratio of EBITDA to cash interest expenses on a trailing four quarter basis, expressed as a percentage, commencing in the quarterly period ending June 30, 2013, of 130%, September 30, 2013, of 140%, December 31, 2013, of 160%, March 31, 2014 of 180%, June 30, 2014 of 200%, September 30, 2014 of 210%, December 31, 2014 of 220%, March 31, 2015 of 220%, June 30, 2015 of 220%, September 30, 2015 of 220%, and December 31, 2015 of 220% and, should the Termination Date be extended, further escalating in intervals to 230% for the quarterly period ending March 31, 2017; (iii) maintain free cash with the agent in one or more accounts in an amount equal to $500,000 per vessel owned directly or indirectly by the Company, provided that the unutilized amount of the liquidity facility shall be deemed to constitute free cash for these purposes; and (iv) maintain a maximum collateral coverage ratio, commencing in the quarterly period ending September 30, 2014, of 100% of the term loan indebtedness and any related swap exposure, declining in intervals to 80% for the quarterly period ending December 31, 2015 and, should the Termination Date be extended, further declining in intervals to 70% for the quarterly period ending March 31, 2017.

As further described in Note 6, the Fourth Amended and restated Credit Facility has financial covenants that begin in 2013 and get increasingly tighter with each progressive quarter. The covenants are primarily driven off of a trailing twelve month calculation of EBITDA. In order to remain in compliance with our covenants, charter hire rates, the primary driver of our EBITDA, must increase over time. Charter hire rates have been driven down during the recession and have been volatile. Despite relatively low charter hire rates in the last part of 2012 and first weeks of 2013, the Company estimates that it will meet all of its covenants in 2013, based on the current dry bulk rates that have been in effect for the last month of the first quarter of 2013 and cost cutting measures that the Company has put in place. Such cost cutting measures include but are not limited to reductions in labor costs, upgrades and new equipment expenses. However, if the current charter hire rate does not improve for the remainder of 2013 and in the first quarter of 2014, the Company will not be in compliance with the maximum leverage ratio and the minimum interest coverage ratio covenants under our credit agreement at or after March 31, 2014; and, if charter rates deteriorate significantly from current levels or if we are unable to achieve our cost cutting measures, the Company may not be in compliance with the maximum leverage ratio or the minimum interest coverage ratio covenants in 2013.

If the Company does not comply with these covenants, which would constitute a default under our credit agreement, the Company would seek to obtain a waiver or modification to the credit agreement from our creditors, however there is no guarantee that we would receive such a waiver or that such a waiver would be on terms or conditions that would be acceptable to the

Company. If we were to be unable to cure an event of default our debt could be called by the banks and all amounts then outstanding would be reclassified as a current liability and alternative sources of financing would need to be sought on terms that may not be favorable to the Company or the Company may need to seek additional capital through equity or debt offerings or through the sale of assets. Should such events happen, there can be no assurances that the Company would be able to procure alternate financing or sufficient sources of additional capital. The Company's credit agreement is described further in Note 6.

In connection with the Fourth Amended and Restated Credit Agreement, the Company entered into a Warrant Agreement, dated June 20, 2012, pursuant to which the Company issued 3,148,584 warrants convertible on a cashless basis into shares of the Company's common stock, par value $0.01 (the "Warrant Shares"), at a strike price of $0.01 per share of common stock. One-third of the warrants are exercisable immediately, the next third of the warrants are exercisable when the price of the Company's common stock reaches $10.00 per share and the last third of the warrants are exercisable when the price of the Company's common stock reaches $12.00 per share. Unexercised warrants will expire on June 20, 2022. The Company determined the relative fair value of the Warrant Shares at $7.2 million using the Monte Carlo simulation which was performed, and the mean value was selected. The assumptions used in the Monte Carlo simulation were the underlying stock price of $2.98, risk-free rate of 1.64%, expected volatility of 79.3%, expected term of 10 years and expected dividend yield of 0%. The fair value of the warrants was recorded as deferred financing cost and amortized over of the life the term loan agreement.

Our obligations under the Fourth Amended and Restated Credit Agreement are secured by a first priority mortgage on each of the vessels in our fleet, and by a first assignment of all freights, earnings, insurances and requisition compensation relating to our vessels. The Fourth Amended and Restated Credit Agreement also limits our ability to create liens on our assets in favor of other parties.

We anticipate that our current financial resources, together with cash generated from operations will be sufficient to fund the operations of our fleet, including our working capital, throughout 2013. The general decline in the dry bulk carrier charter market has resulted in lower charter rates for vessels in the dry bulk market. As mentioned above, if the current charter hire rate does not improve for the remainder of 2013 and in the first quarter of 2014, the Company will not be in compliance with the maximum leverage ratio and the minimum interest coverage ratio covenants under our credit agreement at or after March 31, 2014; and, if charter rates deteriorate significantly from current levels or if we are unable to achieve our cost cutting measures, the Company may not be in compliance with the maximum leverage ratio or the minimum interest coverage ratio covenants in 2013. Although there is no assurance that we will be successful in doing so, we are evaluating asset sales, equity and debt financing alternatives that could raise incremental cash.

In August 2012, the Company filed a new shelf registration statement, which became effective on October 1, 2012, to replace its previous shelf registration statement that expired in August 2012. Under the new shelf registration statement, the Company may issue up to an aggregate of $500,000,000 of securities, including common shares, preferred shares, debt securities (which may be guaranteed by certain of the Company's subsidiaries), warrants, purchase contracts, rights and units comprised of any of the aforementioned securities.

In addition, in connection with the Fourth Amended and Restated Credit Agreement discussed above, the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated June 20, 2012, with its lenders pursuant to which the Company agreed to register the Warrant Shares for resale under the Securities Act. Under the terms of the Registration Rights Agreement, the Company filed a shelf registration statement on Form S-3 on June 26, 2012 relating to the Warrant Shares, which became effective on September 17, 2012. Pursuant to the Registration Rights Agreement, the Company has agreed to keep the registration statement effective and file all information required to be filed under Rule 144 or the Exchange Act until the Warrant Shares are otherwise freely tradable without restriction under Rule 144 under the Securities Act.

Dividends

The Company did not make any dividend payments in 2012, 2011 and 2010. In the future, the declaration and payment of dividends, if any, will always be subject to the discretion of the board of directors, restrictions contained in the amended credit facility and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, the Company's earnings, financial condition and cash requirements and availability, the ability to obtain debt and equity financing on acceptable terms as contemplated by the Company's growth strategy, the terms of its outstanding indebtedness and the ability of the Company's subsidiaries to distribute funds to it.

Credit agreement

Refer to Note 6 - Debt of our consolidated financial statements and to Liquidity and Capital Resources section above for a summary of our credit agreement.

Contractual Obligations

The following table sets forth our expected contractual obligations and their maturity dates as of December 31, 2012:

(in thousands of U.S. dollars)	Within One Year(4)	One to Three Years	Three to Five Years	More than Five Years	Total
Bank Loans	$ —	$ —	$ 1,129,479	$ —	$ 1,129,479
PIK Loans	—	—	98,320	—	98,320
Interest and borrowing fees (1)	44,987	82,535	—	—	127,522
Chartering agreement (2,3)		7,830	9,855	16,808	34,493
Office lease (4)	1,291	2,223	2,223	462	6,199
Total	$ 46,278	$ 92,588	$ 1,239,877	$ 17,270	$ 1,396,013

(1) The Company is a party to floating-to-fixed interest rate swaps covering aggregate notional amount of $166,300,000.

(2) Does not include obligations of charter-in vessels less than one year.

(3) On July 28, 2011, the Company entered into an agreement to charter-in a 37,000 dwt newbuilding Japanese vessel that is expected to be delivered between May and October 2014 for seven years with an option for additional one year. The hire rate for the 1st to 7th year is $13,500 per day and for the 8th year option $13,750 per day.

(4) Remainder of the lease on the office space which we occupy.

Capital Expenditures

Our capital expenditures relate to the purchase of vessels and capital improvements to our vessels which are expected to enhance the revenue earning capabilities and safety of these vessels.

In addition to acquisitions that we may undertake in future periods, the Company's other major capital expenditures include funding the Company's program of regularly scheduled drydocking necessary to comply with international shipping standards and environmental laws and regulations. Although the Company has some flexibility regarding the timing of its dry docking, the costs are relatively predictable. Management anticipates that vessels are to be drydocked every two and a half years. Funding of these requirements is anticipated to be met with cash from operations. We anticipate that this process of recertification will require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our available days and operating days during that period.

Drydocking costs incurred are deferred and amortized to expense on a straight-line basis over the period through the date of the next scheduled drydocking for those vessels. In 2012 three of our vessels were drydocked and we incurred $1,094,325 in drydocking related costs. In 2011, four of our vessels were drydocked and we incurred $2,809,406 in drydocking related costs. In 2010, five of our vessels were drydocked and we incurred $2,827,534 in drydocking related costs.. The following table represents certain information about the estimated costs for anticipated vessel drydockings in the next four quarters, along with the anticipated off-hire days:

Quarter Ending	Off-hire Days(1)	Projected Costs(2)
March 31, 2013	22	$0.60 million
June 30, 2013	44	$1.20 million
September 30, 2013	22	$0.60 million
December 31, 2013	44	$1.20 million

(1) *Actual duration of drydocking will vary based on the condition of the vessel, yard schedules and other factors.*

(2) *Actual costs will vary based on various factors, including where the drydockings are actually performed.*

Contracted Time Charter Revenue

We have time charter contracts currently for all our vessels in the operating fleet. The contracted time charter revenue schedule, included in Management's Discussion and Analysis of Financial Condition and results of operation should be read in conjunction with the off-hire days in the drydock schedule above.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Other Contingencies

We refer you to Note 8 "Legal Proceedings" to our consolidated financial statements included in this Annual Report for a discussion of our contingencies related to claim litigation. If an unfavorable ruling were to occur in these matters, there exists the possibility of a material adverse impact on our business, liquidity, results of operations, financial position and cash flows in the period in which the ruling occurs. The potential impact from legal proceedings on our business, liquidity, results of operations, financial position and cash flows, could change in the future.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rate Risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations and financial condition. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows of its borrowings. The Company expects to manage this exposure to market risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company expects to use interest rate swaps to manage net exposure to interest rate changes related to its borrowings and to lower its overall borrowing costs.

At December 31, 2012, the Company's debt consisted of $1,129,478,741 in term loans and $15,387,468 paid-in-kind loans at a margin plus variable rates above the LIBOR. During the year ended December 31, 2012, interest rates on the outstanding debt ranged from 2.71% to 8.73% (including margins). The weighted average effective interest rate was 3.89%.

The Company entered into interest rate swaps to effectively convert a substantial portion of its debt from a floating to a fixed-rate basis. The swaps are designated and qualify as cash flow hedges. As of December 31, 2012, the Company had the following swap contracts outstanding:

	Notional Amount Outstanding – December 31, 2012	Fixed Rate	Maturity
	81,500,000	3.895%	01/2013
	84,800,000	3.900%	09/2013
$	166,300,000		

The Company records the fair value of the interest rate swaps as an asset or liability on the balance sheet. The effective portion of the swap is recorded in accumulated other comprehensive income. Accordingly, $2,243,833 and $9,486,116 has been recorded in Fair value of derivative instruments (liabilities) in the Company's balance sheets as of December 31, 2012 and 2011, respectively.

Foreign Currency and Exchange Rate Risk

The shipping industry's functional currency is the U.S. dollar. The Company generates all of its revenues in U.S. dollars. The majority of the Company's operating expenses and the entirety of its management expenses are in U.S. dollars. The Company does not intend to use financial derivatives to mitigate the risk of exchange rate fluctuations for its revenues and expenses.

Item 8. ***Financial Statements and Supplementary Data***

The information required by this item is contained in the financial statements set forth in Item 15(a) under the caption "Consolidated Financial Statements" as part of this Annual Report on Form 10-K.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act, as amended. The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2012 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the Company's assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page F-2.

Changes in Internal Control Over Financial Reporting

In addition, we evaluated our internal control over financial reporting, (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934), and there have been no changes in our internal control over financial reporting that occurred during the fourth quarter of 2012 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all controls, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 9B. ***Other Information***

None

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Directors

The information concerning our directors required under this Item is incorporated herein by reference from our proxy statement, which will be filed with the Securities and Exchange Commission, relating to our Annual Meeting of Stockholders (our "2013 Proxy Statement").

Executive Officers

The information concerning our Executive Officers required under this Item is incorporated herein by reference from our 2013 Proxy Statement.

Code of Ethics

The information concerning our Code of Conduct is incorporated herein by reference from our 2013 Proxy Statement.

Audit Committee

The information concerning our Audit Committee is incorporated herein by reference from our 2013 Proxy Statement.

Audit Committee **Financial Experts**

The information concerning our Audit Committee Financial Experts is incorporated herein by reference from our 2013 Proxy Statement.

Item 11. ***Executive Compensation***

The information required under this Item is incorporated herein by reference from our 2013 Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required under this Item is incorporated herein by reference from our 2013 Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions***

The information required under this Item is incorporated herein by reference from our 2013 Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

Information about the fees for 2012 for professional services rendered by our independent registered public accounting firm is incorporated herein by reference from our 2013 Proxy Statement. Our Audit Committee's policy on pre-approval of audit and permissible non-audit services of our independent registered public accounting firm is incorporated by reference from our 2013 Proxy Statement.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) Documents filed as part of this Annual Report on Form 10-K

1. Consolidated Financial Statements: See accompanying Index to Consolidated Financial Statements.

2. Consolidated Financial Statement Schedule: Financial statement schedules are omitted due to the absence of conditions under which they are required

(b) Exhibits

3.1	Amended and Restated Articles of Incorporation of the Eagle Bulk Shipping Inc., incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1/A of Eagle Bulk Shipping Inc. (Registration No. 333-123817), filed with the SEC on June 20, 2005.
3.2	Articles of Amendment to the Company's Amended and Restated Articles of Incorporation of Eagle Bulk Shipping Inc., incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Eagle Bulk Shipping Inc., filed with the SEC on May 23, 2012.
3.3	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Eagle Bulk Shipping Inc., incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 8-A of Eagle Bulk Shipping Inc., filed with the SEC on November 13, 2007.
3.4	Amended and Restated Bylaws of Eagle Bulk Shipping Inc., incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1/A of Eagle Bulk Shipping Inc. (Registration No. 333-123817) filed with the SEC on June 20, 2005.
4.1	Form of Common Stock Share Certificate of Eagle Bulk Shipping Inc., incorporated by reference to Exhibit 4 to the Registration Statement on Form S-1/A of Eagle Bulk Shipping Inc. (Registration No. 333-123817) filed with the SEC on June 20, 2005.
4.2	Form of Senior Indenture, incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-3 of Eagle Bulk Shipping Inc. (Registration No. 333-139745), filed with the SEC on December 29, 2006.
4.3	Form of Subordinated Indenture, , incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-3 of Eagle Bulk Shipping Inc. (Registration No. 333-139745), filed with the SEC on December 29, 2006
4.4	Rights Agreement, dated as of November 12, 2007, between Eagle Bulk Shipping Inc. and Computershare Trust Company, N.A., incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 8-A of Eagle Bulk Shipping Inc., filed with the SEC on November 13, 2007.
4.5	Amended and Restated Rights Agreement, dated as of June 20, 2012, between Eagle Bulk Shipping Inc. and Computershare Trust Company, N.A., incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Eagle Bulk Shipping Inc. filed with the SEC on June 20, 2012.
10.1	Form of Registration Rights Agreement, incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1/A of Eagle Bulk Shipping Inc. (Registration No. 333-123817) filed with the SEC on June 20, 2005.
10.2	Form of Management Agreement with V Ships Management Ltd.., incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1/A of Eagle Bulk Shipping Inc. (Registration No. 333-123817) filed with the SEC on June 20, 2005
10.3	Form of Restricted Stock Unit Award Agreement, incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Eagle Bulk Shipping Inc. for the period ending September 30, 2007, filed on November 9, 2007
10.4	Eagle Bulk Shipping Inc. 2005 Stock Incentive Plan, incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1/A of Eagle Bulk Shipping Inc. (Registration No. 333-123817) filed with the SEC on June 20, 2005.
10.5	Amended and Restated Employment Agreement for Mr. Sophocles N. Zoullas, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Eagle Bulk Shipping Inc., filed with the SEC on June 20, 2008.

10.6 Eagle Bulk Shipping Inc. 2009 Stock Incentive Plan, incorporated by reference to Appendix A to the definitive proxy statement on Schedule 14A of Eagle Bulk Shipping Inc., filed with the SEC on April 10, 2009

10.7 Delphin Management Agreement, incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K of Eagle Bulk Shipping Inc. for the fiscal year ended December 31, 2009, filed with the SEC on March 5, 2010.

10.8 Sixth Amendatory Agreement and Commercial Framework Implementation Agreement, dated as of September 26, 2011, as supplemented, among Eagle Bulk Shipping Inc., as Borrower, the certain subsidiaries of the Borrower, as Guarantors, the banks and financial institutions party thereto, as Lenders, and the Royal Bank of Scotland plc, as Arranger, Bookrunner, Swap Bank, Agent and Security Trustee, incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K/A of Eagle Bulk Shipping Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

10.9 Eagle Bulk Shipping Inc. 2011 Stock Incentive Plan., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Eagle Bulk Shipping Inc., filed with the SEC on November 17, 2011.

Fourth Amended and Restated Credit Agreement, dated as of June 20, 2012, for Eagle Bulk Shipping Inc., arranged by The Royal Bank of Scotland plc with The Royal Bank of Scotland plc acting as Agent and Security Trustee, incorporated by reference to Exhibit 10.12 to the quarterly report on Form 10-Q of Eagle Bulk Shipping Inc. for the period ended June 30, 2012, filed with the SEC on August 9, 2012.

Warrant Agreement, dated June 20, 2012, by and between Eagle Bulk Shipping Inc., as the Issuer, and the Lender Holders, as Holders, incorporated by reference to Exhibit 10.13 to the quarterly report on Form 10-Q of Eagle Bulk Shipping Inc. for the period ended June 30, 2012, filed with the SEC on August 9, 2012.

Warrant Shares Registration Rights Agreement, dated June 20, by and among Eagle Bulk Shipping Inc. and the Lender Holders, incorporated by reference to Exhibit 10.14 to the quarterly report on Form 10-Q of Eagle Bulk Shipping Inc. for the period ended June 30, 2012, filed with the SEC on August 9, 2012.

14.1 Eagle Bulk Shipping Inc. Code of Ethics

21.1 Subsidiaries of the Registrant

23.1 Consent of Ernst & Young LLP

23.2 Consent of Seward & Kissel LLP

23.3 Consent of PricewaterhouseCoopers LLP

31.1 Rule 13a-14(d) / 15d-14(a)_Certification of Principal Executive Officer

31.2 Rule 13a-14(d) / 15d-14(a)_Certification of Principal Financial Officer

32.1 Section 1350 Certification of Principal Executive Officer

32.2 Section 1350 Certification of Principal Financial Officer

101. The following materials from Eagle Bulk Shipping Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statement of Comprehensive (loss) Income for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2012, 2011 and 2010; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (vi) the Notes to Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EAGLE BULK SHIPPING INC.

By: /s/ Sophocles Zoullas
Name: Sophocles Zoullas
Title: Chief Executive Officer

April 1, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on April 1, 2013.

Signature	Title
/s/ Sophocles Zoullas Sophocles Zoullas	Chief Executive Officer and Director (Principal Executive Officer)
/s/ David B. Hiley David B. Hiley	Director
/s/ Douglas P. Haensel Douglas P. Haensel	Director
/s/ Joseph Cianciolo Joseph Cianciolo	Director
/s/ Thomas Winmill Thomas Winmill	Director
/s/ Alexis P. Zoullas Alexis P. Zoullas	Director
/s/ Jon Tomasson Jon Tomasson	Director
/s/ Adir Katzav Adir Katzav	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Eagle Bulk Shipping Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and of cash flows for each of the two years in the period ended December 31, 2012 present fairly, in all material respects, the financial position of Eagle Bulk Shipping Inc. and its subsidiaries at December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers LLP

New York, New York
April 1, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Eagle Bulk Shipping Inc.

We have audited the accompanying consolidated statements of operations, comprehensive (loss) income, changes in stockholders' equity, and cash flows for the year ended December 31, 2010 of Eagle Bulk Shipping Inc. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Eagle Bulk Shipping Inc. for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York
March 4, 2011

EAGLE BULK SHIPPING INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
ASSETS:		
Current assets:		
Cash and cash equivalents	$18,119,968	$ 25,075,203
Accounts receivable, net	9,303,958	13,960,777
Prepaid expenses	3,544,810	3,969,905
Inventories	12,083,125	11,083,331
Investment	197,509	988,196
Fair value above contract value of time charters acquired	549,965	567,315
Fair value of derivative instruments	—	246,110
Total current assets	43,799,335	55,890,837
Noncurrent assets:		
Vessels and vessel improvements, at cost, net of accumulated depreciation of $314,700,681 and $239,568,767, respectively	1,714,307,653	1,789,381,046
Other fixed assets, net of accumulated amortization of $515,896 and $324,691, respectively	447,716	605,519
Restricted cash	276,056	670,418
Deferred drydock costs	2,132,379	3,303,363
Deferred financing costs	25,095,469	11,766,779
Fair value above contract value of time charters acquired	2,491,530	3,041,496
Other assets	594,012	2,597,270
Total noncurrent assets	1,745,344,815	1,811,365,891
Total assets	**$1,789,144,150**	**$1,867,256,728**
LIABILITIES & STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$10,235,007	$10,642,831
Accrued interest	2,430,751	2,815,665
Other accrued liabilities	14,330,141	11,822,582
Current portion of long-term debt	—	32,094,006
Deferred revenue and fair value below contract value of time charters acquired	3,237,694	5,966,698
Unearned charter hire revenue	3,755,166	5,779,928
Total current liabilities	33,988,759	69,121,710
Noncurrent liabilities:		
Long-term debt	1,129,478,741	1,097,384,735
Payment-in-kind loans	15,387,468	—
Deferred revenue and fair value below contract value of time charters acquired	13,850,772	17,088,464
Fair value of derivative instruments	2,243,833	9,486,116
Total noncurrent liabilities	1,160,960,814	1,123,959,315
Total liabilities	1,194,949,573	1,193,081,025
Commitment and contingencies		
Stockholders' equity:		
Preferred stock, $.01 par value, 25,000,000 shares authorized, none issued	—	—
Common stock, $.01 par value, 100,000,000 shares authorized, 16,638,092 and 15,750,796* shares issued and outstanding, respectively	166,378	157,508
Additional paid-in capital	762,313,030	745,945,694
Retained earnings (net of dividends declared of $262,118,388 as of December 31, 2012 and December 31, 2011, respectively)	(165,275,389)	(62,474,486)
Accumulated other comprehensive loss	(3,009,442)	(9,453,013)
Total stockholders' equity	594,194,577	674,175,703
Total liabilities and stockholders' equity	**$1,789,144,150**	**$1,867,256,728**

* Adjusted to give effect to the 1 for 4 reverse stock split that became effective on May 22, 2012, see Note 11.

The accompanying notes are an integral part of these Consolidated Financial Statements.

EAGLE BULK SHIPPING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2012	2011	2010
Revenues, net of commissions	$190,811,259	$313,432,431	$265,036,066
Voyage expenses	26,110,591	44,345,774	3,726,847
Vessel expenses	90,551,655	85,049,671	72,983,630
Charter hire expenses	1,713,417	41,215,875	9,982,677
Depreciation and amortization	77,588,428	73,084,105	62,945,478
General and administrative expenses	32,065,421	37,559,639	40,029,261
Loss (gain) from sale of vessel	—	509,076	(291,011)
Total operating expenses	228,029,512	281,764,140	189,376,882
Operating (loss) income	(37,218,253)	31,668,291	75,659,184
Interest expense	66,643,296	46,769,965	48,885,674
Interest income	(32,271)	(130,007)	(369,558)
Other expense (Income)	(1,028,375)	(151,918)	298,418
Total other expense, net	65,582,650	46,488,040	48,814,534
Net (loss) income	$(102,800,903)	$(14,819,749)	$26,844,650
Weighted average shares outstanding*:			
Basic	16,328,132	15,655,443	15,551,108
Diluted	16,328,132	15,655,443	15,604,311
Per share amounts:			
Basic net income (loss)	$(6.30)	$(0.95)	$1.73
Diluted net income (loss)	$(6.30)	$(0.95)	$1.72

* Adjusted to give effect to the 1 for 4 reverse stock split that became effective on May 22, 2012, see Note 11.

The accompanying notes are an integral part of these Consolidated Financial Statements.

EAGLE BULK SHIPPING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	December 31, 2012	December 31, 2011	December 31, 2010
Net (loss) income	$ (102,800,903)	$ (14,819,749)	$ 26,844,650
Other comprehensive income:			
Change in unrealized loss on investment	(798,712)	33,103	—
Net unrealized gain on derivatives	7,242,283	12,649,391	8,507,426
Total other comprehensive income	6,443,571	12,682,494	8,507,426
Comprehensive (loss)/income	$ (96,357,332)	$ (2,137,255)	$ 35,352,076

The accompanying notes are an integral part of these Consolidated Financial Statements.

EAGLE BULK SHIPPING INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Shares*	Common Shares*	Additional Paid-In Capital*	Retained Earnings Net Income (loss)	Retained Earnings Accumulated Deficit	Other Comprehensive (Loss)Income	Total Stockholders' Equity
Balance at January 1, 2010	15,531,642	$ 155,316	$ 724,716,076		$ (74,499,387)	$ (30,642,933)	$ 619,729,072
Net income	—	—	—	26,844,650	26,844,650	—	26,844,650
Net unrealized gain on derivatives	—	—	—	—	—	8,507,426	8,507,426
Vesting of restricted shares, net of shares withheld for employee tax	108,442	1,085	(737,528)	—	—	—	(736,443)
Non-cash compensation	—	—	14,741,813	—	—	—	14,741,813
Balance at December 31, 2010	15,640,084	$ 156,401	$ 738,720,361		$ (47,654,737)	$ (22,135,507)	$ 669,086,518
Net loss	—	—	—	(14,819,749)	(14,819,749)	—	(14,819,749)
Change in unrealized gain on investments	—	—	—	—	—	33,103	33,103
Net unrealized gain on derivatives	—	—	—	—	—	12,649,391	12,649,391
Vesting of restricted shares, net of shares withheld for employee tax	110,712	1,107	(1,681,756)	—	—	—	(1,680,649)
Non-cash compensation	—	—	8,907,089	—	—	—	8,907,089
Balance at December 31, 2011	15,750,796	$ 157,508	$ 745,945,694		$ (62,474,486)	$ (9,453,013)	$ 674,175,703
Net loss	—	—	—	(102,800,903)	(102,800,903)	—	(102,800,903)
Change in unrealized gain on investments	—	—	—	—	—	(798,712)	(798,712)
Net unrealized gain on derivatives	—	—	—	—	—	7,242,283	7,242,283
Vesting of restricted shares, net of shares withheld for employee tax	168,380	1,684	(240,999)	—	—	—	(239,315)
Issuance of warrants	—	—	7,241,743	—	—	—	7,241,743
Exercise of warrants	718,916	7,186	(7,186)	—	—	—	—
Non-cash compensation	—	—	9,373,778	—	—	—	9,373,778
Balance at December 31, 2012	16,638,092	$ 166,378	$ 762,313,030		$ (165,275,389)	$ (3,009,442)	$ 594,194,577

* Adjusted to give effect to the 1 for 4 reverse stock split that became effective on May 22, 2012, see Note 11.

The accompanying notes are an integral part of these Consolidated Financial Statements.

EAGLE BULK SHIPPING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net income (loss)	$ (102,800,903)	$ (14,819,749)	$ 26,844,650
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Items included in net income not affecting cash flows:			
Depreciation and amortization	75,323,119	69,887,121	59,503,895
Amortization of deferred drydocking costs	2,265,309	3,196,984	3,441,583
Amortization of deferred financing costs	6,542,727	4,172,604	3,202,455
Amortization of fair value (below) above contract value of time charter acquired	(4,770,214)	(5,088,268)	(4,754,407)
Loss (gain) on sale of vessel	—	509,076	(291,011)
Payment-in-kind interest on loans	15,387,468	—	—
Unrealized (gain) loss on derivatives, net	246,110	(373,868)	127,758
Allowance for accounts receivable	5,351,609	1,811,320	—
Non-cash compensation expense	9,373,778	8,907,089	14,741,813
Drydocking expenditures	(1,094,325)	(2,809,406)	(2,827,534)
Changes in operating assets and liabilities:			
Accounts receivable	(694,790)	(1,405,602)	(6,923,045)
Other assets	2,003,258	(2,527,269)	(70,001)
Prepaid expenses	425,095	(510,184)	1,529,725
Inventories	(999,794)	(7,893,279)	(3,190,052)
Accounts payable	(407,824)	4,553,558	3,799,940)
Accrued interest	(384,914)	(4,526,690)	(4,211,361)
Accrued expenses	1,666,181	5,972,108	2,022,756
Deferred revenue	(629,167)	(448,024)	159,467
Unearned charter hire revenue	(2,024,762)	(311,404)	1,233,199
Net cash provided by operating activities	4,777,961	58,296,117	94,339,830
Cash flows from investing activities:			
Vessels and vessel improvements and Advances for vessel construction	(58,521)	(179,105,635)	(301,795,862)
Purchase of other fixed assets	(33,402)	(356,631)	(255,713)
Proceeds from sale of vessel	—	22,511,226	21,055,784
Investment	(8,025)	(955,093)	—
Changes in restricted cash	394,362	119,923	—
Net cash provided by (used in) investing activities	294,414	(157,786,210)	(280,995,791)
Cash flows from financing activities:			
Bank borrowings	—	—	251,183,596
Repayment of debt	—	(21,875,735)	—
Changes in restricted cash	—	19,000,000	(6,014,285)
Deferred financing costs	(11,788,295)	—	—
Cash used to settle net share equity awards	(239,315)	(1,680,649)	(736,443)
Net cash provided by (used in) financing activities	(12,027,610)	(4,556,384)	244,432,868
Net increase/(decrease) in Cash	(6,955,235)	(104,046,477)	57,776,907
Cash at beginning of period	25,075,203	129,121,680	71,344,773
Cash at end of period	$ 18,119,968	$ 25,075,203	$ 129,121,680
Supplemental cash flow information:			
Cash paid during the period for Interest (including capitalized interest and commitment fees of $209,883, $3,200,486 and $13,725,858 in 2012, 2011 and 2010, respectively)	$ 45,098,012	$ 48,498,289	$ 57,480,100

The accompanying notes are an integral part of these Consolidated Financial Statements.

EAGLE BULK SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. General Information:

The accompanying consolidated financial statements include the accounts of Eagle Bulk Shipping Inc. and its wholly-owned subsidiaries (collectively, the "Company", "we" or "our"). The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership, charter and operation of dry bulk vessels. The Company's fleet is comprised of Supramax and Handymax bulk carriers and the Company operates its business in one business segment.

The Company is a holding company incorporated in 2005, under the laws of the Republic of the Marshall Islands and is the sole owner of all of the outstanding shares of its wholly-owned subsidiaries incorporated in the Republic of the Marshall Islands. The primary activity of each of the subsidiaries is the ownership of a vessel. The operations of the vessels are managed by a wholly-owned subsidiary of the Company, Eagle Shipping International (USA) LLC, a Republic of the Marshall Islands limited liability company.

As of December 31, 2012, the Company owned and operated a modern fleet of 45 oceangoing vessels comprised of 43 Supramax and 2 Handymax vessels with a combined carrying capacity of 2,451,259 dwt and an average age of approximately six years. In 2011, the Company completed its Supramax vessel newbuilding program

The following table represents certain information about the Company's charterers which individually accounted for more than 10% of the Company's gross charter revenue during the periods indicated:

% of Consolidated Charter Revenue

Charterer	2012	2011	2010
Charterer A	—	—	23.2%
Charterer B	—	—	11.0%
Charterer C	26.5%	10.0%	—

Liquidity

As further described in Note 6, the Fourth Amended and restated Credit Facility has financial covenants that begin in 2013 and get increasingly tighter with each progressive quarter. The covenants are primarily driven off of a trailing twelve month calculation of EBITDA. In order to remain in compliance with our covenants, charter hire rates, the primary driver of our EBITDA, must increase over time. Charter hire rates have been driven down during the recession and have been volatile. Despite relatively low charter hire rates in the last part of 2012 and first weeks of 2013, the Company estimates that it will meet all of its covenants in 2013, based on the current dry bulk rates that have been in effect for the last month of the first quarter of 2013 and cost cutting measures that the Company has put in place. Such cost cutting measures include but are not limited to reductions in labor costs, upgrades and new equipment expenses. However, if the current charter hire rate does not improve for the remainder of 2013 and in the first quarter of 2014, the Company will not be in compliance with the maximum leverage ratio and the minimum interest coverage ratio covenants under our credit agreement at or after March 31, 2014; and, if charter rates deteriorate significantly from current levels or if we are unable to achieve our cost cutting measures, the Company may not be in compliance with the maximum leverage ratio or the minimum interest coverage ratio covenants in 2013.

If the Company does not comply with these covenants, which would constitute a default under our credit agreement, the Company would seek to obtain a waiver or modification to the credit agreement from our creditors, however there is no guarantee that we would receive such a waiver or that such a waiver would be on terms or conditions that would be acceptable to the Company. If we were to be unable to cure an event of default our debt could be called by the banks and all amounts then outstanding would be reclassified as a current liability and alternative sources of financing would need to be sought on terms that may not be favorable to the Company or the Company may need to seek additional capital through equity or debt offerings or through the sale of assets. Should such events happen, there can be no assurances that the Company would be able to procure alternate financing or sufficient sources of additional capital. The Company's credit agreement is described further in Note 6.

Note 2. Significant Accounting Policies:

(a) ***Principles of Consolidation:*** The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Eagle Bulk Shipping Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions were eliminated upon consolidation.

(b) ***Use of Estimates:*** The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) ***Other Comprehensive Income:*** The Company records the fair value of interest rate swaps and foreign currency swaps as an asset or liability on the balance sheet. The effective portion of the swap is recorded in accumulated other comprehensive income. Comprehensive Income is composed of net income and gains or losses relating to the swaps.

(d) ***Cash, Cash Equivalents and Restricted Cash:*** The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted Cash includes minimum cash deposits required to be maintained with a bank for loan compliance purposes, an amount of $276,056 which is collateralizing a letter of credit as of December 31, 2012.

(e) ***Accounts Receivable:*** Accounts receivable includes receivables from charterers for hire and voyage charterers. At each balance sheet date, all potentially uncollectible accounts are assessed for purposes of determining the appropriate provision for doubtful accounts.

(f) ***Insurance Claims:*** Insurance claims are recorded on an accrual basis and represent the claimable expenses, net of deductibles, incurred through each balance sheet date, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

(g) ***Inventories:*** Inventories, which consist of bunkers, are stated at the lower of cost or market. Cost is determined on a first-in, first-out method.

(h) ***Investments:*** The Company holds an investment in the capital stock of KLC. This investment is designated as Available For Sale ("AFS") and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of accumulated other comprehensive income. The Company classifies the investment as a current or noncurrent asset based on the Company's intent to hold the investment at each reporting date. Investment gains and losses arise when investments are sold (as determined on a specific identification basis) or are other-than-temporarily impaired. If a decline in the value of an investment below cost is deemed other than temporary, the cost of the investment is written down to fair value, with a corresponding charge to earnings. Factors considered in judging whether an impairment is other than temporary include: the financial condition, business prospects and creditworthiness of the issuer, the relative amount of the decline, our ability and intent to hold the investment until the fair value recovers and the length of time that fair value has been less than cost.

(i) ***Vessels and vessel improvements, at cost:*** Vessels are stated at cost which consists of the contract price and other direct costs relating to acquiring and placing the vessels in service. Major vessel improvements are capitalized and depreciated over the remaining useful lives of the vessels.

(j) ***Vessel Depreciation:*** Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 28 years from the date of initial delivery from the shipyard to the original owner. Management estimates the scrap rate to be $150 per lightweight ton. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

(k) ***Intangibles:*** Where the Company identifies any intangible assets or liabilities associated with the acquisition of a vessel, the Company records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the amount of expected future cash flows. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. When the time charters assumed are above market charter rates, the difference between the market charter rate and assumed charter rate is recorded as Fair value above contract value of time charters acquired. When the time charters assumed are below market charter rates, the difference between the market charter rate and assumed charter rate is recorded as Fair value below contract value of time charters acquired. Such assets and liabilities are amortized to revenue over the remaining period of the time charters.

(l) ***Impairment of Long-Lived Assets:*** The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company will evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties or discounted cash flow analyses. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

(m) ***Accounting for Dry-Docking Costs:*** The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is required to become due, generally 30 months. Costs capitalized as part of the drydocking include direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel's earnings capacity or improve the vessel's efficiency. Direct costs include the shipyard costs, parts, inspection fees, steel, blasting and painting. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessels' sale.

(n) ***Deferred Financing Costs:*** Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt. Unamortized deferred financing costs are written off when the related debt is repaid or refinanced and such amounts are expensed in the period the repayment or refinancing is made.

(o) ***Other fixed assets:*** Other fixed assets are stated at cost less accumulated depreciation. Depreciation is based on a straight line basis over the estimated useful life of the asset. Other fixed assets consist principally of leasehold improvements, computers and software and are depreciated over 3-10 years.

(p) ***Accounting for Revenues and Expenses:*** Revenues are generated from time charters and voyage charters. Time charter revenues are recognized on a straight-line basis over the term of the respective time charter agreements as service is provided. Voyage revenues for cargo transportation are recognized ratably over the estimated relative transit time of each voyage. Voyage revenue is deemed to commence upon the completion of discharge of the previous charterer's cargo and is deemed to end upon the completion of discharge of the current cargo, provided an agreed non-cancelable charter between the Company and the charterer is in existence, the charter rate is fixed and determinable and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading.

Revenues generated from time charters linked to the Baltic Supramax index and/or revenues generated from profit sharing arrangements are recognized over the term of the respective time charter agreements as service is provided and the profit sharing is fixed and determinable.

Under voyage charters, voyage expenses such as bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions are paid by the Company whereas, under time charters, such voyage costs are paid by the Company's customers. All voyage and vessel operating expenses are expensed as incurred on an accrual basis, except for commissions. Commissions are deferred over the related time or voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned. Probable loss on voyage is provided for in full at the time such loss can be estimated.

(q) ***Deferred Revenue:*** Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis.

(r) ***Unearned Charter Hire Revenue:*** Unearned charter hire revenue represents cash received from charterers prior to the time such amounts are earned. These amounts are recognized as revenue as services are provided in future periods.

(s) ***Repairs and Maintenance:*** All repair and maintenance expenses are expensed as incurred and are recorded in Vessel Expenses.

(t) ***Protection and Indemnity Insurance:*** The Vessel's Protection and Indemnity Insurance is subject to additional premiums referred to as "back calls" or "supplemental calls" which are accounted for on an accrual basis and is recorded in Vessel Expenses.

(u) ***Derivatives:*** Derivative financial instruments used for hedging purposes must be designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract must be highly correlated with changes in fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Comprehensive Income (Loss) and subsequently recognized in earnings when the hedged items impact earnings. Cash flows of such derivative financial instruments are classified consistent with the underlying hedged item. Starting in November, 2010, the Company entered into certain derivative instruments, including dry bulk shipping Forward Freight Agreements ('FFAs') as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

(v) ***Earnings Per Share:*** Earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the impact of stock options and restricted stock unless their impact is antidilutive.

(w) ***Segment Reporting:*** The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(x) ***Interest Rate Risk Management:*** The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows of its borrowings. The Company may use interest rate swaps to manage net exposure to interest rate changes related to its borrowings.

(y) ***Federal Income Taxes:*** The Company is a Republic of the Marshall Islands Corporation. Pursuant to various tax treaties and the current United States Internal Revenue Code, the Company does not believe its operations prospectively will be subject to federal income taxes in the United States of America.

Impact of Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board ("FASB") issued amended guidance on fair value measurement and related disclosures. The new guidance clarified the concepts applicable for fair value measurement of non-financial assets and requires the disclosure of quantitative information about the unobservable inputs used in a fair value measurement. This guidance is effective for reporting periods beginning after December 15, 2011, and will be applied prospectively. The adoption of this amendment in 2012 did not have a material effect on the presentation of the Company's consolidated financial statements.

In June 2011 and December 2011, FASB issued two Accounting Standard Updates ("ASUs"), which amend guidance for the presentation of comprehensive income. The amended guidance requires an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The current option to report other comprehensive income and its components in the statement of stockholders' equity has been eliminated. Although the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under existing guidance. The Company adopted these ASUs using two consecutive statements beginning January 1, 2012, for all periods presented.

In December 2011, FASB issued an Accounting Standards Update for balance sheet, which contains new disclosure requirements regarding the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. Under U.S. GAAP, certain derivative and repurchase agreement arrangements are granted exceptions from the general off-setting model. The new disclosure requirement will provide financial statement users information regarding both gross and net exposures. This guidance is effective for annual and interim financial statements beginning on or after January 1, 2013. Retrospective application is required. The Company does not expect a material impact on the Company's consolidated financial statements as a result of the adoption of this standard.

In July 2012, the FASB released an Accounting Standards Update for Intangibles-Goodwill and Other, Testing Indefinite-Lived Intangible Assets for Impairment. The ASU gives companies the option to perform a qualitative assessment before calculating the fair value of the indefinite-lived intangible asset. Under the guidance, if this option is selected, a company is not required to calculate the fair value of the indefinite-lived intangible unless the entity determines it is more likely than not that its fair value is less than its carrying amount. The provisions are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, but early adoption is permitted. The Company's adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In February 2013, the FASB issued new accounting guidance that improves the reporting of reclassifications out of accumulated other comprehensive income. This new guidance requires entities to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income when applicable or to cross-reference the reclassifications with other disclosures that provide additional detail about the reclassifications made when the reclassifications are not made to net income. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2012. The Company does not expect this guidance to have a material impact on the Company's consolidated financial statements.

Note 3. Vessels

At December 31, 2012, the Company's operating fleet consisted of 45 dry bulk vessels. In 2011 the Company completed its newbuilding program and took delivery of the last eight Chinese-built vessels and sold the Heron, a 2001-built Supramax, for $22,511,226, after brokerage commissions payable to a third party and realized a net loss of $509,076.

Vessel and vessel improvements consist of the following:

Balance vessels and vessel improvements, at December 31, 2010	$1,509,798,249
Vessel improvements	2,991,995
Delivery of newbuild vessels	368,800,779
Disposal of vessel	(22,494,172)
Depreciation expense	(69,715,805)
Balance vessels and vessel improvements, at December 31, 2011	1,789,381,046
Vessel improvements	58,521
Depreciation expense	(75,131,914)
Balance vessels and vessel improvements, at December 31, 2012	$1,714,307,653

In 2007, the Company acquired the rights to the construction of the newbuilding vessels in China from Kyrini Shipping Inc., an unrelated privately held Greek shipping company. The acquisition comprised of purchase contracts for the construction of Supramax vessels and time charter employment contracts. The charter rates on the employment contracts acquired were either below or above market rates for equivalent time charters prevailing at the time the foregoing vessel contracts were acquired. The present values of the above and below market charters at the date of acquisition were estimated by the Company at $4,531,115 and $32,867,920, respectively, and were recorded as assets and liabilities in the consolidated balance sheets. These amounts are amortized to revenue over the remaining life of the time charters assumed on these vessels. For the years ended December 31, 2012, 2011and 2010, net revenues included $4,770,214, $5,088,268 and $4,754,407, respectively, as amortization of the below and above market rate charters.

Note 4. Deferred drydock costs

Drydocking activity for the three years ended December 31, 2012 is summarized as follows:

	2012	2011	2010
Balance at January 1	$ 3,303,363	$ 4,217,071	$ 5,266,289
Payments for drydocking	1,094,325	2,809,406	2,827,534
Drydock amortization	(2,265,309)	(3,196,984)	(3,441,583)
Amount expensed upon sale of vessel	—	(526,130)	(435,169)
Balance at December 31	$ 2,132,379	$ 3,303,363	$ 4,217,071

Note 5. Other Accrued Liabilities

Other accrued liabilities consist of:

	December 31, 2012	December 31, 2011
Vessel	$9,419,279	$8,045,357
Other Expenses	4,910,862	3,777,225
Balance	$14,330,141	$11,822,582

Note 6. Debt

Debt consists of the following:

	December 31, 2012	December 31, 2011
Credit Facility	$ —	$ 1,129,478,741
Term loans	1,129,478,741	—
Payment-in-kind loans	15,387,468	—
Less: Current portion	—	(32,094,006)
Long-term debt	$ 1,144,866,209	$ 1,097,384,735

The Fourth Amended and Restated Credit Agreement

On June 20, 2012, the Company entered into a Fourth Amended and Restated Credit Agreement to its credit facility agreement, dated as of October 19, 2007, as amended up to the date thereof (the "Fourth Amended and Restated Credit Agreement"), which, among other things, (i) permanently waives any purported defaults or events of defaults that were the subject of a temporary waiver under the Sixth Amendatory and Commercial Framework Implementation Agreement (the "Sixth Amendment") to the Third Amended and Restated Credit Agreement dated October 19, 2007, including any alleged events of default arising from any purported breach of the minimum adjusted net worth covenant that occurred as a result of any failure to maintain the required adjusted net worth; (ii) converts the $1,129,478,741 outstanding under the revolving credit facility into a term loan; (iii) sets the maturity date as December 31, 2015, and, subject to the Company's satisfaction of certain conditions, including a collateral coverage ratio at December 31, 2015 of less than 80%, provides an option to the Company to further extend the maturity date by an additional 18 months to June 30, 2017 (the "Termination Date"); (iv) requires no mandatory repayments of principal until the Termination Date, other than a quarterly sweep of cash on hand in excess of $20,000,000 and upon the sale of vessels, additional financings or future equity raises by the Company. All amounts outstanding under the term loan will bear interest at LIBOR plus a margin that will include a payment-in-kind ("PIK") component. The initial cash margin of 3.50% and PIK margin of 2.50% can be reduced on the basis of reduced leverage and proceeds from future equity raises by the Company.

The Fourth Amended and Restated Credit Agreement also provides for a new Liquidity Facility in the aggregate amount of $20,000,000, which permits the purchase or sale of vessels within certain parameters, permits the management of third party vessels and provides that all capitalized interest will be evidenced in the form of PIK loans, which will mature on the Termination Date. On the Termination Date, the Company may elect to either (i) repay the PIK loans in cash; or (ii) convert the PIK loans into shares of cumulative convertible preferred stock, par value $10.00 per share. As of December 31, 2012 the outstanding amount of the term loan was $1,129,478,741, the amount of the PIK loans was $15,387,468 and no amount was drawn on the Liquidity Facility. In connection with the Fourth Amended and Restated Credit Amendment, the Company recorded $12,629,673 of deferred financing costs that are amortized over the life of the term loan, including amendment and professional fees.

In addition, the Fourth Amended and Restated Credit Agreement replaces the previously existing financial covenants and substitutes them with new covenants, which shall require the Company to (i) maintain a maximum leverage ratio of the term loan indebtedness, excluding the PIK loans, to EBITDA (as defined in the Fourth Amended and Restated Credit Agreement) on a trailing four quarter basis, commencing in the quarterly period ending September 30, 2013, of 13.9:1, December 31, 2013, of 12.3:1, March 31, 2014 of 10.6:1, June 30, 2014 of 9.2:1, September 30, 2014 of 8.5:1, December 31, 2014 of 8.1:1, March 31, 2015 of 7.8:1, June 30, 2015 of 7.6:1, September 30, 2015 of 7.5:1, and December 31, 2015 of 7.3:1 and, should the

Termination Date be extended under the Company's option, further declining in intervals to 6.2:1 for the quarterly period ending March 31, 2017; (ii) maintain a minimum interest coverage ratio of EBITDA to cash interest expenses on a trailing four quarter basis, expressed as a percentage, commencing in the quarterly period ending June 30, 2013, of 130%, September 30, 2013, of 140%, December 31, 2013, of 160%, March 31, 2014 of 180%, June 30, 2014 of 200%, September 30, 2014 of 210%, December 31, 2014 of 220%, March 31, 2015 of 220%, June 30, 2015 of 220%, September 30, 2015 of 220%, and December 31, 2015 of 220% and, should the Termination Date be extended, further escalating in intervals to 230% for the quarterly period ending March 31, 2017; (iii) maintain free cash with the agent in one or more accounts in an amount equal to $500,000 per vessel owned directly or indirectly by the Company, provided that the unutilized amount of the liquidity facility shall be deemed to constitute free cash for these purposes; and (iv) maintain a maximum collateral coverage ratio, commencing in the quarterly period ending September 30, 2014, of 100% of the term loan indebtedness and any related swap exposure, declining in intervals to 80% for the quarterly period ending December 31, 2015 and, should the Termination Date be extended, further declining in intervals to 70% for the quarterly period ending March 31, 2017. Refer to Note 1 - General Information- Liquidity note for further information regarding compliance with our covenants.

In connection with the Fourth Amended and Restated Credit Agreement, the Company entered into a Warrant Agreement, dated June 20, 2012, pursuant to which the Company issued 3,148,584 warrants convertible on a cashless basis into shares of the Company's common stock, par value $0.01 (the "Warrant Shares"), at a strike price of $0.01 per share of common stock. One-third of the warrants are exercisable immediately, the next third of the warrants are exercisable when the price of the Company's common stock reaches $10.00 per share and the last third of the warrants are exercisable when the price of the Company's common stock reaches $12.00 per share. Unexercised warrants will expire on June 20, 2022. The Company determined the relative fair value of the Warrant Shares at $7.2 million using the Monte Carlo simulation which was performed, and the mean value was selected. The assumptions used in the Monte Carlo simulation were the underlying stock price of $2.98, risk-free rate of 1.64%, expected volatility of 79.3%, expected term of 10 years and expected dividend yield of 0%. The fair value of the warrants was recorded as deferred financing cost and amortized over of the life the term loan agreement.

Our obligations under the Fourth Amended and Restated Credit Agreement are secured by a first priority mortgage on each of the vessels in our fleet, and by a first assignment of all freights, earnings, insurances and requisition compensation relating to our vessels. The Fourth Amended and Restated Credit Agreement also limits our ability to create liens on our assets in favor of other parties.

Sixth Amendatory and Commercial Framework Implementation Agreement

On September 26, 2011, we entered into the Sixth Amendatory and Commercial Framework Implementation Agreement (the "Sixth Amendment") to the Third Amended and Restated Credit Agreement dated October 19, 2007, which has since been amended and restated in its entirety by the Fourth Amended and Restated Credit Agreement. Among other provisions, the Sixth Amendment had suspended the Company's compliance with certain covenants requirements until June 20, 2012.

For the twelve months ended December 31, 2012, interest rates on the outstanding debt ranged from 2.71% to 8.73%, including a margin of 2.50% over LIBOR for the period up to June 19, 2012 and a margin of 3.50% over LIBOR thereafter. The weighted average effective interest rate was 3.89%.

Interest Expense, exclusive of capitalized interest, consists of:

	2012	2011	2010
Loan Interest and commitment fees	$ 60,100,569	$ 42,597,361	$ 45,683,219
Amortization of Deferred Financing Costs	6,542,727	4,172,604	3,202,455
Total Interest Expense	$ 66,643,296	$ 46,769,965	$ 48,885,674

Interest paid, excluding capitalized interest, amounted to $45,098,012 in 2012, $45,297,803 in 2011 and $43,754,242 in 2010.

Note 7. Derivative Instruments and Fair Value Measurements

Interest-Rate Swaps

The Company has entered into interest rate swaps to effectively convert a portion of its debt from a floating to a fixed-rate basis. Under these swap contracts, exclusive of applicable margins, the Company will pay fixed rate interest and receive floating-rate interest amounts based on three-month LIBOR settings. The swaps are designated and qualify as cash flow hedges. The following table summarizes the interest rate swaps in place as of December 31, 2012, and 2011.

Notional Amount Outstanding December 31, 2012		Notional Amount Outstanding December 31, 2011		Fixed Rate	
	—	$	36,752,038	5.225%	08/2012
$	81,500,000		81,500,000	3.895%	01/2013
	84,800,000		84,800,000	3.900%	09/2013
$	166,300,000	$	203,052,038		

The Company records the fair value of the interest rate swaps as an asset or liability on its balance sheet. The effective portion of the swap is recorded in Fair value of derivative instruments in the accompanying balance sheets. Accordingly, liabilities of $2,243,833 and $9,486,116 have been recorded in the Company's balance sheets as of December 31, 2012, and 2011, respectively.

Forward freight agreements (FFAs) swaps and freight derivatives

The Company trades FFAs, bunker swaps, freight and bunker derivative instruments, with the objective to utilize these markets as economic hedging instruments that reduce the risk of specific vessels to changes in the freight market or bunker costs. The Company's FFAs, bunker swaps, freight and bunker derivative instruments have not qualified for hedge accounting treatment. As of December 31, 2012, The Company does not have any open positions and no Fair value for derivative instruments is reflected in the accompanying balance sheet.

No portion of the cash flow hedges shown below was ineffective during the year. The effect of cash flow hedging relationships on the balance sheets as of December 31, 2012 and 2011, and the statement of operations for the years ended December 31, 2012 and 2011 are as follows:

The effect of designated derivative instruments on the consolidated balance sheets:

	Amount of Loss Recognized in OCI on Derivative (Effective Portion)	
Derivatives designated for cash flow hedging relationships	Year Ended December 31, 2012	Year Ended December 31, 2011
Interest rate swaps	(2,243,833)	(9,486,116)
Total	$ (2,243,833)	$ (9,486,116)

The Effect of not designated derivative instruments on statements of operations:

Derivatives not designated as hedging instruments	Location of Loss Recognized	Year Ended December 31, 2012	Year Ended December 31, 2011
Forward freight agreements	Other income (expenses)	$ 1,028,375	$ 151,918
Total		$ 1,028,375	$ 151,918

Cash collateral Disclosures

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted are defined in the terms of respective master agreement executed with counterparties or exchanges and are required when agreed upon threshold limits are exceeded. As of December 31, 2012, the Company had no outstanding amounts paid as collateral to derivative fair value positions.

Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash, cash equivalents and restricted cash—the carrying amounts reported in the consolidated balance sheet for interest-bearing deposits approximate their fair value due to their short-term nature thereof.

Debt—the carrying amounts of borrowings under the revolving credit agreement approximate their fair value, due to the variable interest rate nature thereof.

Interest rate swaps—the fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date.

Forward freight agreements (FFAs)—the fair value of FFAs is determined based on quoted rates.

Freight and bunker derivative instruments—the fair value of freight and bunker derivative contracts is the estimated amount that the Company would receive or pay to terminate the option contracts at the reporting date.

Bunker swaps—the fair value of bunker swaps is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date.

The Company defines fair value, establishes a framework for measuring fair value and provides disclosures about fair value measurements. The fair value hierarchy for disclosure of fair value measurements is as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Our Level 1 non-derivatives include cash, money-market accounts and restricted cash accounts.

Level 2 – Quoted prices for similar assets and liabilities in active markets or inputs that are observable. Our Level 2 non-derivatives include our term loan account.

Level 3 – Inputs that are unobservable (for example cash flow modeling inputs based on assumptions).

The following table summarizes assets and liabilities measured at fair value on a recurring basis at December 31:

	December 31, 2012			December 31, 2011		
	Level 1	**Level 2**	**Level 3**	**Level 1**	**Level 2**	**Level 3**
Assets:						
Investment	$197,509	—	—	$988,196	—	—
Bunker swaps	—	—	—	$142,750	—	—
Bunker derivative instruments	—	—	—	—	$261,000	—
Liabilities:						
Interest rate swaps	—	$2,243,833	—	—	$9,486,116	—
Bunker swaps	—	—	—	$53,000	—	—
Bunker derivative instruments	—	—	—	—	$104,640	—

Note 8. Commitments and Contingencies

Vessel Technical Management Contract

The Company has technical management agreements for some of its vessels with independent technical managers. The Company paid average monthly technical management fees of $10,194 per vessel in 2012, $9,705 in 2011 and $9,562 in 2010.

Operating Lease

In December 2005, the Company entered into a lease for office space. The lease is secured by a letter of credit backed by cash collateral of $276,056 which amount is recorded as restricted cash in the accompanying balance sheets, the lease expires in 2018. In November 2010, the Company entered into a lease office agreement in Singapore, the lease expires in 2013. Our rental expenses in 2012, 2011 and 2010 were $1,339,389, $1,185,843and $744,875, respectively.

The future minimum commitments under the leases for office space as of December 31, 2012 are as follows:

2013	$1,290,656
2014	1,111,374
2015	1,111,374
2016	1,111,374
Thereafter	1,574,447
Total	$6,199,225

Legal Proceedings

The Company is involved in legal proceedings and may become involved in other legal matters arising in the ordinary course of its business. The Company evaluates these legal matters on a case-by-case basis to make a determination as to the impact, if any, on its business, liquidity, results of operations, financial condition or cash flows. The Company currently is party to the legal proceedings described below.

Shareholder Derivative Lawsuits

On June 13, 2011, a complaint against the Company's board of directors and a former director was filed in the United States District Court for the Southern District of New York alleging, among other things, that the directors breached their fiduciary duties of loyalty, good faith and care in connection with (i) director and officer compensation in the years 2008, 2009 and 2010; (ii) the Company's Management Agreement with Delphin Shipping LLC ("Delphin") (specifically, according to the complaint, alleging conflicts of interest between the Company's Chief Executive Officer, Delphin and the Company); and (iii) the adjournment of the Company's 2011 Annual Meeting of Shareholders. The complaint seeks rescission of director and officer compensation for those years as well as rescission of the Management Agreement, and seeks unspecified damages. The discovery period in this action has concluded and summary judgment motions are due April 1, 2013.

On August 23, and August 30, 2011, respectively, two additional complaints were filed in the Supreme Court of the State of New York (New York County) against the Company's board of directors and a former director alleging substantially similar breaches of fiduciary duties as those alleged in the lawsuit filed on June 13, 2011. On January 10, 2012, a motion by the Company was granted, which stays these state court actions pending the outcome of the June 13, 2011 federal action. Those matters remain stayed.

On October 31, 2011, a complaint was filed in the United States District Court for the Southern District of New York by one of the plaintiffs in the June 13, 2011 federal action against the Company and its board of directors alleging deficiencies in the Company's proxy statement in connection with its special meeting of shareholders that was held on November 17, 2011. The Company revised its proxy statement prior to the meeting, causing plaintiffs to withdraw a request for injunctive relief in connection with their complaint. The Company served an answer in this action on March 19, 2012.

Korea Line Corporation

On January 25, 2011, Korea Line Corporation ("KLC"), one of our charterers, filed for protective receivership in Seoul, South Korea. On February 15, 2011, the Korean courts approved this request. The Company has temporarily taken back the employment of all affected chartered vessels and re-chartered them out on the spot and short-term time charter markets, pursuant to terms approved by the Korean court. Earnings during this interim period were used to offset the charter hire otherwise due from KLC.

On March 3, 2011, the Company reached a comprehensive agreement with the receivers of KLC regarding twelve time-chartered vessels impacted by KLC's decision to file for protective receivership, which was certified by the joint receivers on March 15, 2011. The main points of this agreement were:

- Charter rates on ten vessels have been adjusted to $17,000 per vessel per day. Additionally, through December 31, 2015, the Company will receive all profits between $17,000 and $21,000 per vessel per day. During this period any additional profits above $21,000 per vessel per day are to be split equally between the Company and KLC.
- After December 31, 2015, all profits above $17,000 per vessel per day are to be split equally until the conclusion of the charters which expire at the earliest on December 31, 2018.
- For the twelve months commencing March 15, 2011, the Company was responsible for the chartering of these ten vessels, while KLC was responsible for any shortfall between the vessels' actual daily earnings and $17,000 per vessel per day. Any such shortfall was treated as a "claim for common benefit" under the Korean laws of corporate Rehabilitation, and is payable in full.
- Time charter rates on two newbuildings still to be delivered to KLC at the time of the agreement were adjusted to $17,000 per vessel per day with the same profit-sharing arrangement as above. On May 20, 2011 and July 13, 2011 the Company took delivery of these two newbuilding vessels, and the Company has chartered them out on the spot and short-term time charter markets. KLC will be responsible for any shortfall between the vessels' actual daily earnings and $17,000 per vessel per day. Any such shortfall shall be treated as a "claim for common benefit" under the Korean laws of corporate Rehabilitation, payable in full.
- At the time of the agreement one vessel was not impacted, subject to the continued performance of the vessel's sub-charterer. The daily time charter rate on this vessel was to remain at $18,300 until January 2014, after which the rate would be $18,000 per day plus 50% of any profits above this rate until the earliest completion of the charter in December 2018. In October, 2011, due to the failure of the sub-charterer to perform, KLC terminated the sub-charter and the Company took over the employment of this vessel at to the same charter rate and terms mentioned above for the other ten vessels.

On April 1, 2011, the Company filed a claim for all unpaid amounts in respect of the employment of the eleven vessels that were under charter to KLC for the period up to February 15, 2011, and an agreement was reached with the KLC receivers as to the amount of the claim on September 20, 2011.

On October 14, 2011, following a vote by the interested creditors, the Korean court approved a Rehabilitation Plan, pursuant to which 37% of the Company's claim in respect of the period up to February 15, 2011 will be paid in cash installments from 2012 through 2021. The majority of the cash payment installments will be paid in the last five years, and the remaining 63% of the said claim will be converted to KLC stock. On July 2, 2012 the Company took possession of the KLC stock. The KLC stock is designated as Available for sale and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of accumulated other comprehensive income. On December 31, 2012, KLC stock fair value was $197,509.

The Company evaluated the KLC matter to make a determination as to the impact, if any, on our business, liquidity, results of operations, financial condition and cash flows, and recorded an initial allowance for bad debt in the first quarter of 2011 of $6,586,900, which was updated in the fourth quarter of 2011 to reflect the settlement on November 24, 2011. Accordingly, in the fourth quarter of 2011, the Company adjusted the allowance to $1,811,320, which reflects our recovery of $1,269,070 and write off of $3,506,510.

On January 3, 2013, a comprehensive termination agreement between the Company and KLC became effective, pursuant to which we agreed to accept $63.7million on an installment note and 1,224,094 common shares of KLC stock as compensation for the early termination of the 13 charters with KLC. Under the termination agreement, a payment of approximately $10.0 million of the cash settlement was paid in the first quarter of 2013, and the balance of $53.7million would have been paid in cash installments through 2021, with the majority of the payments to be paid in the last five years. The KLC stock certificates were issued on February 7, 2013 and are now being secured at the Korean Securities Depository until August 7, 2013, the date on which we would have been able to take possession of the share certificates. On March 28, 2013, the Korean court approved an amendment to KLC rehabilitation plan after receiving a favorable vote from the concerned parties. The amendment reduced our long term receivable from KLC to $5.5million to be paid in cash installments through 2021; discounted our existing shares by a 1 to 15 ratio; and converted the remainder of the long term receivable to shares that bring our holding of

KLC shares after the amendment to approximately 5%. We are evaluating what is the fair value of the common shares and the long term note receivable from KLC and what the resulting settlement gain should be. We have determined that the combined KLC transactions will have a positive impact on our EBITDA and have assessed a preliminary value of approximately $32 million.

Other

On July 28, 2011, the Company entered into an agreement to charter-in a 37,000 dwt newbuilding Japanese vessel that is expected to be delivered between May and October 2014 for seven years with an option for additional one year. The hire rate for the 1st to 7th year is $13,500 per day and for the 8th year option $13,750 per day. The Company has options to purchase the vessel starting at the end of the 5th year.

Note 9. Related Party Transactions

On August 4, 2009, the Company entered into a management agreement (the "Management Agreement") with Delphin Shipping LLC ("Delphin"), a Marshall Islands limited liability company affiliated with Kelso Investment Associates VII, KEP VI, LLC and the Company's Chief Executive Officer, Sophocles Zoullas. Delphin was formed for the purpose of acquiring and operating dry bulk and other vessels. Under the terms of the Management Agreement, the Company provides commercial and technical supervisory vessel management services to dry bulk vessels acquired by Delphin for a fixed monthly management fee based on a sliding scale. Pursuant to the terms of the Management Agreement, the Company has been granted an opportunity to acquire for its own account any dry bulk vessel that Delphin proposes to acquire. The Company has also been granted a right of first refusal on any dry bulk charter opportunity, other than a renewal of an existing charter for a Delphin-owned vessel, that the Company reasonably deems suitable for a Company-owned vessel. The Management Agreement also provides the Company a right of first offer on the sale of any dry bulk vessel by Delphin. The term of the Management Agreement is one year and is renewable for successive one year terms at the option of Delphin.

Pursuant to the Management Agreement, the Company contracted to provide commercial and technical supervisory management services for Delphin vessels for a monthly fee of $15,834 for the first 10 vessels, $11,667 for the second 10 vessels and $8,750 for the third 10 vessels. Construction of the first vessel commenced in December 2010. Total management fees for the period ended December 31, 2012 and 2011 amounted to $2,180,088 and $918,094 respectively. The advanced balance received from Delphin on account for the management of its vessels as of December 31, 2012 amounted to $217,852. The total reimbursable expenses for the periods ended December 31, 2012 and 2011 amounted to $430,961 and $15,173, respectively. The balance due from Delphin as of December 31, 2012 amounted to $60,587. The balance due mainly consists of management fees, administrative service fees and other reimbursable expenses.

Note 10. Earnings Per Common Share

The computation of basic net loss per share is based on the weighted average number of common shares outstanding during the period. Weighted average shares outstanding for the year ended December 31, 2012, includes the weighted average underlying Warrant Shares issuable upon exercise of the 327,978 warrants at the exercise price of $0.01 per share. In accordance with the accounting literature, the Company has given effect to the issuance of these warrants in computing basic net loss per share because the underlying shares are issuable for little or no cash consideration. Diluted net loss per share gives effect to stock options and restricted stock units using the treasury stock method, unless the impact is anti-dilutive. Diluted net loss per share as of December 31, 2012 does not include 348,289 restricted stock units and 1,908,371 stock options as their effect was anti-dilutive.

	2012	2011	2010
Net Income (loss)	$(102,800,903)	$(14,819,749)	$26,844,650
Weighted Average Shares - Basic	16,328,132	15,655,443	15,551,108
Dilutive effect of stock options and restricted stock units	-	-	53,203
Weighted Average Shares - Diluted*	16,328,132	15,655,443	15,604,311
Basic Earnings Per Share	$(6.30)	$(0.95)	$1.73
Diluted Earnings Per Share	$(6.30)	$(0.95)	$1.72

*Adjusted to give effect to the 1 for 4 reverse stock split that became effective on May 22, 2012, see Note 11.

Note 11. Stock Incentive Plans

Effective as of May 22, 2012, the Company completed a 1 for 4 reverse stock split as previously approved by the Company's shareholders. Proportional adjustments were made to the Company's issued and outstanding common stock and to its common stock underlying stock options and other common stock-based equity grants outstanding immediately prior to the effectiveness of the reverse stock split to reflect the reverse stock split. No fractional shares were issued in connection with the reverse stock split, as shareholders who would have otherwise held a fractional share of common stock received a cash payment in lieu of that fractional share. All references herein to common stock and per share data have been retrospectively adjusted to reflect the reverse stock split.

2011 Equity Incentive Plan. In November 2011, our shareholders approved the 2011 Equity Incentive Plan (the "2011 Plan") for the purpose of affording an incentive to eligible persons. The 2011 Equity Incentive Plan provides for the grant of equity based awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock, other equity based or equity related awards, and/or performance compensation awards based on or relating to the Company's common shares to eligible non-employee directors, officers, employees or consultants. The 2011 Plan is administered by a compensation committee or such other committee of the Company's board of directors. An aggregate of 5.9 million of the Company's common shares have been authorized for issuance under the 2011 Plan. The shares reserved for issuance under the 2011 Plan are not subject to adjustment in the event of a stock split commenced prior to the Company's 2012 Annual General Meeting. However, the 2011 Plan was approved by shareholders subject to the Company's confirmation in the proxy materials relating to the approval of the 2011 Plan that no options granted under the plan would, in the aggregate, exceed 10% of the Company's issued and outstanding shares on a fully diluted basis on the date the options first become exercisable.

2009 Equity Incentive Plan. In May 2009, our shareholders approved the 2009 Equity Incentive Plan (the "2009 Plan") for the purpose of affording an incentive to eligible persons. The 2009 Plan provides for the grant of equity based awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock, other equity based or equity related awards, and/or performance compensation awards based on or relating to the Company's common shares to eligible non-employee directors, officers, employees or consultants. The 2009 Plan is administered by a compensation committee or such other committee of the Company's board of directors. A maximum of 1.05 million of the Company's common shares have been authorized for issuance under the 2009 Plan, which have been adjusted in accordance with the one-for-four reverse stock split effective on May 22, 2012.

The Company permits the employees to use vested shares to satisfy the grantee's U.S. federal income tax liability resulting from issuance of the shares through the Company's retention of that number of common shares having a market value as of the vesting date equal to such tax obligation up to the minimum statutory withholding requirements. The amounts related to shares used for such tax withholding obligations were $239,315, $1,680,649 and $736,443 for the years ended December 31, 2012, 2011 and 2010, respectively.

On March 17, 2006, the Company granted options to purchase 14,166 shares of the Company's common stock to its independent non-employee directors. These options vested and became exercisable on the grant date at an exercise price of $52.92 per share. During 2007, options to purchase 3,333 shares were exercised. The options expire ten years from the date of grant.

On January 12, 2007, the Company granted options to purchase 3,333 of the Company's common shares to its independent non-employee directors and 131,000 of the Company's common shares to members of its management. The options have an exercise price of $71.8 per share and they vested and became exercisable for the non-employee directors on the grant date while the options for management vest and become exercisable over three years. All options expire ten years from the date of grant. During 2008, options to purchase 3,333 shares were exercised and 6,666 options were forfeited.

On May 23, 2007, the Company granted options to purchase 12,500 of the Company's common shares to its independent non-employee directors. These options vested and became exercisable on the grant date at an exercise price of $87.52 per share. The options expire ten years from the date of grant.

On January 23, 2009, the Company granted options to purchase 55,703 of the Company's common shares to its independent non-employee directors. These options vested and became exercisable on the grant date at an exercise price of $20.00 per share and expire six years from the date of grant.

On March 8, 2010 and May 20, 2010, the Company granted options to purchase 50,000 and 12,500, respectively, of the Company's common shares to its independent non-employee directors. These options vested and became exercisable on the grant date at an exercise price of $23.64 and $18.36, respectively, per share and expire five years from the date of grant. For purposes of determining the non-cash compensation cost for the Company's stock option plans using the fair value method of ASC 718 "Compensation-Stock Compensation", the fair value of the options granted of $722,167 was estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions included a risk free interest rate of 1.1%, and an expected stock price volatility factor of 85%.

On February 2, 2011, the Company granted options to purchase 62,500 of the Company's common shares to its independent non-employee directors. These options vested and became exercisable on the grant date at an exercise price of $17.36 per share and expire five years from the date of grant. For purposes of determining the non-cash compensation cost for the Company's stock option plans using the fair value method of ASC 718 "Compensation-Stock Compensation", the fair value of the options granted of $517,761 was estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions included a risk free interest rate of 0.9%, and an expected stock price volatility factor of 80%.

On June 26, 2012, upon the Company's refinancing of its credit facility, the Company granted options, under the 2011 Plan, to certain members of the Company's senior management to purchase an aggregate of 1,580,000 of the Company's common shares. The options have an exercise price of $3.34 per share, vest in four equal annual installments beginning on the grant date, and expire ten years from the date of grant. For purposes of determining the non-cash compensation cost for the Company's stock option plans using the fair value method of ASC 718 "Compensation-Stock Compensation", the fair value of the options granted of $2,973,141 was estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used included a risk free interest rate of 0.75%, and an expected stock price volatility factor of 80%.

The Company has recorded non-cash compensation charges of $1,429,296, $517,761 and $722,167 relating to the fair value of these stock options in 2012, 2011 and 2010, respectively.

In 2006 and 2007, the Company granted Dividend Equivalent Rights Awards to its independent non-employee directors and members of its management. The Dividend Equivalent Rights award entitles the participant to receive a Dividend Equivalent payment each time the Company pays a dividend to the Company's stockholders. The amount of the Dividend Equivalent payment is equal to the number of Dividend Equivalent Rights multiplied by the amount of the per share dividend paid by the Company on its stock on the date the dividend is paid.

On March 17, 2006, the Company granted a Dividend Equivalent Rights Award to its independent non-employee directors equivalent to 15,741 shares of the Company's common stock. During 2007, the Company granted an additional Dividend Equivalent Rights Award to its independent non-employee directors equivalent to 11,342 shares of the Company's common stock. In 2007, the Company also granted a Dividend Equivalent Rights Award to members of its management equivalent to 131,000 shares of the Company's common stock.

In 2007 the Company granted 198,428 Restricted Stock Units ("RSUs") to members of its management. Each Restricted Stock Unit granted to the participant represents the right to receive one share of the Company's Common Stock as of the date of vesting, with such vesting to occur ratably over three years. The fair value of the non-vested restricted stock at the grant date, equivalent to the market value at the date of grants, was $21,912,547. During the year ended December 31, 2010, 31,579 RSUs were vested and 34,382 were forfeited. During the year ended December 31, 2009, 34,972 RSUs were vested and 30,988 were forfeited. During the year ended December 31, 2008, 65,203 RSUs were vested and 1,304 were forfeited. Amortization of this charge, which is included in non-cash compensation expense, for the years ended December 31, 2010, 2009 and 2008, were $6,373,704, $7,283,857 and $7,282,819, respectively.

In June 2008, the Company granted 208,333 RSUs, vesting ratably over five years, to its Chief Executive Officer as part of an employment agreement. In August 2008, the Company granted 26,250 RSUs, vesting ratably over three years, to a new member of management. The fair value of the non-vested RSUs at the grant date, equivalent to the market value at the date of grants, was $27,089,190. During the years ended December 31, 2012, 2011, 2010 and 2009, 20,700, 25,846, 26,998 and 26,996 RSUs were vested and 20,967, 24,570, 23,419 and 23,421 were forfeited, respectively. Amortization of this charge, which is included in non-cash compensation expense, for the years ended December 31, 2012, 2011 and 2010, were $4,849,998, $5,450,402 and $5,796,398, respectively. The remaining expense for the years ended 2013 will be $2,276,805.

In December 2009 the Company granted 287,500 Restricted Stock Units ("RSUs") to members of its management and certain employees. Each Restricted Stock Unit granted to the participant represents the right to receive one share of the Company's Common Stock as of the date of vesting, with such vesting to occur ratably over three years. During the years ended December 31, 2012, 2011, 2010 and 2009, 47,554, 52,099, 49,866 and 0 RSUs were vested and 43,655, 41,442, 51,634 and 1,500 were forfeited, respectively. The fair value of the non-vested restricted stock at the grant date, equivalent to the market value at the date of grants, is $5,628,480. Amortization of this charge, which is included in non-cash compensation expense, for the year ended December 31, 2012, 2011 and 2010, were 1,639,553, 1,789,815 and $1,819,052, respectively.

In December 2010 the Company granted 192,125 Restricted Stock Units ("RSUs") to members of its management and certain employees. Each Restricted Stock Unit granted to the participant represents the right to receive one share of the Company's Common Stock as of the date of vesting, with such vesting to occur ratably over three years. During the year ended December 31, 2012 and 2011, 30,124 and 32,767 RSUs were vested, 30,002 and 44,941 were forfeited, respectively. The fair value of the non-vested restricted stock at the grant date, equivalent to the market value at the date of grants, is $3,781,020. Amortization of this charge, which is included in non-cash compensation expense, for the year ended December 31, 2012, 2011 and 2010, were $1,048,402, $1,135,884 and $30,492, respectively. The remaining expense for the year ended December 31, 2013 will be $1,061,281.

In December 2011 the Company granted 415,750 Restricted Stock Units ("RSUs") to members of its management and certain employees. Each Restricted Stock Unit granted to the participant represents the right to receive one share of the Company's Common Stock as of the date of vesting, with such vesting to occur ratably over three years. The fair value of the non-vested restricted stock at the grant date, equivalent to the market value at the date of grants, is $1,646,370. Amortization of this charge, which is included in non-cash compensation expense, for the year ended December 31, 2012 and 2011, was $406,528 and $13,227, respectively. The remaining expense for the years ended December 31, 2013 and 2014 will be $546,150 and $532,905.

As of December 31, 2012, RSUs covering a total of 348,289 of the Company's shares are outstanding.

Note 12. Non-cash Compensation

Non-cash compensation charges relate to the stock options and restricted stock units granted to certain directors of the Company, members of management and certain employees under the 2009 and 2011 Stock Incentive Plan (see Note 11).

The non-cash compensation expenses recorded by the Company and included in General and Administrative Expenses are as follows:

	2012	2011	2010
Stock Option Plans	$1,429,296	$517,761	$722,167
Restricted Stock Grants	7,944,482	8,389,328	14,019,646
Total non-cash compensation expense	$9,373,778	$8,907,089	$14,741,813

Note 13 — Employee Benefit Plan

In October 2010, the Company established a safe harbor 401(k) plan which is available to full-time office employees who meet the plan's eligibility requirements. The plan allows participants to contribute to the plan a percentage of pre-tax compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The Company is matching 100% of the first 3% and 50% of the next 2% of each employee's salary. The matching contribution vests immediately.

The Company has a discretionary profit sharing contribution program under which employees may receive profit sharing contribution based on the Company's annual operating performance. For the years ended December 31, 2012 and 2011, the Company did not pay profit sharing contribution.

Note 14. Capital Stock

On May 22, 2012, the Company completed a 1 for 4 reverse stock split as previously approved by the Company's shareholders. Proportional adjustments were made to the Company's issued and outstanding common stock and to its common stock underlying stock options and other common stock-based equity grants outstanding immediately prior to the effectiveness of the reverse stock split to reflect the reverse stock split. No fractional shares were issued in connection with the reverse stock split, as shareholders who would have otherwise held a fractional share of common stock received a cash payment in lieu of that fractional share. All references herein to common stock and per share data have been retrospectively adjusted to reflect the reverse stock split.

Common Stock

On June 30, 2009, the Company completed its offering under an Equity Distribution Agreement of $100,000,000. From May through June 2009, the Company sold 14,847,493 common shares. The net proceeds, after underwriting commission of 2.5% and other issuance fees, amounted to $97,291,046.

On October 12, 2011, the Company filed a Definitive Proxy Statement with respect to a special meeting of shareholders which was held on November 17, 2011, to approve an amendment to our Amended and Restated Articles of Incorporation to authorize a reverse stock split of the Company's issued and outstanding shares of common stock by a ratio of between one-for-three and one-for-ten inclusive, to be determined by the Company's Board of Directors in its discretion, and to authorize the Company's Board of Directors to implement the reverse stock split at any time prior to the Company's 2012 Annual General Meeting of Shareholders by filing such amendment with the Registrar of Corporations of the Republic of the Marshall Islands; and to approve the Company's 2011 Equity Incentive Plan.

Dividends

Payment of dividends is in the discretion of the board of directors and is limited by the terms of certain agreements to which the Company and its subsidiaries are parties to and provisions of Marshall Islands law. The Company's revolving credit facility permits it to pay quarterly dividends in amounts up to its cumulative free cash flows, which is our earnings before extraordinary or exceptional items, interest, taxes, depreciation and amortization (Credit Agreement EBITDA), less the aggregate amount of interest incurred and net amounts payable under interest rate hedging agreements during the relevant period and an agreed upon reserve for dry-docking for the period, provided that the Company is in compliance with its loan covenants. Depending on market conditions in the dry bulk shipping industry and acquisition opportunities that may arise, the Company may be required to obtain additional debt or equity financing which could affect its dividend policy. In this connection, the dry bulk market has recently declined substantially. In December 2008, the Company's board of directors suspended the payment of dividends to stockholders in order to increase cash flow, optimize financial flexibility and enhance internal growth. In the future, the declaration and payment of dividends, if any, will always be subject to the discretion of the board of directors, restrictions contained in the credit facility and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things, the Company's earnings, financial condition and cash requirements and availability, the ability to obtain debt and equity financing on acceptable terms as contemplated by the Company's growth strategy, the terms of its outstanding indebtedness and the ability of the Company's subsidiaries to distribute funds to it.

Note 15. Shareholder Rights Plan

On November 9, 2007, the Company's board of directors adopted a shareholder rights plan and declared a dividend distribution of one Right for each outstanding share of our common stock to shareholders of record on the close of business on November 23, 2007. Each Right is nominally exercisable, upon the occurrence of certain events, for one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, at a purchase price of $125.00 per unit, subject to adjustment.

Note 16. 2012, 2011 and 2010 Quarterly Results of Operations (Unaudited)

Consolidated Statement of Operations (Unaudited)	Three Months ended March 31,	Three Months ended June 30,	Three Months ended September 30,	Three Months ended December 31,
2012				
Revenues, net of commissions	$52,616,400	$48,537,233	$46,854,671	$42,802,955
Total Operating Expenses	60,118,356	59,605,359	54,718,097	53,587,700
Operating Loss	(7,501,956)	(11,068,126)	(7,863,426)	(10,784,745)
Net Loss	(17,433,529)	(23,106,239)	(29,837,360)	(32,423,775)
Basic Net Loss Per Share*	(1.11)	(1.46)	(1.77)	(1.92)
Diluted Net Loss Per Share*	(1.11)	(1.46)	(1.77)	(1.92)
2011				
Revenues, net of commissions	$86,692,775	$76,405,388	$80,323,369	$70,010,899
Total Operating Expenses	82,274,862	66,123,996	72,507,439	60,857,843
Operating Income	4,417,913	10,281,392	7,815,930	9,153,056
Net Loss	(5,810,281)	(1,438,278)	(5,872,211)	(1,698,979)
Basic Net Loss Per Share*	(0.37)	(0.09)	(0.37)	(0.11)
Diluted Net Loss Per Share*	(0.37)	(0.09)	(0.37)	(0.11)
2010				
Revenues, net of commissions	$54,243,725	$65,612,840	$72,825,583	$72,353,918
Total Operating Expenses	38,556,526	42,069,392	51,248,337	57,502,627
Operating Income	15,687,199	23,543,448	21,577,246	14,851,291
Net Income	4,573,634	11,011,921	8,226,153	3,032,942
Basic Net Income Per Share*	0.29	0.71	0.53	0.19
Diluted Net Income Per Share*	0.29	0.71	0.53	0.19

*Adjusted to give effect to the 1 for 4 reverse stock split that became effective on May 22, 2012, see Note 11.

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